AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 17, 2009

REGISTRATION NO. 333-159742

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WINDSTREAM CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	4813	20-0792300
(State of other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(IRS Employer Identification Number)

4001 Rodney Parham Road

Little Rock, Arkansas 72212-2442

(501) 748-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John P. Fletcher, Esq.

Executive Vice President and General Counsel

Windstream Corporation

4001 Rodney Parham Road

Little Rock, Arkansas 72212-2442

Tel. (501) 748-7000

Fax (501) 748-7400

(Name, address, including zip code and telephone number, including area code of agent for service)

Copies to:

Daniel L. Heard, Esq. T. Christopher Pledger, Esq. Kutak Rock LLP 124 West Capitol Ave., Suite 2000 Little Rock, AR 72201 Telephone: (501) 975-3000 Fax: (501) 975-3001	Paul G. Mattaini, Esq. Barley Snyder LLC 126 East King Street Lancaster, PA 17602 Telephone: (717) 299-5201 Fax: (717) 291-4660

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective and all other conditions to the merger as described in the enclosed proxy statement/prospectus are satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting Company ☐
(Do not check if a smaller reporting company)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant will file a further amendment which specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement will become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WINDSTREAM MAY NOT DISTRIBUTE AND ISSUE THE SHARES OF WINDSTREAM COMMON STOCK BEING REGISTERED PURSUANT TO THIS REGISTRATION STATEMENT UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS DECLARED EFFECTIVE. THIS PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WINDSTREAM IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE SUCH OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION	AUGUST 17, 2009

Dear Shareholders:

We are pleased to invite you to attend a special meeting of the shareholders of D&E Communications, Inc., which will be held at the Brossman Business Complex, 124 East Main Street, Ephrata, Pennsylvania 17522, on September 24, 2009, at 10:30 a.m., local time.

At the special meeting, you will be asked to consider and vote on the proposal to approve and adopt the Agreement and Plan of Merger dated as of May 10, 2009, among D&E Communications, Inc. (“D&E Communications”), Windstream Corporation (“Windstream”) and Delta Merger Sub, a wholly-owned subsidiary of Windstream (“Merger Sub”), pursuant to which D&E Communications will merge with and into Merger Sub. As a result of the merger, Windstream will acquire D&E Communications. We are sending you the accompanying proxy statement/prospectus to ask you to attend this meeting or vote your shares by proxy on the proposal to approve and adopt the merger agreement.

At the effective time of the merger, each outstanding share of D&E Communications common stock will be converted into the right to receive $5.00 in cash, without interest, and 0.650 shares of Windstream common stock. Shares of Windstream common stock are listed on the New York Stock Exchange under the symbol “WIN.” In connection with the merger, Windstream expects to issue approximately 9,551,750 shares of its common stock (the terms of which are described beginning on page 81). Based on the closing price of Windstream common stock on the New York Stock Exchange on May 8, 2009, the last trading day prior to the public announcement of the execution of the merger agreement, the merger consideration represented approximately $10.88 in value for each share of D&E Communications common stock. Based on the closing price of Windstream common stock on August 14, 2009 of $8.55 per share, the merger consideration payable to holders of D&E Communications common stock would have an aggregate value of $10.56 per share. D&E Communications common stock is listed on The NASDAQ Global Select Market under the trading symbol “DECC.” On August 14, 2009, the closing price of a share of D&E Communications common stock was $10.42. Because the exchange ratio of the stock component of the merger consideration will not be adjusted for changes in the market price of Windstream common stock, the value of the merger consideration at the time of the merger may be significantly different.

Before deciding how to vote, you should consider the “Risk Factors” beginning on page 18 of the proxy statement/prospectus.

Your board of directors has unanimously determined that the merger agreement is advisable and in the best interests of D&E Communications and its shareholders and unanimously recommends that you vote “FOR” the approval and adoption of the merger agreement. The merger cannot be completed unless the merger agreement is approved and adopted by the affirmative vote of a majority of the shares of D&E Communications common stock outstanding as of the record date. If you fail to respond with a vote or fail to instruct your broker or other nominee how to vote on the proposal to approve and adopt the merger agreement, it will have the same effect as a vote against the proposal. If you respond by abstaining from voting, your proxy will have the same effect as a vote against the proposal. If you respond but do not indicate how you want to vote on the proposal, your proxy will be counted as a vote in favor of the proposal.

No vote of Windstream stockholders is required to complete the merger.

The proxy statement/prospectus provides you with detailed information about the proposed merger. You may obtain additional information about us and Windstream from documents we and Windstream have filed with the Securities and Exchange Commission. See “Where You Can Find More Information” in the proxy statement/prospectus. We strongly encourage you to read the proxy statement/prospectus carefully.

Very truly yours,
James W. Morozzi,
President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the shares of common stock to be issued by Windstream under the proxy statement/prospectus or passed upon the adequacy or accuracy of the proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The proxy statement/prospectus is dated August     , 2009, and is being first mailed to shareholders on or about August     , 2009.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Windstream Corporation and D&E Communications, Inc. from documents previously filed with the Securities and Exchange Commission that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing, by telephone or by e-mail from the appropriate company with the following contact information:

D&E Communications, Inc.: Investor Relations P.O. Box 458 Ephrata, PA 17522 (717) 738-8422 investorrelations@decommunications.com	Windstream Corporation: Investor Relations 4001 Rodney Parham Road Little Rock, Arkansas 72212 (866) 320-7922 windstream.investor.relations@windstream.com

If you would like to request any documents, please do so by September 17, 2009 in order to receive them before the special meeting.

See “Where You Can Find More Information” for more information about the documents referred to in this proxy statement/prospectus.

In addition, if you have questions about the merger you may contact D&E Communications’ proxy solicitor, Georgeson Inc., at 199 Water Street, 26th floor, New York, New York 10038, or toll free: 1-888-219-8242.

ABOUT THIS DOCUMENT

This proxy statement/prospectus forms a part of a registration statement on Form S-4 (Registration No. 333-159742) filed by Windstream with the Securities and Exchange Commission. It constitutes a prospectus of Windstream under Section 5 of the Securities Act of 1933, as amended, and the rules thereunder, with respect to the shares of Windstream common stock to be issued to D&E Communications shareholders in the merger. In addition, it constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, and the rules thereunder, and a notice of meeting with respect to the D&E Communications special meeting of shareholders at which D&E Communications shareholders will consider and vote on the proposal to approve and adopt the merger agreement.

You should rely only on the information contained or incorporated by reference into this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated August     , 2009. You should not assume that the information contained in this document is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this document is accurate as of any date other than the date of such incorporated document. Neither our mailing of this document to D&E Communications shareholders nor the issuance by Windstream of common stock in connection with the merger will create any implication to the contrary.

INFORMATION INCLUDED IN THE PROXY STATEMENT/PROSPECTUS REGARDING WINDSTREAM AND D&E COMMUNICATIONS WAS PROVIDED BY WINDSTREAM AND D&E COMMUNICATIONS, RESPECTIVELY. NEITHER COMPANY WARRANTS THE ACCURACY OF INFORMATION PROVIDED BY THE OTHER COMPANY.

D&E Communications, Inc.

124 East Main Street

P.O. Box 458

Ephrata, PA 17522-0458

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS OF D&E COMMUNICATIONS, INC.:

Notice is hereby given that a special meeting of shareholders of D&E Communications, Inc. will be held at the Brossman Business Complex, 124 East Main Street, Ephrata, Pennsylvania 17522, on September 24, 2009, at 10:30 a.m., local time, to consider and act upon the following matters:

1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of May 10, 2009 (referred to in the proxy statement/prospectus as the “merger agreement”), by and among Windstream Corporation, a Delaware corporation (“Windstream”), Delta Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Windstream (“Merger Sub”), and D&E Communications, Inc., a Pennsylvania corporation (“D&E Communications”), pursuant to which D&E Communications will merge with and into Merger Sub (referred to in the proxy statement/prospectus as the “merger”), after which Merger Sub will survive the transaction and continue to be a wholly-owned subsidiary of Windstream and the separate corporate existence of D&E Communications will cease. Immediately following the merger, Merger Sub will change its name to “D&E Communications, Inc.”; and

2. To transact such other business as may properly come before the special meeting or any adjournments thereof, including, without limitation, any proposal to adjourn or postpone the special meeting.

D&E Communications board of directors has fixed the close of business on August 17, 2009, as the record date for the determination of shareholders entitled to notice of, and to vote at, the special meeting or any adjournments or postponements of the special meeting.

The accompanying proxy statement/prospectus describes the terms and conditions of the merger agreement and includes, as Annex A, a copy of the merger agreement. We urge you to read the enclosed materials carefully for a complete description of the merger. The accompanying proxy statement/prospectus is a part of this notice.

You are cordially invited to attend the special meeting. Your proxy is being solicited by D&E Communications board of directors. Even if you plan to attend the special meeting, we urge you to submit a valid proxy promptly. If your shares of D&E Communications common stock are registered in your own name you may submit your proxy (i) by filling out and signing the proxy card, and then mailing your signed proxy card in the enclosed envelope; (ii) authorizing the voting of your shares over the Internet at http://www.proxyvoting.com/decc; or (iii) by calling 1-866-540-5760 and by following the instructions on the enclosed proxy card. If your shares are held in “street name” you should follow the directions your broker or bank provides. If you hold shares in D&E Communications’ 401(k) plan and/or employee stock purchase plan, your proxy will also serve as voting instructions to the trustee of the 401(k) plan and/or the trustee of the employee stock purchase plan, as applicable.

Your vote is very important. We urge you to review the enclosed materials and return your proxy card. Your board of directors unanimously recommends that shareholders vote “FOR” the approval and adoption of the merger agreement.

By Order of the Board of Directors,

Thomas E. Morell,

Senior Vice President, Chief Financial Officer,

Secretary and Treasurer

Ephrata, Pennsylvania

August     , 2009

i

ii

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following are some questions that you, as a shareholder of D&E Communications, may have regarding the merger and the answers to those questions. D&E Communications urges you to read carefully the remainder of this document because the information in this section does not provide all the information that might be important to you with respect to the merger. Additional important information is also contained in the annexes to and the documents incorporated by reference into this document.

Q:	What is the proposed transaction?

A:	You are being asked to vote to approve and adopt an agreement and plan of merger among Windstream, Merger Sub and D&E Communications. In this proxy statement/prospectus, we refer to the agreement and plan of merger as the “merger agreement.” In the merger, D&E Communications will merge with and into Merger Sub, a newly formed corporation and wholly-owned subsidiary of Windstream. Merger Sub will survive the merger and the separate corporate existence of D&E Communications will cease. Immediately following the merger, Merger Sub will change its name to “D&E Communications, Inc.”

Q:	What will I be entitled to receive pursuant to the merger agreement?

A:	In the merger, you will be entitled to receive $5.00 in cash, without interest, and 0.650 shares of Windstream common stock for each share of D&E Communications common stock outstanding immediately prior to completion of the merger.

You will not be entitled to receive any fractional shares of Windstream common stock. Instead, you will be entitled to receive cash, without interest, for any fractional share of Windstream common stock you might otherwise have been entitled to receive based on the per share closing bid and asked prices for Windstream common stock over a ten day period ending two business days prior to the date the merger occurs.

Q:	What does the D&E Communications board of directors recommend?

A:	The D&E Communications board of directors has unanimously approved and adopted the merger agreement and has also unanimously determined that the merger agreement is advisable and in the best interests of D&E Communications and its shareholders. Accordingly, the D&E Communications board unanimously recommends that D&E Communications shareholders vote “FOR” the approval and adoption of the merger agreement at the special meeting.

Q:	Who is entitled to vote at the special meeting?

A:	Holders of record of D&E Communications common stock at the close of business on August 17, 2009, which is the date D&E Communications board of directors has fixed as the record date for the special meeting, are entitled to vote at the special meeting.

Q:	What vote is required to approve and adopt the merger agreement?

A:	The merger agreement must be approved and adopted by the affirmative vote of a majority of the shares of D&E Communications common stock outstanding as of the record date.

No vote of the stockholders of Windstream is required.

Q:	What if I don’t vote on the proposal to approve and adopt the merger agreement?

If you are a D&E Communications shareholder and you fail to respond with a vote or fail to instruct your broker or other nominee how to vote on the proposal to approve and adopt the merger agreement, it will have the same effect as a vote against the proposal. If you respond by abstaining from voting, your proxy will have the same effect as a vote against the proposal. If you respond but do not indicate how you want to vote on the proposal, your proxy will be counted as a vote in favor of the proposal.

Q:	What other matters will be voted on at the D&E Communications special meeting?

A:	At this time, we do not anticipate a vote on any other matter at the special meeting.

Q:	Do I have dissenters’ rights?

A:	No. D&E Communications shareholders have no dissenters’ rights under the Pennsylvania Business Corporation Law (the “PBCL”) in connection with the merger. See “Comparison of Rights of Common Stockholders of Windstream and Common Shareholders of D&E Communications—Appraisal Rights and Dissenters’ Rights” on page 94.

Q:	What are the material United States federal income tax consequences of the merger to me?

A:	The transaction is intended to be tax-free for United States federal income tax purposes, except with respect to any cash received by D&E Communications shareholders. See “The Merger—Material United States Federal Income Tax Consequences” beginning on page 52.

Q:	When do you expect the merger to be completed?

A:	We expect to complete the merger promptly after D&E Communications shareholders approve and adopt the merger agreement at the special meeting and after the satisfaction or waiver of all other conditions to the merger, including the receipt of all regulatory approvals that are required to be obtained pursuant to the merger agreement. We currently expect the closing of the merger to occur in the fourth quarter of 2009.

Q:	What do I need to do to vote my shares at the special meeting?

A:	After carefully reading and considering the information included and incorporated by reference in this proxy statement/prospectus, please submit your proxy as soon as possible so that your shares may be voted at the special meeting. If your shares of D&E Communications common stock are registered in your own name you may submit your proxy (i) by filling out and signing the proxy card, and then mailing your signed proxy card in the enclosed envelope; (ii) authorizing the voting of your shares over the Internet at http://www.proxyvoting.com/decc; or (iii) by calling 1-866-540-5760 and by following the instructions on the enclosed proxy card. Authorizations submitted over the Internet or by telephone must be received by 11:59 p.m. Eastern time on September 23, 2009.

If your shares are held in “street name,” you should follow the directions your broker or bank provides in order to ensure your shares are voted at the special meeting.

Your proxy card will instruct the persons named on the proxy card to vote your shares at the special meeting as you direct. If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be voted “FOR” the approval and adoption of the merger agreement. Because the affirmative vote of a majority of D&E Communications shares outstanding on the record date is required to approve and adopt the merger agreement, if you do not send in your signed proxy or if you abstain, the effect will be a vote against the approval and adoption of the merger agreement.

Q:	May I change my vote after I have mailed my signed proxy card?

A:

You may change your vote at any time before your proxy is voted at the special meeting. If your shares of D&E Communications common stock are registered in your own name, you can do this by: (i) delivering a notice of revocation or delivering a later-dated proxy to D&E Communications, Inc., 124 East Main Street, Ephrata, Pennsylvania 17522, Attn: Thomas E. Morell, Corporate Secretary; (ii) submitting a proxy card with a later date at the special meeting; (iii) submitting another vote over the Internet or telephone; or (iv) appearing at the special meeting and voting in person. Please note that simply attending the meeting will not revoke your proxy, as you must vote at the special meeting in order to revoke a prior proxy. Your last vote is the vote that will be counted. Attendance at the special meeting will not, in and of itself, revoke a proxy.

If you have instructed a broker or bank to vote your shares, you must follow the directions you received from your broker or bank to change your vote.

Q:	If I hold D&E Communications shares in D&E Communications’ 401(k) plan or Employee Stock Purchase Plan, how will my shares be voted?

A:	If you hold shares of D&E Communications common stock in D&E Communications’ 401(k) plan, your proxy will serve as voting instructions to the trustee of the 401(k) plan. To allow sufficient time for voting by the plan trustee, your voting instructions must be received by 11:59 p.m., Eastern time, September 21, 2009. If you submit a valid proxy by mail, telephone or the Internet by 11:59 p.m., Eastern time, September 21, 2009, your shares held in D&E Communications’ 401(k) plan will be voted as instructed by you in accordance with that proxy. If you submit a proxy and do not indicate how you wish to vote, the trustee of D&E Communications’ 401(k) plan will vote your shares in favor of the approval and adoption of the merger agreement. If you do not submit a valid proxy by 11:59 p.m., Eastern time, September 21, 2009, your shares held in D&E Communications’ 401(k) plan will be voted in the same proportion as those shares in D&E Communications’ 401(k) plan for which voting instructions have been received. If you hold shares of D&E Communications common stock through D&E Communications’ employee stock purchase plan, you may submit your proxy by filling out and signing the proxy card, and then mailing your signed proxy card in the enclosed envelope. If you do not submit a valid proxy by 11:59 p.m., Eastern time, September 23, 2009, your shares issued through the D&E Communications’ employee stock purchase plan will not be voted.

Q:	Should I send in my stock certificates with my proxy card?

A:	No. After the merger is completed, you will receive a letter of transmittal with instructions for the surrender of your D&E Communications common stock certificates. Please do not send in your stock certificates with your proxy.

Q:	Who can help answer my questions?

A:

If you have any questions about the merger or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact D&E Communications’ proxy solicitor, Georgeson Inc., at 199 Water Street, 26th floor, New York, New York 10038, or toll free: 1-888-219-8242.

Q:	Where can I find more information about D&E Communications and Windstream?

A:	You can find more information about D&E Communications and Windstream from various sources described under the heading “Where You Can Find More Information” on page 96.

SUMMARY

This summary highlights material information from this proxy statement/prospectus. It does not contain all of the information that is important to you. You should read carefully the entire proxy statement/prospectus and the additional documents referred to in it to fully understand the merger.

The Companies (See Page 30)

Windstream (See Page 30)

Windstream Corporation

4001 Rodney Parham Road

Little Rock, Arkansas 72212

Telephone: (501) 748-7000

Windstream, a Delaware corporation, is one of the largest providers of telecommunications services in rural communities in the United States, and based on the number of telephone lines in service, is the fifth largest local telephone company in the country. Windstream has focused its strategy on enhancing the value of its customer relationships by offering additional products and services and providing superior customer service. Windstream delivers one-stop shopping to customers with a full range of communications products and services that include voice and related features, high-speed Internet, long distance, network access and video. As of June 30, 2009, Windstream served approximately 3.0 million customers primarily located in rural areas in 16 states. Additionally, Windstream provides data services to more than 1.0 million high-speed Internet customers.

Merger Sub (See Page 30)

Delta Merger Sub, Inc.

4001 Rodney Parham Road

Little Rock, Arkansas 72212

Telephone: (501) 748-7000

Merger Sub is a Delaware corporation and a direct wholly-owned subsidiary of Windstream. Merger Sub was organized on May 8, 2009 solely for the purpose of effecting the merger with D&E Communications. It has not carried on any activities other than in connection with the merger agreement.

D&E Communications (See Page 30)

D&E Communications, Inc.

124 East Main Street

Ephrata, Pennsylvania 17522

Telephone: (717) 733-4101

D&E Communications, a Pennsylvania corporation, is a leading provider of broadband integrated communications services to residential and business customers in markets throughout the eastern half of Pennsylvania. D&E Communications offers its customers a comprehensive package of communications services, including local and long distance telephone services, enhanced telephone services, network access services, dedicated data circuits, and communication services, such as broadband and dial-up Internet access services, business continuity and co-location services, web-hosting services, directory, voice over internet protocol services and, in certain of its markets, video services. D&E Communications also provides professional data and information technology services, computer support services, computer network design and monitoring services and sells computer equipment.

The Merger (See Page 35)

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, D&E Communications will be merged with and into Merger Sub. Merger Sub will survive the merger as a direct, wholly owned subsidiary of Windstream. Immediately following the merger, Merger Sub will change its name to “D&E Communications, Inc.”

The Merger Agreement (See Page 57)

A copy of the merger agreement, which is incorporated by reference herein in its entirety, is attached to this proxy statement/prospectus as Annex A. Windstream and D&E Communications urge you to read the merger agreement in its entirety.

Merger Consideration (See Page 57)

In the merger, each D&E Communications shareholder will be entitled to receive a combination of $5.00 in cash, without interest, and 0.650 shares of Windstream common stock for each share of D&E Communications common stock outstanding immediately prior to completion of the merger, with cash paid in lieu of fractional shares. The cash and Windstream common stock payable in the merger are referred to collectively as the “merger consideration” in this proxy statement/prospectus.

The exchange ratio is fixed and will not be adjusted for changes in the market value of the common stock of Windstream or D&E Communications. Accordingly, the implied value of the consideration to D&E Communications shareholders will fluctuate between now and the completion of the merger in response to changes in the market value of Windstream’s common stock. Based on the closing price of Windstream common stock on the New York Stock Exchange (the “NYSE”), of $9.05 on May 8, 2009, the last trading day prior to the public announcement of the execution of the merger agreement, the merger consideration represented approximately $10.88 in value for each share of D&E Communications common stock. Based on the closing price of Windstream common stock on the NYSE on August 14, 2009, the latest practicable date before the date of this document, the merger consideration represented approximately $10.56 in value for each share of D&E Communications common stock.

Restricted Stock and Stock Options (See Page 58)

At the effective time of the merger, each award of restricted stock granted pursuant to D&E Communications’ equity plans will vest and the holder will be entitled to receive the same merger consideration provided to holders of D&E Communications common stock.

At the effective time of the merger, outstanding stock options to purchase D&E Communications common stock granted pursuant to D&E Communications’ equity plans will vest, and at the election of the holder, be converted into (i) stock options to acquire shares of Windstream common stock or (ii) cash.

Record Date (See Page 32)

The close of business on August 17, 2009 is the record date for determining if you are entitled to vote at the special meeting. On that date, there were             shares of D&E Communications common stock outstanding.

The Special Meeting (See Page 32)

The D&E Communications special meeting will take place at the Brossman Business Complex, 124 East Main Street, Ephrata, Pennsylvania 17522, on September 24, 2009, at 10:30 a.m., local time. At the special meeting, the holders of D&E Communications common stock will be asked to approve and adopt the merger agreement.

Required Vote (See Page 32)

The merger agreement must be approved and adopted by the affirmative vote of a majority of the shares of D&E Communications common stock outstanding as of the record date. Each share of D&E Communications common stock is entitled to one vote at the special meeting.

Beneficial Ownership of D&E Communications Stock by Directors and Executive Officers (See Page 32)

On the record date, directors and executive officers of D&E Communications beneficially owned and had the right to vote             shares of D&E Communications common stock entitling them to cast approximately     % of the number of votes entitled to be cast at the special meeting.

Recommendation of the D&E Communications Board; D&E Communications’ Reasons for the Merger (See Page 32 and 39)

D&E Communications board of directors has unanimously adopted and approved the merger agreement. D&E Communications board of directors has also unanimously determined that the merger agreement is advisable and in the best interests of D&E Communications and its shareholders and unanimously recommends that you vote “FOR” the approval and adoption of the merger agreement. In reaching its decision, D&E Communications board of directors considered a number of factors that are described in more detail in “The Merger—Recommendation of the D&E Communications Board; D&E Communications’ Reasons for the Merger” beginning on page 39. Further, individual members of D&E Communications board of directors may have given different weight to different reasons.

Opinion of Financial Advisor to D&E Communications (See Page 41)

In connection with the merger, D&E Communications’ financial advisor, Credit Suisse Securities (USA) LLC, referred to as Credit Suisse, delivered a written opinion, dated May 10, 2009, to the D&E Communications board of directors as to the fairness, from a financial point of view and as of the date of such opinion, of the merger consideration to be received by the holders of D&E Communications common stock. The full text of Credit Suisse’s written opinion is attached to this proxy statement/prospectus as Annex B and sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken. Credit Suisse’s opinion was provided to the D&E Communications board of directors for its information in connection with its evaluation of the merger consideration. The opinion addresses only the fairness of the merger consideration from a financial point of view, does not address any other aspect of the proposed merger and does not constitute advice or a recommendation to any shareholder as to how such shareholder should vote or act on any matter relating to the proposed merger.

Interests of Certain Persons in the Merger (See Page 46)

Some of D&E Communications directors and executive officers may have financial interests in the merger that are different from, or in addition to, the interests of D&E Communications shareholders generally. D&E Communications board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement, and in recommending to the D&E Communications shareholders that the merger agreement be approved and adopted.

These differing financial interests take a variety of forms. For example, at the effective time of the merger, each outstanding D&E Communications’ unvested stock option and restricted stock award, including those held by D&E Communications’ executive officers, will become fully vested entitling the holder of such award to certain financial benefits. In addition, James W. Morozzi, D&E Communications’ President and Chief Executive Officer, Thomas Morell, D&E Communications’ Senior Vice President, Chief Financial Officer, Secretary and

Treasurer, and Albert Kramer, D&E Communications’ Senior Vice President and Chief Operating Officer, are each a party to an employment agreement with D&E Communications providing for the payment of severance and other benefits in the case of qualifying terminations of employment following a change in control, including completion of the merger. Also, the D&E Communications board of directors implemented (i) a transaction award program which will permit D&E Communications to pay certain sums to Messrs. Morozzi, Morell and Kramer in connection with the merger and (ii) a transition award program which provides certain benefits to designated key employees of D&E Communications which are intended to provide an incentive to such employees to remain with D&E Communications through the merger and for a transition period following the merger. Finally, Windstream has agreed that if it and each of Messrs. Morozzi, Morell and Kramer cannot agree to mutually acceptable terms of continuing employment, Windstream will, at the option of each of Messrs. Morozzi, Morell and Kramer, enter into consulting agreements with such individuals as of the effective time.

For additional details about these financial interests, including the specific amounts associated with each of these interests, please see “The Merger—Interests of Certain Persons in the Merger” beginning on page 46.

Conditions to the Merger (See Page 70)

As more fully described in this document and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, receipt of the requisite approvals of D&E Communications shareholders, the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (which was received on June 5, 2009), the receipt of all required regulatory approvals by the Federal Communications Commission (the “FCC”) (which was received on July 31, 2009) and the Pennsylvania Public Utilities Commission (the “Pennsylvania PUC”) and, subject to certain materiality standards, all other regulators, the correctness of all representations and warranties made by the parties in the merger agreement and performance by the parties of their obligations under the merger agreement (subject in each case to certain materiality standards) and the receipt of legal opinions by each company regarding the qualification of the merger as a reorganization for U.S. federal income tax purposes (which have been received).

Neither Windstream nor D&E Communications can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

The completion of the merger is not conditioned on Windstream obtaining financing of any kind.

No Solicitation (See Page 64)

The merger agreement contains restrictions on the ability of D&E Communications to solicit or engage in discussions or negotiations with a third party with respect to a proposal to acquire a significant interest in D&E Communications’ equity or assets. Notwithstanding these restrictions, before D&E Communications shareholders approve and adopt the merger agreement, the merger agreement provides that, under specified circumstances, if D&E Communications receives a proposal from a third party to acquire a significant interest in the company that the board of directors determines in good faith may reasonably be expected to lead to a proposal that is superior to the merger, D&E Communications may furnish nonpublic information to, and engage in negotiations regarding a transaction with, such third party.

Termination and Expenses (See Page 71)

Windstream and D&E Communications may mutually agree to terminate the merger agreement before completing the merger, even after D&E Communications shareholders have approved and adopted the merger agreement.

In addition, either Windstream or D&E Communications may decide to terminate the merger agreement, even after D&E Communications shareholder approval, if:

•	the merger is not consummated by October 8, 2009 subject to a two-month extension under certain circumstances;

•	there are final, non-appealable court or governmental entity rulings or orders, preventing the merger; or

•	any law prohibiting the consummation of the merger is adopted or issued.

Windstream may also terminate the merger agreement if (i) D&E Communications board of directors fails to include in the proxy statement its approval or recommendation of the merger agreement, withdraws, modifies or proposes publicly to withdraw or modify its approval or recommendation with respect to the merger agreement or approves, recommends or proposes to approve or recommend any alternative takeover proposal with a third party or (ii) D&E Communications shareholders fail to approve and adopt the merger agreement at the special meeting.

Termination Fee (See Page 72)

The merger agreement provides that, upon termination of the merger agreement under certain circumstances, D&E Communications may be obligated to pay Windstream a termination fee of $5.5 million. See the section entitled “The Merger Agreement—Termination Fee” for a complete discussion of the circumstances under which a termination fee will be required to be paid.

Material United States Federal Income Tax Consequences (See Page 52)

It is expected that the merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code so that D&E Communications shareholders generally will recognize gain (but not loss) in an amount not to exceed the cash portion of the merger consideration for U.S. federal income tax purposes as a result of the merger and shareholders will recognize gain or loss with respect to any cash received in lieu of a fractional share of D&E Communications common stock in the merger. The consummation of the merger is conditioned on the receipt by each of Windstream and D&E Communications of opinions from their respective counsel to the effect that the merger will so qualify (which have been received).

Tax matters are very complicated, and the tax consequences of the merger to a particular shareholder of D&E Communications will depend on the facts and circumstances of each holder’s own situation. For a description of the material federal income tax consequences of the merger, please see the information set forth in “The Merger—Material United States Federal Income Tax Consequences”. We also urge each shareholder of D&E Communications to consult the shareholder’s own tax advisor for a full understanding of the tax consequences of the merger.

Comparison of Rights of Common Stockholders of Windstream and Common Shareholders of D&E Communications (See Page 86)

After the merger, D&E Communications shareholders will become Windstream stockholders and their rights as stockholders will be governed by the certificate of incorporation and by-laws of Windstream and the general corporation law of the State of Delaware. There are a number of differences between the certificate of incorporation and by-laws of Windstream, the articles of incorporation and by-laws of D&E Communications and the corporation law of the State of Delaware and the corporation law of the Commonwealth of Pennsylvania. These differences are summarized under the heading “Comparison of Rights of Common Stockholders of Windstream and Common Shareholders of D&E Communications.”

Appraisal Rights and Dissenters’ Rights (See Page 94)

Under Pennsylvania law, record holders of D&E Communications common stock are not entitled to dissenters’ rights in connection with the merger.

Comparative Stock Prices and Dividends (See Page 17)

Windstream common stock is listed on the NYSE under the trading symbol “WIN.” D&E Communications common stock is listed on The NASDAQ Global Select Market under the trading symbol “DECC.” On May 8, 2009, the last full trading day prior to the public announcement of the execution of the merger agreement, the closing price of D&E Communications common stock was $6.75 per share and the closing price of Windstream common stock was $9.05 per share. On August 14, 2009, the most recent practicable date prior to the printing of this proxy statement/prospectus, the closing price of D&E Communications common stock was $10.42 per share and the closing price of Windstream common stock was $8.55 per share. We urge you to obtain current market quotations.

Windstream Stock Exchange Listing (See Page 56)

Shares of Windstream common stock received by D&E Communications shareholders pursuant to the merger will be listed on the NYSE.

After completion of the merger, shares of Windstream common stock will continue to be traded on the NYSE, but shares of D&E Communications common stock will no longer be listed or traded.

Regulatory/Third Party Matters (See Page 56)

Completion of the merger is conditioned upon the receipt of approvals of the FCC and the Pennsylvania PUC. Pursuant to the merger agreement, Windstream and D&E Communications filed the applications required for the transfer of control of the relevant franchises, licenses and similar instruments issued under the rules and regulations of the FCC on May 22, 2009 and the Pennsylvania PUC on May 21, 2009. On July 31, 2009, D&E Communications and Windstream received the FCC’s approval of the merger.

In addition, as a condition to the merger, the HSR Act requires D&E Communications and Windstream to observe the HSR Act’s notification and waiting period. The HSR Act provides for an initial 30-calendar-day waiting period following the necessary filings by the parties to the merger which were completed on June 1, 2009 by the filing of notification and report forms with the U.S. Department of Justice (“DOJ”) and the Federal Trade Commission (“FTC”). On June 5, 2009, the FTC granted early termination of the waiting period under the HSR Act.

Dividend Practices (See Page 86)

Windstream’s board of directors has adopted a current dividend practice for the payment of quarterly cash dividends at a rate of $0.25 per share of Windstream’s common stock. This practice can be changed at any time at the discretion of Windstream’s board of directors and Windstream’s common stockholders have no contractual or other legal right to dividends.

D&E Communications also currently declares and pays regular quarterly dividends to its shareholders. The current dividend practice of D&E Communications board of directors is to declare quarterly cash dividends on D&E Communications common stock at a rate of $0.125 per share. Dividends are paid on D&E Communications common stock as and when declared by its board of directors.

As required by the merger agreement, D&E Communications has adjusted its dividend record date and payment date to correspond to Windstream’s dividend record date and payment date. The purpose of this adjustment is to ensure that D&E Communications shareholders receive either a dividend on the common stock of D&E Communications or Windstream, but not both, in the quarter in which the closing of the merger occurs.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF WINDSTREAM

The summary below sets forth selected historical financial data for Windstream. This data should be read in conjunction with Windstream’s audited consolidated historical financial statements and related notes included in Windstream’s Annual Report on Form 10-K for the year ended December 31, 2008 and Windstream’s Quarterly Report on Form 10-Q for the period ended June 30, 2009. See “Where You Can Find More Information.”

	Six Months Ended June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
(Millions, except per share amounts)	(Unaudited)	(Unaudited)
Revenues and sales	$1,507.9	$1,599.9	$3,171.5	$3,245.9	$3,033.3	$2,923.5	$2,933.5

Operating income	497.0	585.2	1,132.4	1,149.9	898.8	633.8	667.6
Other income, net	1.4	8.6	2.1	11.1	8.7	11.6	13.7
Gain on sale of directory publishing business and other assets	—	—	—	451.3	—	—	—
Loss on extinguishment of debt	—	—	—	—	(7.9)	—	—
Intercompany interest income (expense)	—	—	—	—	31.9	23.3	(15.2)
Interest expense	(197.5)	(208.6)	(416.4)	(444.4)	(209.6)	(19.1)	(20.4)

Income from continuing operations before income taxes	300.9	385.2	718.1	1,167.9	721.9	649.6	645.7
Income taxes	121.9	145.4	283.2	251.5	276.3	267.9	259.4

Income from continuing operations	179.0	239.8	434.9	916.4	445.6	381.7	386.3
Discontinued operations, including tax expense	—	(14.1)	(22.2)	0.7	—	—	—

Income before extraordinary item and cumulative effect of accounting change	179.0	225.7	412.7	917.1	445.6	381.7	386.3
Extraordinary item, net of income taxes	—	—	—	—	99.7	—	—
Cumulative effect of accounting change, net of income taxes	—	—	—	—	—	(7.4)	—

Net Income	$179.0	$225.7	$412.7	$917.1	$545.3	$374.3	$386.3

Basic and diluted earnings (loss) per share:(a)
Income from continuing operations	$0.41	$0.53	$0.98	$1.93	$1.02	$0.95	$0.96
Loss from discontinued operations	—	(0.03)	(0.05)	—	—	—	—
Extraordinary item	—	—	—	—	0.23	—	—
Cumulative effect of accounting change	—	—	—	—	—	(0.02)	—

Net income	$0.41	$0.50	$0.93	$1.93	$1.25	$0.93	$0.96

Dividends declared per common share	$0.50	$0.50	$1.00	$1.00	$0.45	$—	$—

Balance sheet data
Total assets	$7,789.5	$8,040.5	$8,009.3	$8,241.2	$8,030.7	$4,935.8	$5,079.2
Total long-term debt (including current maturities)	$5,226.2	$5,369.0	$5,382.5	$5,355.5	$5,488.4	$260.8	$282.9
Total equity	$226.4	$502.3	$252.3	$699.8	$469.8	$3,489.2	$3,706.8

(a)	Basic and diluted earnings per share amounts have been retrospectively adjusted to conform with the guidance contained in FASB Staff Position No. Emerging Issues Task Force Issue No. (“FSP EITF”) 03-6-1 “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” which was adopted by Windstream effective January 1, 2009. For further information on FSP EITF 03-6-1 and its impact on Windstream, see Notes to Unaudited Interim Consolidated Financial Statements included in Windstream’s Report on Form 10-Q for the period ended June 30, 2009. The effect of adopting FSP EITF 03-6-1 was immaterial to all periods presented.

Notes to Selected Historical Consolidated Financial Data:

•

Explanations for significant events affecting Windstream’s historical operating trends during the periods 2006 through June 30, 2009 are provided in Management’s Discussion and Analysis of Financial Condition and Results of Operations in Windstream’s Annual Report on Form 10-K for the year ended December 31, 2008 and Windstream’s Quarterly Report on Form 10-Q for the period ended June 30, 2009.

•

During 2005, Windstream incurred $4.5 million of severance and employee benefit costs related to a workforce reduction in its wireline operations. Windstream also incurred $31.2 million of incremental costs, principally consisting of investment banker, audit and legal fees, related to the then pending spin off from Alltel. These transactions decreased net income by $34.1 million. Effective July 1, 2005, Windstream prospectively reduced depreciation rates for its regulated operations in Florida, Georgia, North Carolina and South Carolina to reflect the results of studies of depreciable lives completed by the Company in the second quarter of 2005. The depreciable lives were lengthened to reflect the estimated remaining useful lives of wireline plant based on expected future network utilization and capital expenditure levels required to provide service to its customers. The effects of this change during the year ended December 31, 2005 resulted in a decrease in depreciation expense of $21.8 million and an increase in net income of $12.8 million. Effective December 31, 2005, Windstream adopted Financial Accounting Standards Board Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”. The cumulative effect of this accounting change resulted in a one-time non-cash charge of $7.4 million, net of income tax benefit of $4.6 million.

•

During 2004, Windstream reorganized its operations and support teams and also announced its plans to exit its competitive service operations in the Jacksonville, Florida market due to the continued unprofitability of these operations. In connection with these activities, Windstream recorded a restructuring charge of $13.6 million consisting primarily of severance and employee benefit costs related to a workforce reduction. Effective April 1, 2004, Windstream prospectively reduced depreciation rates for its regulated operations in Nebraska, reflecting the results of a triennial study of depreciable lives completed by Windstream in the second quarter of 2004, as required by the Nebraska Public Service Commission. The effects of this change during the year ended December 31, 2004 resulted in a decrease in depreciation expense of $19.1 million.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF D&E COMMUNICATIONS

The summary below sets forth selected historical financial data for D&E Communications. This data should be read in conjunction with the D&E Communications audited consolidated historical financial statements and related notes included in the D&E Communications Annual Report on Form 10-K for the year ended December 31, 2008 and D&E Communications Quarterly Report on Form 10-Q for the period ended June 30, 2009. See “Where You Can Find More Information.”

	Six Months Ended June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
(Millions, except per share amounts)	(Unaudited)	(Unaudited)
Revenues and sales	$71.8	$75.3	$149.5	$152.5	$162.1	$164.6	$164.4

Operating income (loss)	10.5	(10.0)	(10.8)	24.6	22.5	22.8	21.1
Other income, net	0.6	3.5	2.9	8.2	4.8	3.2	1.7
Equity in net income (losses) of affiliates	—	—	—	—	(0.2)	1.0	(3.2)
Loss on extinguishment of debt	—	—	—	—	(1.1)	—	(5.3)
Gain (loss) on investments	—	—	—	—	1.0	6.9	(1.1)
Interest expense	(5.7)	(6.3)	(12.3)	(14.9)	(15.2)	(14.1)	(14.3)

Income (loss) from continuing operations before income taxes	5.4	(12.8)	(20.2)	17.9	11.8	19.8	(1.1)
Income taxes (benefit)	1.6	(6.0)	(9.3)	7.2	3.5	5.9	1.4

Income (loss) from continuing operations	3.8	(6.8)	(10.9)	10.7	8.3	13.9	(2.5)
Discontinued operations, including tax expense (a)	—	—	—	—	(1.5)	(0.1)	(0.1)

Net income (loss)	3.8	(6.8)	(10.9)	10.7	6.8	13.8	(2.6)
Noncontrolling interest	—	—	0.1	0.1	0.1	0.1	0.1

Net Income (Loss) Attributable to Common Shareholders	$3.8	$(6.8)	$(11.0)	$10.6	$6.7	$13.7	$(2.7)

Basic and diluted earnings (loss) per share:
Income (loss) from continuing operations	$0.26	$(0.47)	$(0.76)	$0.74	$0.58	$0.97	$(0.18)
Loss from discontinued operations	—	—	—	—	(0.11)	(0.01)	—

Net income (loss)	$0.26	$(0.47)	$(0.76)	$0.74	$0.47	$0.96	$(0.18)

Dividends declared per common share	$0.25	$0.25	$0.50	$0.50	$0.50	$0.50	$0.50

Balance sheet data
Total assets	$434.8	$467.1	$452.9	$501.2	$510.6	$535.7	$546.8
Total long-term debt (including current maturities)	$182.6	$189.7	$186.1	$194.0	$207.0	$215.5	$228.5
Total equity	$158.0	$179.7	$156.6	$189.3	$187.0	$185.8	$177.6

(a)	Reflects the results of D&E Communications’ Voice Systems Business, which was sold in 2006, as discontinued operations.

Notes to Selected Historical Consolidated Financial Data:

The information for 2008 and prior years has been recast to conform to the current year presentation as a result of the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 160, “Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51”, in the first quarter of 2009. As a result of the adoption of SFAS No. 160, D&E Communications recharacterized its preferred stock of a utility subsidiary as a noncontrolling interest and a component of equity. The effect of adopting SFAS No. 160 is immaterial to all periods presented.

SUMMARY UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

The following summary unaudited pro forma combined condensed financial statements give effect to the merger of D&E Communications with Windstream, with Windstream considered the accounting acquirer. The acquisition of D&E Communications by Windstream will be accounted for as an acquisition in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141(R), “Business Combinations (Revised)”. The unaudited pro forma combined condensed financial information has been prepared using the acquisition method of accounting in accordance with SFAS No. 141(R). In accordance with the acquisition method of accounting, the preliminary purchase price has been allocated in the unaudited pro forma combined condensed financial statements to the underlying tangible and intangible assets and liabilities to be acquired from D&E Communications based on their respective fair market values as of June 30, 2009.

The unaudited pro forma combined condensed balance sheet gives effect to the merger as if it had occurred on June 30, 2009. The unaudited pro forma combined condensed income statement for the six months ended June 30, 2009 and the year ended December 31, 2008, give effect to the merger as if the merger had become effective at January 1, 2008. The summary unaudited pro forma combined condensed financial information has been derived from and should be read in conjunction with the consolidated financial statements and the related notes of both Windstream and D&E Communications, incorporated herein by reference, and the more detailed unaudited pro forma combined condensed financial information, including the notes thereto, beginning on page 74.

The unaudited pro forma combined condensed financial information is presented for illustrative purposes and is not necessarily an indication of the results that would have been achieved had the merger actually occurred on the dates indicated or that may be achieved in the future. In addition, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma combined condensed financial information is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded as of completion of the merger. Furthermore, the determination of the final purchase price will be based on the number of D&E Communications’ common shares outstanding and Windstream’s stock price at closing.

	For the Six Months Ended June 30, 2009	For the Year Ended December 31, 2008
(Millions)	(Unaudited)	(Unaudited)
Revenue and sales	$1,579.7	$3,321.0

Operating income	505.2	1,110.2
Other income (expense), net	(1.0)	(1.1)
Interest expense	(199.0)	(419.4)

Income from continuing operations before income taxes	305.2	689.7
Income taxes	123.1	270.8

Income from continuing operations	$182.1	$418.9

Balance sheet data
Total assets	$8,029.3
Total long-term debt (including current maturities)	$5,276.2
Total equity	$293.3

COMPARATIVE PER SHARE INFORMATION

The following table sets forth for the periods presented certain per share information for Windstream and D&E Communications on a historical basis and on an unaudited pro forma basis after giving effect to the merger under the acquisition method of accounting. The historical per share information for Windstream and D&E Communications has been derived from, and should be read in conjunction with, the historical consolidated financial statements of Windstream and D&E Communications incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”

The unaudited pro forma D&E Communications equivalent information was calculated by multiplying the corresponding Windstream unaudited pro forma combined information by the exchange ratio of 0.650. The exchange ratio does not include the $5.00 per share cash portion of the merger consideration. This data shows how each share of D&E Communications common stock would have participated in income from continuing operations, cash dividends and book value of Windstream if the two companies had been combined for accounting and financial reporting purposes for all periods presented. These amounts, however, are not intended to be indicative of the historical results that would have been achieved had the two companies been combined for all periods presented or of the future results of the combined company.

WINDSTREAM

	For the Six Months Ended June 30, 2009	For the Year Ended December 31, 2008
Windstream Historical
Basic earnings per common share from continuing operations(a)	$0.41	$0.98
Diluted earnings per common share from continuing operations(a)	$0.41	$0.98
Cash dividends declared per share	$0.50	$1.00
Book value per share	$0.52	$0.57

D&E COMMUNICATIONS

	For the Six Months Ended June 30, 2009	For the Year Ended December 31, 2008
D&E Communications Historical
Basic earnings (loss) per common share	$0.26	$(0.76)
Diluted earnings (loss) per common share	$0.26	$(0.76)
Cash dividends declared per share	$0.25	$0.50
Book value per share	$10.87	$10.77

WINDSTREAM AND D&E COMMUNICATIONS

	For the Six Months Ended June 30, 2009	For the Year Ended December 31, 2008
Pro Forma Combined
Basic earnings per common share from continuing operations (a)	$0.41	$0.92
Diluted earnings per common share from continuing operations (a)	$0.41	$0.92
Cash dividends declared per share (b)	$0.50	$1.00
Book value per share (c)	$0.66

D&E Communications Pro Forma Per Share Equivalents (d)
Basic earnings per common share from continuing operations	$0.27	$0.60
Diluted earnings per common share from continuing operations	$0.27	$0.60
Cash dividends per share	$0.33	$0.65
Book value per share (e)	$0.43

(a)	December 31, 2008 basic and diluted earnings per share amounts have been retrospectively adjusted to conform with the guidance contained in FSP EITF 03-6-1 which was adopted by Windstream effective January 1, 2009. For further information on FSP EITF 03-6-1 and its impact on Windstream, see Notes to Unaudited Interim Consolidated Financial Statements included in Windstream’s Report on Form 10-Q for the period ended June 30, 2009. The effect of adopting FSP EITF 03-6-1 is immaterial to all periods presented.

(b)	The pro forma combined cash dividends declared per share represent Windstream’s historical cash dividends per common share.

(c)	The pro forma combined book value per share was calculated by dividing pro forma total combined Windstream and D&E Communications common shareholders’ equity by pro forma equivalent common shares as of June 30, 2009. A pro forma combined condensed balance sheet as of December 31, 2008 has not been prepared.

(d)	The D&E Communications pro forma per share equivalent amounts are calculated by multiplying the pro forma combined per common share amounts by a fraction equal to 0.650. This computation does not include the benefit to D&E Communications shareholders of the $5.00 per share cash portion of the merger consideration. See “The Merger Agreement—Merger Consideration.”

(e)	A pro forma combined condensed balance sheet as of December 31, 2008 has not been prepared.

COMPARATIVE STOCK PRICES AND DIVIDENDS

Windstream common stock is traded on the New York Stock Exchange (the “NYSE”) under the symbol “WIN.” D&E Communications common stock is traded on The NASDAQ Global Select Market under the symbol “DECC.” The following table sets forth the dividends declared on Windstream and D&E Communications common stock, respectively, and the high and low intra-day sales prices per share for Windstream and D&E Communications common stock, each as reported on the NYSE Composite Transaction Tape and The NASDAQ Global Select Market, respectively, for the periods indicated.

	Windstream Common Stock			D&E Communications Common Stock
Fiscal Year	High	Low	Dividends	High	Low	Dividends
2007
First Quarter	$15.63	$13.75	$0.25	$13.70	$12.01	$0.125
Second Quarter	$15.30	$14.47	$0.25	$19.99	$13.32	$0.125
Third Quarter	$15.10	$12.46	$0.25	$18.77	$12.53	$0.125
Fourth Quarter	$14.40	$12.38	$0.25	$16.94	$12.53	$0.125

2008
First Quarter	$13.10	$10.40	$0.25	$14.05	$8.07	$0.125
Second Quarter	$15.00	$11.31	$0.25	$10.33	$8.52	$0.125
Third Quarter	$12.94	$10.70	$0.25	$10.57	$7.50	$0.125
Fourth Quarter	$11.13	$6.37	$0.25	$7.78	$5.42	$0.125

2009
First Quarter	$9.48	$6.28	$0.25	$7.65	$4.25	$0.125
Second Quarter	$9.13	$7.85	$0.25	$10.59	$3.58	$0.125
Third Quarter (through August 14, 2009)	$9.08	$7.71	$0.25	$10.87	$9.88	$0.167

The following table sets forth the high, low and closing prices per share of Windstream common stock and D&E Communications common stock as reported by the NYSE Composite Transaction Tape and The NASDAQ Global Select Market, respectively, and the market value of a share of D&E Communications common stock on an equivalent value per share basis on May 8, 2009, the last full trading day prior to the public announcement of the merger, and August 14, 2009, the latest practicable date prior to the date of this proxy statement/prospectus, as determined by (1) multiplying the applicable high, low and close price per share of Windstream common stock, by the exchange ratio of 0.650 and (2) adding $5.00, which is the cash portion of the merger consideration.

	Windstream Share Price			D&E Communications Share Price			Equivalent Value per Share of D&E Communications Common Stock
	High	Low	Close	High	Low	Close	High	Low	Close
May 8, 2009	$9.13	$8.83	$9.05	$6.75	$6.50	$6.75	$10.93	$10.74	$10.88
August 14, 2009	$8.63	$8.45	$8.55	$10.52	$10.26	$10.42	$10.61	$10.49	$10.56

You are urged to obtain current market quotations for shares of Windstream common stock and D&E Communications common stock before making a decision with respect to the merger.

No assurance can be given as to the market prices of Windstream common stock or D&E Communications common stock at the closing of the merger. Because the exchange ratio will not be adjusted for changes in the market price of Windstream common stock, the market value of the shares of Windstream common stock that holders of D&E Communications common stock will receive at the effective time of the merger may vary significantly from the market value of the shares of Windstream common stock that holders of D&E Communications common stock would have received if the merger were consummated on the date of the merger agreement or on the date of this proxy statement/prospectus.

RISK FACTORS

In addition to the other information included and incorporated by reference into this document, including the matters addressed in the section entitled “Special Note Concerning Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to vote for adoption and approval of the merger agreement. In addition, you should read and consider the risks associated with each of the businesses of Windstream and D&E Communications because these risks will also affect the combined company. These risks can be found in Windstream’s and D&E Communications’ respective Annual Reports on Form 10-K for fiscal year 2008, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the Securities and Exchange Commission (the “SEC”) and incorporated by reference into this document. You should also read and consider the other information in this document and the other documents incorporated by reference into this document. See the section entitled “Where You Can Find More Information” beginning on page 96.

Risks Related to the Merger

The exchange ratio for the stock portion of the merger consideration will not be adjusted in the event that the price of Windstream common stock declines before the merger is completed. As a result, the value of the shares of Windstream common stock at the time D&E Communications shareholders receive them could be less than the value of those shares today and on the date of the special meeting.

In the merger, D&E Communications shareholders will be entitled to receive for each share of D&E Communications common stock owned by them a combination of $5.00 in cash and 0.650 shares of Windstream common stock. Windstream and D&E Communications will not adjust the exchange ratio for the portion of the merger consideration to be paid in Windstream common stock as a result of any change in the market price of Windstream common stock between the date of this proxy statement/prospectus and the date D&E Communications shareholders receive shares of Windstream common stock in exchange for their shares of D&E Communications common stock. The market price of Windstream common stock will likely be different, and may be lower, on the date D&E Communications shareholders receive their shares of Windstream common stock than the market price of Windstream common stock on the date of this proxy statement/prospectus. Differences in the market price of Windstream common stock may be the result of changes in the business, operations or prospects of Windstream, market reactions to the proposed merger, regulatory considerations, general market and economic conditions or other factors. If the market price of Windstream common stock declines after D&E Communications shareholders vote, the value of the stock portion of the merger consideration D&E Communications shareholders will be receiving will be less than the value of such consideration at the time of the vote.

Regulators may impose conditions that could prevent completion of the merger or reduce the anticipated benefits from the merger. As a result, the price of Windstream common stock may be adversely affected.

As a condition to Windstream’s and D&E Communications’ respective obligations to complete the merger, the approval of various regulatory authorities, including, without limitation, the Pennsylvania PUC must be obtained. Any of these regulators could object to the merger and/or impose conditions or restrictions on their approvals that are materially adverse to Windstream and the combined company. Depending on their nature and extent, any objections, conditions or restrictions of regulatory authorities may jeopardize or delay completion of the merger or may lessen the anticipated potential benefits of the merger.

Under the terms of the merger agreement, D&E Communications and Windstream are obligated to use all reasonable efforts to resolve any such objections to permit the merger. However, in no event will Windstream be required to, nor will D&E Communications be permitted to, agree to any term, condition or restriction or to amend any of D&E Communications’ licenses in order to obtain any such regulatory approvals if such term, condition or restriction or amendment (i) would have or would reasonably be expected to have, subject to certain exceptions, a material adverse effect on Windstream or D&E Communications or (ii) would prevent Windstream from consummating the merger on the material terms set forth in the merger agreement.

Windstream may waive its rights and take actions that it is not otherwise required to take in connection with receipt of the necessary regulatory approvals, in order to proceed with the completion of the merger. If Windstream were to proceed with the merger despite the imposition of these conditions or restrictions, Windstream’s business, operating and financial results and the price of its common stock could be adversely affected.

Failure to successfully integrate D&E Communications on a timely basis could reduce Windstream’s profitability and adversely affect its stock price.

Windstream and D&E Communications expect certain benefits to arise from the merger, including, without limitation, revenue and market penetration improvements, and certain operating efficiencies and synergies. See “The Merger—Recommendation of the D&E Communications Board; D&E Communications’ Reasons for the Merger” and “The Merger—Windstream’s Reasons for the Merger.” Achievement of these benefits in the amounts and time periods expected will depend in part upon how and when the businesses of Windstream and D&E Communications are integrated. Windstream’s success in integrating the businesses will involve, among other things, the conversion of network and billing systems, changes in branding and product offerings, and combining Windstream’s and D&E Communications’ operations. If Windstream is not successful in this integration, its financial results could be adversely impacted.

Windstream expects to incur significant non-recurring expenses related to the merger.

Windstream is developing a plan to integrate the operations of D&E Communications after the merger. In connection with that plan, Windstream anticipates that certain non-recurring charges, such as branding, severance and billing system conversion costs, will be incurred in connection with this integration. Windstream cannot identify the timing, nature and amount of all such charges as of the date of this proxy statement/prospectus. However, any such charge could affect Windstream’s results of operations in the period in which such charges are recorded.

Windstream’s management may be required to dedicate significant time and effort to the integration of D&E Communications into Windstream which could divert their attention from other business concerns.

It is possible that the integration process could result in the diversion of Windstream’s management’s attention, the disruption or interruption of, or the loss of momentum in, Windstream’s ongoing business or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect Windstream’s ability to maintain relationships with its customers and employees or Windstream’s ability to achieve the anticipated benefits of the merger, or could reduce the earnings or otherwise adversely affect Windstream’s business and financial results.

The price of Windstream common stock and Windstream’s results of operations may be affected by factors different from those affecting the price of D&E Communications common stock and D&E Communications results of operations.

Holders of D&E Communications common stock will be entitled to receive cash and Windstream common stock in the merger and will thus become holders of Windstream common stock. Windstream’s business is different in certain ways from that of D&E Communications, and Windstream’s results of operations, as well as the price of Windstream common stock, may be affected by factors different from those affecting D&E Communications’ results of operations and the price of D&E Communications common stock. The price of Windstream common stock may fluctuate significantly following the merger, including as a result of factors over which Windstream has no control. For a discussion of Windstream and D&E Communications’ businesses and certain factors to consider in connection with such businesses, including Risk Factors for D&E Communications, see “Risk Factors—Risks Related to Windstream” below and D&E Communications’ Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which is incorporated by reference in this proxy statement/prospectus.

D&E Communications shareholders will have reduced ownership and voting interests after the merger and will exercise less influence over management of Windstream than currently exercised over management of D&E Communications.

After the effective time of the merger, D&E Communications shareholders will own in aggregate a significantly smaller percentage of Windstream than they currently own of D&E Communications. Following completion of the merger, D&E Communications shareholders are expected to own less than three percent of the outstanding shares of Windstream common stock based on the number of shares of D&E Communications common stock and Windstream common stock outstanding on the record date. Consequently, D&E Communications shareholders, as a general matter, will have less influence over the management and policies of Windstream than they currently exercise over the management and policies of D&E Communications.

Certain directors and executive officers of D&E Communications may have potential conflicts of interest in recommending that D&E Communications shareholders vote in favor of the approval and adoption of the merger agreement.

The interests of some of the directors and executive officers of D&E Communications may be different from those of D&E Communications shareholders generally, and directors and executive officers of D&E Communications may participate in arrangements that are different from, or in addition to, those of D&E Communications shareholders. These interests are described more fully under “The Merger—Interests of Certain Persons in the Merger.” As a result of these interests, the directors and executive officers of D&E Communications may be more likely to support the approval and adoption of the merger agreement than if they did not have these interests. D&E Communications shareholders should consider whether these interests may have influenced those individuals to recommend the approval and adoption of the merger agreement. As of the close of business on the record date for the special meeting of D&E Communications shareholders, D&E Communications directors and executive officers beneficially owned and were entitled to vote, in the aggregate, approximately         % of the shares of D&E Communications common stock then outstanding.

The merger agreement limits D&E Communications’ ability to pursue alternatives to the merger, and in certain instances requires payment of a termination fee, which could deter a third party from proposing an alternative transaction to the merger.

While the merger agreement is in effect, subject to certain limited exceptions, D&E Communications is prohibited from soliciting, initiating, encouraging or entering into certain transactions, such as a merger, sale of assets or other business combination, with any third party. As a result of these limitations, D&E Communications may lose opportunities to enter into a more favorable transaction. If the merger is terminated and the board of directors of D&E Communications determines to seek another merger or business combination, D&E Communications cannot assure you that it will be able to find a transaction providing the same or greater shareholder value as the merger. See “The Merger Agreement—Covenants — No Solicitation.”

Moreover, under specified circumstances, D&E Communications could be required to pay Windstream a termination fee of $5.5 million in connection with the termination of the merger agreement. See “The Merger Agreement—Termination Fee.” This termination fee could deter a third party from proposing an alternative to the merger.

Windstream may not realize the anticipated synergies, cost savings and growth opportunities from the merger.

Windstream expects to achieve approximately $25 million in annual cost and capital expenditure savings as a result of the merger. However, Windstream’s ability to realize the anticipated synergies, cost savings and growth opportunities will depend upon the successful integration of D&E Communications’ business with that of Windstream. Even if Windstream successfully integrates D&E Communications’ business, there can be no assurance that this integration will result in the realization of the full benefit of the anticipated synergies, cost savings or growth opportunities or that these benefits will be realized within the expected time frames. For example, the elimination of duplicative costs may not be possible or may take longer than anticipated, benefits from the merger may be offset by costs incurred in integrating Windstream and D&E Communications and regulatory authorities may impose adverse conditions on Windstream’s and D&E Communications’ combined businesses in connection with granting approval for the merger.

Risks Related to Windstream

Windstream faces intense competition in its businesses from many sources that could reduce its market share or adversely affect its financial performance.

Substantial and increasing competition exists in the wireline communications industry. Windstream’s incumbent local exchange carrier subsidiaries (collectively the “ILECs”) operations have experienced, and will continue to experience, competition in their local service areas. Sources of competition to its local service business include, but are not limited to, wireless communications providers, cable television companies, resellers of local exchange services, interexchange carriers, satellite transmission service providers, electric utilities, competitive access service providers, including, without limitation, those utilizing an Unbundled Network Elements-Platform or UNE-P, voice-over-Internet protocol (“VoIP”) providers, and providers using other emerging technologies.

Many of Windstream’s current and potential competitors (a) have substantially larger operational and financial resources, (b) own larger and more diverse networks, (c) are subject to less regulation and (d) have superior brand recognition.

Competition could adversely affect Windstream in several ways, including (1) the loss of customers and resulting revenue and market share, (2) the possibility of customers reducing their usage of Windstream’s services or shifting to less profitable services, (3) Windstream’s need to lower prices or increase marketing expenses to remain competitive and (4) Windstream’s inability to diversify by successfully offering new products or services.

Windstream may not be able to compete successfully with cable operators that are subject to less stringent industry regulations.

Windstream faces competition from cable television companies providing voice service offerings. Voice offerings of cable operators are offered mainly under Competitive Local Exchange Carrier certificates obtained in states where they offer services and therefore are subject to fewer service quality or service reporting requirements. In addition, the rates or prices of the voice service offerings of cable companies are not subject to regulation. In contrast, Windstream’s voice service rates or prices, in Windstream’s capacity as an ILEC, are subject to regulation by various state public service commissions. Unlike cable operators, Windstream is also subject to “carrier of last resort” obligations, which generally obligates it to provide basic voice services to any person regardless of the profitability of such customer. As a result of these disadvantages, Windstream may not be able to compete successfully with cable companies in the offering of voice services.

Competition from wireless carriers is likely to continue to cause access line losses, which could adversely affect Windstream’s operating results and financial performance.

Wireless competition has contributed to a reduction in Windstream’s access lines, and generally has caused pricing pressure in the industry. As wireless carriers continue to expand and improve their network coverage while lowering their prices, some customers choose to stop using traditional wireline phone service and instead rely solely on wireless service. Windstream anticipates that this trend toward solely using wireless services will continue, particularly if wireless prices continue to decline and the quality of wireless services improves. In the future, it is expected that the number of access lines served by Windstream will continue to be adversely affected by wireless substitution and that industry-wide pricing pressure will continue. Windstream may not be able to compete successfully with these wireless carriers.

Windstream could be harmed by rapid changes in technology.

The communications industry is experiencing significant technological changes, particularly in the areas of VoIP, data transmission and wireless communications. Rapid technological developments in wireless, personal communications services, digital microwave, satellite, high-speed Internet radio services, local multipoint distribution services, meshed wireless fidelity, or WiFi, and other wireless technologies could result in the development of products or services that compete with or displace those offered by traditional local exchange carriers (“LECs”). For example, wireless companies are developing the next generation of wireless networks, including networks using long-term evolution (or LTE) and Worldwide Interoperability for Microwave Access (or WIMAX) technologies, that purport to support greater data transmission speeds over wireless networks. These new wireless technologies could result in greater competition and product substitution for Windstream’s high-speed Internet services. Furthermore, the proliferation of replacement technologies impacting Windstream’s wireline business could require Windstream to make significant additional capital investment in order to compete with other service providers that may enjoy network advantages that will enable them to provide services more efficiently or at a lower cost. Alternatively, Windstream may not be able to obtain timely access to new technology on satisfactory terms or incorporate new technology into its systems in a cost effective manner, or at all. If Windstream cannot develop new services and products to keep pace with technological advances, or if such services and products are not widely embraced by its customers, Windstream’s results of operations could be adversely impacted.

Windstream provides services to its customers over access lines, and if Windstream continues to lose access lines like it has historically, its revenues, earnings and cash flows from operations could be adversely affected.

Windstream’s business generates revenue by delivering voice and data services over access lines. Windstream has experienced net access line loss over the past few years. The number of access lines Windstream served declined by approximately 5.2 percent and 5.5 percent during the twelve month periods ended December 31, 2008 and June 30, 2009, respectively, due to a number of factors, including increased competition and wireless and high-speed Internet substitution. Windstream expects to continue to experience net access line loss in its markets. Windstream’s inability to retain access lines could adversely affect its revenues, earnings and cash flow from operations.

Windstream is subject to various forms of regulation from the FCC and state regulatory commissions in the 16 states in which it operates, which limits its pricing flexibility for regulated voice and high-speed Internet products, subjects Windstream to service quality, service reporting and other obligations, and exposes it to the reduction of revenue from changes to the universal service fund or the inter-carrier compensation system.

As a provider of wireline communication services, Windstream has operating authority from each of the 16 states in which it conducts local service operations, and Windstream is subject to various forms of regulation from the regulatory commissions in each of these 16 states as well as from the FCC. State regulatory commissions have jurisdiction over local and intrastate services including, to some extent, the rates that Windstream charges customers and other telecommunications companies, and service quality standards. The FCC has primary jurisdiction over interstate services including the rates that Windstream charges other telecommunications companies that use its network and other issues related to interstate service. These regulations restrict Windstream’s ability to adjust rates to reflect market conditions and affect its ability to compete and respond to changing industry conditions.

Future revenues, costs, and capital investment in Windstream’s wireline business could be adversely affected by material changes to these regulations, including, but not limited to, changes in rules governing inter-carrier compensation, state and federal Universal Service Funds (“USF”) support, UNE and UNE-P pricing and requirements, and VoIP regulation. Federal and state communications laws may be amended in the future, and other laws may affect Windstream’s business. In addition, certain laws and regulations applicable to Windstream and its competitors may be, and have been, challenged in the courts and could be changed at any time. Windstream cannot predict future developments or changes to the regulatory environment or the impact such developments or changes would have.

In addition, these regulations could create significant compliance costs for Windstream. Delays in obtaining certifications and regulatory approvals could cause Windstream to incur substantial legal and administrative expenses, and conditions imposed in connection with such approvals could adversely affect the rates that Windstream is able to charge its customers. Windstream’s business also may be affected by legislation and regulation imposing new or greater obligations related to assisting law enforcement, bolstering homeland security, minimizing environmental impacts, or addressing other issues that impact its business. For example, existing provisions of the Communications Assistance for Law Enforcement Act require communications carriers to ensure that their equipment, facilities, and services are able to facilitate authorized electronic surveillance. Windstream’s compliance costs could increase if future legislation, regulations or orders continue to increase its obligations.

Changes to regulations could materially reduce Windstream’s revenues from inter-carrier compensation.

Windstream’s local exchange subsidiaries currently receive compensation from other telecommunications providers, including long distance companies, for origination and termination of interexchange traffic through network access charges that are established in accordance with state and federal laws. In 2008, Windstream recognized $315.9 million in inter-carrier compensation, a 3 percent reduction from 2007 levels. In the six months ended June 30, 2009, Windstream recognized $136.7 million in inter-carrier compensation revenues, a 16 percent reduction compared to the same period in 2008. This reduction in inter-carrier compensation revenue was primarily the result of decreases in minutes of use associated with wireless and cable voice competition and efforts by carriers to mask traffic to avail their traffic of lower inter-carrier compensation rates. Windstream expects inter-carrier revenues to continue to be unfavorably impacted by these trends in 2009.

On November 5, 2008, the FCC issued a further notice of proposed rulemaking (“FNPRM”) that sought comment on proposals that would change the rules governing inter-carrier compensation. Proposals considered by the FNPRM would significantly reduce inter-carrier compensation revenues over a ten-year period, classify VoIP/PSTN traffic as an “information service,” and adopt measures to ensure proper billing of “phantom traffic”. Adoption of the FCC’s proposed plan could materially reduce Windstream’s inter-carrier compensation revenue. Windstream does not know whether the FCC’s proposed plan, or a substantially similar plan, will be adopted.

In 2008, Windstream received approximately 8% of its revenues from state and federal USF support, and any adverse regulatory developments with respect to these funds could adversely affect its profitability.

Windstream receives state and federal USF revenues to support the high cost of providing affordable telecommunications services in rural markets. Such support payments constituted approximately 8 percent of its revenues for the year ended December 31, 2008 and 7 percent for the six months ended June 30, 2009. A portion of such fees are based on relative cost and access line counts, and Windstream expects receipt of such fees to decline as it continues to reduce costs and lose access lines. Pending regulatory proceedings could, depending on the outcome, materially reduce its USF revenues.

In addition, the FCC is currently conducting a rulemaking proceeding to consider changes to the rules governing inter-carrier compensation. Windstream strongly supports regulatory reform. At this time, Windstream cannot predict the ultimate outcome of these proceedings or the impact on its revenues and expenses.

Windstream is required to make contributions to state and federal USF programs each year. Current state and federal regulations allow Windstream to recover these contributions by including a surcharge on its customers’ bills. If state and/or federal regulations change, and Windstream becomes ineligible to receive support, such support is reduced, or Windstream becomes unable to recover the amounts it contributes to the state and federal USF programs from its customers, its earnings and cash flows from operations would be directly and adversely affected.

Windstream’s substantial debt could adversely affect its cash flow and impair its ability to raise additional capital on favorable terms.

As of December 31, 2008 and June 30, 2009, Windstream had approximately $5.4 billion and $5.2 billion in long-term debt outstanding, respectively. Windstream may also obtain additional long-term debt to meet future financing needs or to fund potential acquisitions, subject to certain restrictions under its existing indebtedness, which would increase its total debt. Windstream’s substantial amount of debt could have negative consequences to its business. For example, Windstream’s substantial amount of debt could:

•	increase Windstream’s vulnerability to general adverse economic and industry conditions;

•

require Windstream to dedicate a substantial portion of cash flows from operations to interest and principal payments on outstanding debt, thereby limiting the availability of cash flow to fund future capital expenditures, working capital and other general corporate requirements;

•	limit Windstream’s flexibility in planning for, or reacting to, changes in its business and the telecommunications industry;

•	place Windstream at a competitive disadvantage compared with competitors that have less debt; and

•	limit Windstream’s ability to borrow additional funds, even when necessary to maintain adequate liquidity.

In addition, Windstream’s ability to borrow funds in the future will depend in part on the satisfaction of the covenants in its credit facilities and its other debt agreements. If Windstream is unable to satisfy the financial covenants contained in those agreements, or are unable to generate cash sufficient to make required debt payments, the lenders and other parties to those arrangements could accelerate the maturity of some or all of its outstanding indebtedness.

Windstream may not generate sufficient cash flows from operations, or have future borrowings available under its credit facilities or from other sources sufficient to enable it to make its debt payments or to fund dividends and other liquidity needs. Windstream may not be able to refinance any of its debt, including its credit facilities, on commercially reasonable terms or at all. If Windstream is unable to make payments or refinance its debt, or obtain new financing under these circumstances, Windstream would have to consider other options, such as selling assets, issuing additional equity or debt, or negotiating with its lenders to restructure the applicable debt. Windstream’s credit agreement and the indentures governing its senior notes may restrict, or market or business conditions may limit, its ability to do some of these things on favorable terms or at all.

As of June 30, 2009, Moody’s Investors Service (“Moody’s”), Standard & Poor’s Corporation (“S&P”) and Fitch Ratings (“Fitch”) had granted Windstream the following senior secured and senior unsecured credit ratings:

Description	Moody’s	S&P	Fitch
Senior secured credit rating	Baa3	BBB	BBB-
Senior unsecured credit rating	Ba3	BB	BB+
Corporate credit rating	Ba2	BB+	BB+
Outlook	Stable	Negative	Stable

Factors that could affect Windstream’s short and long-term credit ratings would include, but are not limited to, a material decline in Windstream’s operating results, increased debt levels relative to operating cash flows resulting from future acquisitions, increased capital expenditure requirements, or changes to its dividend policy. If Windstream’s credit ratings were to be downgraded from current levels, it would incur higher interest costs on its borrowings, and its access to the public capital markets could be adversely affected.

Windstream does not expect the merger to have a negative impact on its credit rating.

Windstream’s operations require substantial capital expenditures.

Windstream requires substantial capital to maintain, upgrade and enhance its network facilities and operations. During 2008, Windstream incurred $317.5 million in capital expenditures. In addition, Windstream’s current dividend practice utilizes a significant portion of its cash generated from operations and therefore limits its operating and financial flexibility and its ability to significantly increase capital expenditures. While Windstream has historically been able to fund capital expenditures from cash generated from operations, the other risk factors described in this section could materially reduce cash available from operations or significantly increase its capital expenditure requirements, and these outcomes could cause capital not to be available when needed. This could adversely affect Windstream’s business.

Unfavorable changes in financial markets could adversely affect Windstream’s pension plan investments resulting in material funding requirements to meet pension obligations.

Windstream’s pension plan invests in marketable equity securities, including marketable debt and equity securities denominated in foreign currencies, which are exposed to changes in the financial markets. As of December 31, 2008, the fair market value of these investments, totaling $654.0 million, declined 34.7 percent from approximately $1,001.0 million at December 31, 2007, primarily due to declines in the market value of assets held. As a result of the decline in fair market value of these investments, Windstream expects to make future cash contributions to the plan, the amount and timing of which will depend on various factors including the finalization of funding regulations, future investment performance, changes in future discount rates and changes in demographics of the population participating in the Company’s qualified pension plan. Returns generated on plan assets have historically funded a large portion of the benefits paid under Windstream’s pension plan. Continued returns below its currently estimated long term rate of return of eight percent (8.0%) could significantly increase Windstream’s contribution requirements, which could adversely affect Windstream’s cash flows from operations.

Windstream’s relationships with other communications companies are material to its operations and their financial difficulties may adversely affect Windstream.

Windstream originates and terminates calls for long distance carriers and other interexchange carriers over its network in exchange for access charges that represent a significant portion of Windstream’s revenues. Should these carriers go bankrupt or experience substantial financial difficulties, Windstream’s inability to timely collect access charges from them could have a negative effect on Windstream’s business and results of operation.

Disruption in Windstream’s networks and infrastructure may cause Windstream to lose customers and incur additional expenses.

To be successful, Windstream will need to continue to provide its customers with reliable service over its networks. Some of the risks to its networks and infrastructure include: physical damage to access lines, breaches of security, capacity limitations, power surges or outages, software defects and disruptions beyond its control, such as natural disasters and acts of terrorism. From time to time in the ordinary course of business, Windstream will experience short disruptions in its service due to factors such as cable damage, inclement weather and service failures of its third party service providers. Windstream could experience more significant disruptions in the future. Windstream could also face disruptions due to capacity limitations if changes in its customers’ usage patterns for its high-speed Internet services result in a significant increase in capacity utilization, such as through increased usage of video or peer-to-peer file sharing applications. Disruptions may cause interruptions in service or reduced capacity for customers, either of which could cause Windstream to lose customers and incur expenses, and thereby adversely affect its business, revenue and cash flows.

Weak economic conditions may decrease demand for Windstream’s services.

Windstream could be sensitive to economic conditions and downturns in the economy. Downturns in the economy and vendor concentration in the markets Windstream serves could cause its existing customers to reduce their purchases of its basic and enhanced services and make it difficult for Windstream to obtain new customers.

Key suppliers may experience financial difficulties that may impact Windstream’s operations.

Windstream purchases a significant amount of equipment from key suppliers to maintain, upgrade and enhance its network facilities and operations. Should these suppliers experience financial difficulties, it could adversely affect Windstream’s business through increased prices to source purchases through alternative vendors or unanticipated delays in the delivery of equipment and services purchased.

Windstream’s Data Center Migration could result in a material disruption to our operations

Windstream currently outsources the data centers for its information technology (“IT”) systems and internet service provider systems to a third party under a contract ending June 30, 2010. The third party service provider has provided notice that this contract will not be renewed, and Windstream will be required to relocate each of these data centers to a new location and service provider. The data center services to be migrated include managed mainframe services, output processing, IT support services, and data storage, and these data center services support most of Windstream’s IT systems including billing, financial reporting, customer service, assignment and provisioning. While this data center migration will be a complex process, Windstream believes that it has sufficient time and resources to complete a successful migration. However, our inability to complete this migration successfully could result in a material disruption in our ability to service customers, process bills and perform other support services and could thereby adversely affect our business, revenue and cash flows.

Adverse developments in Windstream’s relationship with its employees could adversely affect its business, financial condition or results of operations.

As of June 30, 2009, approximately 1,676 of its employees, or 24 percent of all of Windstream’s employees, at various sites were covered by collective bargaining agreements. Windstream’s relationship with these unions generally has been satisfactory, but occasional work stoppages have occurred. Within the last six years, one work stoppage occurred at its facility in Lexington, Kentucky, which involved approximately 350 employees and lasted approximately 120 days. Any work stoppages in the future could have a material adverse effect on Windstream’s business, financial condition or results of operations.

Windstream is currently party to twenty (20) collective bargaining agreements with several unions, which expire at various times. In addition, the proposed Employee Free Choice Act (“EFCA”), if enacted, could increase organizational activity at locations where employees are currently not represented by a labor organization. Of its existing collective bargaining agreements, one (1) agreement, covering a total of approximately 55 New York employees as of June 30, 2009, is due to expire in 2009, and remains subject to continuing renewal negotiations. Historically, Windstream has succeeded in negotiating new collective bargaining agreements without work stoppages; however, no assurances can be given that Windstream will succeed in negotiating new collective bargaining agreements to replace the expiring ones without work stoppages. Increases in organizational activity or any future work stoppages could have a material adverse effect on its business, financial condition or results of operations.

Windstream cannot assure you that it will continue paying dividends at the current rate.

Windstream’s board of directors has adopted a current dividend practice for the payment of quarterly cash dividends at a rate of $0.25 per share of the Company’s common stock. This practice can be changed at any time at the discretion of the board of directors, and Windstream’s common stockholders should be aware that they have no contractual or other legal right to dividends. In addition, the other risk factors described in this section could materially reduce the cash available from operations or significantly increase Windstream’s capital expenditure requirements, and these outcomes could cause capital not to be available when needed in an amount sufficient to support Windstream’s current dividend practice. The amount of dividends that Windstream may distribute is also limited by restricted payment and leverage covenants in Windstream’s credit facilities and indentures, and, potentially, the terms of any future indebtedness that Windstream may incur. The amount of dividends that Windstream may distribute is also subject to restrictions under Delaware law. If Windstream’s board of directors were to adopt a change in its current dividend practice that resulted in a reduction in the amount of dividends, such change could have a material and adverse effect on the market price of Windstream’s common stock.

In addition, the American Jobs and Growth Tax Relief Reconciliation Act of 2003 designated qualifying dividend payments on capital stock as long term capital gains, which capped the federal tax rate on these payments at fifteen percent (15%). The provisions of this act are set to expire in 2010, and if not renewed, dividends will become taxable as ordinary income to the shareholder at their current federal tax rate. This could adversely effect the market price of Windstream’s common stock by decreasing the after tax yield of holding the stock.

SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus, including information included or incorporated by reference in this proxy statement/prospectus, contains certain forward-looking statements, within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Generally, the words “will,” “may,” “should,” “continue,” “believes,” “expects,” “intends,” “anticipates”, “estimates” or similar expressions identify forward-looking statements; and any statements regarding the benefits of the merger, or Windstream’s or D&E Communications’ expected financial condition, results of operations and business are also forward-looking statements. Without limiting the generality of the preceding sentence, the statements contained in the sections “Risk Factors,” “The Merger—Background of the Merger,” “The Merger—Recommendation of the D&E Communications Board—D&E Communications’ Reasons for the Merger,” “The Merger—Financial Forecasts” and “The Merger—Windstream’s Reasons for the Merger” including, without limitation, any forecasts, projections and descriptions of anticipated cost savings or other synergies referred to therein, and certain statements incorporated by reference from documents filed with the SEC by Windstream and D&E Communications including, without limitation, any statements contained herein or therein regarding the possible or assumed future results of operations of Windstream’s and D&E Communications’ businesses, the markets for Windstream’s and D&E Communications’ services and products, anticipated capital expenditures, regulatory developments, competition or the effects of the merger, and other statements contained or incorporated by reference herein regarding matters that are not historical facts constitute forward-looking statements.

These forward-looking statements involve known and unknown risks and uncertainties that are difficult to predict. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:

•	Windstream’s and D&E Communications’ ability to complete the merger;

•	failure of D&E Communications shareholders to approve and adopt the merger agreement;

•	Windstream’s ability to successfully integrate operations and to realize the synergies from the merger;

•	failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals;

•	Windstream’s and D&E Communications’ ability to effectively manage their regulatory compliance and service quality;

•	Windstream’s and D&E Communications’ ability to sell product offerings or enhanced services;

•	changes in accounting policies or practices;

•	changes in rates or traffic that are subject to access charges;

•	adverse changes in economic conditions, nationally and in the regions in which Windstream and D&E Communications operate;

•	the extent, timing, and overall effects of competition in the communications business;

•	continued access line loss;

•	the impact of new, emerging or competing technologies;

•	the adoption of inter-carrier compensation and/or universal service reform proposals by the FCC or Congress that results in a significant loss of revenue to Windstream;

•	material changes in the communications industry generally that could adversely affect vendor relationships with equipment and network suppliers and customer relationships with wholesale customers;

•	material changes in communications technology;

•	the potential for adverse changes in the ratings given to Windstream’s debt securities by nationally accredited ratings organizations;

•	the availability and cost of financing in the corporate debt markets;

•	the effects of work stoppages;

•	unexpected results of litigation;

•

unexpected or unfavorable rulings by regulatory authorities in proceedings regarding universal service funds, inter-carrier compensation or other matters that could reduce revenues or increase expenses;

•	the impact of equipment failure, natural disasters or terrorist acts;

•	the effects of federal and state legislation, rules, and regulations governing the communications industry;

•	changes in Windstream’s and D&E Communications’ ability to manage their operations, costs and capital expenditures, to pay dividends and to reduce or refinance debt;

•	the effects of any unfavorable outcome with respect to any of Windstream’s or D&E Communications’ current or future legal, governmental, or regulatory proceedings, audits or disputes;

•	increased medical, retiree and pension expenses and related funding requirements;

•	Windstream’s ability to successfully renegotiate expiring union contracts;

•	changes in income tax rates and tax laws; and

•	those factors listed under the heading “Risk Factors.”

In addition to these factors, actual future performance, outcomes and results may differ materially because of other, more general, factors including (without limitation) general industry and market conditions and growth rates, economic conditions, and governmental and public policy changes.

Any forward-looking statements in this proxy statement/prospectus are not guarantees of future performance, and actual results, developments and business decisions may differ from those contemplated by those forward-looking statements, possibly materially. Windstream and D&E Communications disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section. See also “Where You Can Find More Information.”

THE COMPANIES

Windstream Corporation

Windstream is one of the largest providers of telecommunications services in rural communities in the United States, and based on the number of telephone lines in service, is the fifth largest local telephone company in the country. Windstream has focused its strategy on enhancing the value of its customer relationships by offering additional products and services and providing superior customer service. Windstream delivers one-stop shopping to customers with a full range of communications products and services that include voice and related features, high-speed Internet, long distance, network access and video. As of June 30, 2009, Windstream served approximately 3.0 million customers primarily located in rural areas in 16 states. Additionally, Windstream provides data services to more than 1.0 million high-speed Internet customers.

Windstream’s wireline subsidiaries provide facilities-based services in 16 states and are primarily focused on rural America providing local telephone service to customers located in Alabama, Arkansas, Florida, Georgia, Kentucky, Mississippi, Missouri, Nebraska, New Mexico, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, South Carolina and Texas. In addition, certain of Windstream’s wireline subsidiaries serve as a competitive service provider in four states on both a facilities-based and resale basis, and, where necessary, have negotiated interconnection agreements with the appropriate incumbent local exchange carriers. Windstream’s strategy is to provide voice and data service in combination with other services provided by subsidiaries of Windstream, including long distance and Internet services. Windstream’s primary focus for marketing and selling these competitive services is directed toward business customers through the offering of competitively priced and reliable services.

Windstream is incorporated in Delaware. Windstream’s principal executive offices are located at 4001 Rodney Parham Road, Little Rock, Arkansas 72212 and its telephone number is (501) 748-7000. Windstream’s website is located at www.windstream.com. Information on Windstream’s website is not incorporated into this proxy statement/prospectus.

Windstream common stock is listed on the NYSE under the trading symbol “WIN.”

Delta Merger Sub, Inc.

Delta Merger Sub, Inc., is a Delaware corporation and a direct wholly-owned subsidiary of Windstream. Merger Sub was organized on May 8, 2009 solely for the purpose of effecting the merger with D&E Communications. It has not carried on any activities other than in connection with the merger agreement. Merger Sub’s principal place of business is located at 4001 Rodney Parham Road, Little Rock, Arkansas 72212, and its telephone number is (501) 748-7000.

D&E Communications, Inc.

D&E Communications, a Pennsylvania corporation organized in 1911, is a leading provider of broadband integrated communications services to residential and business customers in markets throughout the eastern half of Pennsylvania. D&E Communications has operated as an incumbent rural local exchange carrier in parts of Lancaster, Berks, Union, Lebanon, Chester, Montgomery, Lehigh and Northumberland counties in Pennsylvania since the early 1900s. In 1998, D&E Communications began operating as a competitive local exchange carrier (“CLEC”) and currently operates as a CLEC in the Lancaster, Reading, Harrisburg, State College, Pottstown, Williamsport and Altoona, Pennsylvania metropolitan areas. D&E Communications offers its customers a comprehensive package of communications services, including local and long distance telephone services, enhanced telephone services, network access services, dedicated data circuits, and communication services, such as broadband and dial-up Internet access services, business continuity and co-location services, web-hosting services, directory, voice over internet protocol services and, in certain of D&E Communications’ markets, video services. D&E Communications also provides professional data and information technology services, computer support services, computer network design and monitoring services and sells computer equipment.

D&E Communications’ principal corporate office is located at 124 East Main Street, Ephrata, Pennsylvania 17522 and its phone number is (717) 733-4101. D&E Communications’ website is located at www.decommunications.com. Information on D&E Communications’ website is not incorporated into this proxy statement/prospectus. Additional information about D&E Communications and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 96.

D&E Communications common stock is listed on The NASDAQ Global Select Market under the trading symbol “DECC.”

THE SPECIAL MEETING

Date, Time and Place of the Special Meeting

We are sending you this proxy statement/prospectus as part of a solicitation of proxies by D&E Communications board of directors for use at the special meeting of D&E Communications shareholders. We are first mailing this proxy statement/prospectus, including a notice of the special meeting and a form of proxy, on or about August     , 2009.

The special meeting is scheduled to be held at the Brossman Business Complex, 124 East Main Street, Ephrata, Pennsylvania 17522, on September 24, 2009, at 10:30 a.m., local time.

Purpose of the Special Meeting

The purpose of the special meeting is to vote on a proposal to approve and adopt the merger agreement. D&E Communications is not proposing any matters other than approval and adoption of the merger agreement at the D&E Communications special meeting.

Recommendation of D&E Communications Board of Directors

D&E Communications board of directors has unanimously approved and adopted the merger agreement. D&E Communications board has also unanimously determined that the merger agreement is advisable and in the best interests of D&E Communications and its shareholders and unanimously recommends that D&E Communications shareholders vote “FOR” the approval and adoption of the merger agreement. See “The Merger—Recommendation of the D&E Communications Board; D&E Communications’ Reasons for the Merger.”

Required Vote

Approval and adoption of the merger agreement requires the affirmative vote of at least a majority of the outstanding shares of common stock of D&E Communications entitled to vote thereon. Each share of outstanding D&E Communications common stock entitles its holder to one vote.

If you hold your shares in an account with a broker or bank, you must instruct the broker or bank on how to vote your shares. If an executed proxy card returned by a broker or bank holding shares indicates that the broker or bank does not have authority to vote on the proposal to approve and adopt the merger agreement, the shares will be considered present at the meeting for purposes of determining the presence of a quorum, but will not be voted on the proposal to approve and adopt the merger agreement. This is called a “broker non-vote” and has the same effect as a vote against the approval and adoption of the merger agreement. Your broker or bank will vote your shares only if you provide instructions on how to vote by following the instructions provided to you by your broker or bank.

Beneficial Ownership of D&E Communications Stock by Directors and Executive Officers

As of the record date, directors and executive officers of D&E Communications as a group beneficially owned and had the right to vote             shares of D&E Communications common stock entitling them to collectively cast approximately      % of the votes entitled to be cast at the special meeting.

Record Date

D&E Communications board of directors has fixed the close of business on August 17, 2009 as the record date for the special meeting. At that date, there were             shares of D&E Communications common stock outstanding. Only shareholders of record on the record date will receive notice of and be entitled to vote at the special meeting. No other voting securities of D&E Communications are outstanding.

Quorum

A majority of the shares of D&E Communications common stock entitled to vote at the special meeting must be present at the special meeting, either in person or by proxy, in order for there to be a quorum at the special meeting. There must be a quorum in order for the vote on the merger agreement to be taken.

We will count the following shares of D&E Communications common stock as present at the special meeting for purposes of determining whether or not there is a quorum:

•	shares held by persons who attend or are represented at the D&E Communications special meeting whether or not the shares are voted;

•	shares for which D&E Communications received properly executed proxies; and

•

shares held by brokers or banks in nominee or street name for beneficial owners if those brokers or banks return an executed proxy card indicating that the beneficial owner has not given the broker or bank specific instructions on how to vote those shares.

Proxies

Whether or not you plan to attend the special meeting in person you should submit your proxy as soon as possible. Shareholders whose shares of D&E Communications common stock are registered in their own name may submit their proxies (i) by filling out and signing the proxy card, and then mailing their signed proxy card in the enclosed envelope; (ii) authorizing the voting of their shares over the Internet at http://www.proxyvoting.com/decc; or (iii) by calling 1-866-540-5760 and by following the instructions on the enclosed proxy card. Authorizations submitted over the Internet or by telephone must be received by 11:59 p.m. Eastern time on September 23, 2009. Shareholders whose shares are held in “street name” must follow the instructions provided by their broker or bank to vote their shares.

All properly submitted proxies received by D&E Communications before the special meeting that are not revoked prior to being voted at the special meeting will be voted at the special meeting in accordance with the instructions indicated on the proxies or, if no instructions were provided, FOR approval and adoption of the merger agreement.

Proxies marked “Abstain” will not be voted at the special meeting. Because the affirmative vote of holders of D&E Communications common stock representing at least a majority of all the votes entitled to be cast is required to approve and adopt the merger agreement, abstentions and broker non-votes will have the same effect as votes against approval and adoption of the merger agreement. Accordingly, D&E Communications board of directors urges you to promptly submit your proxy.

Other Matters

As of the date of this proxy statement/prospectus, D&E Communications board of directors knows of no other matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus. If any other matters properly come before the special meeting of D&E Communications shareholders, or any adjournments or postponements of the special meeting are proposed, and are properly voted upon, the enclosed proxies will give the individuals that D&E Communications shareholders name as proxies discretionary authority to vote the shares represented by these proxies as to any of these matters. The individuals named as proxies intend to vote or not to vote in accordance with the recommendation of D&E Communications board of directors.

Revocation

Your grant of a proxy on the enclosed proxy card does not prevent you from voting in person or otherwise revoking your proxy at any time before it is voted at the special meeting. If your shares of D&E Communications common stock are registered in your own name, you can revoke your proxy, by:

•	delivering a notice of revocation or delivering a later-dated proxy to D&E Communications, Inc., 124 East Main Street, Ephrata, Pennsylvania 17522, Attn: Thomas E. Morell, Corporate Secretary;

•	submitting a proxy card with a later date at the special meeting;

•	submitting another vote over the Internet or telephone; or

•

appearing at the special meeting and voting in person but please note that simply attending the meeting will not revoke your proxy, as you must vote at the special meeting in order to revoke a prior proxy.

Your last vote is the vote that will be counted. Attendance at the special meeting will not, in and of itself, revoke a proxy.

If you have instructed a broker or bank to vote your shares, you must follow the instructions received from your broker or bank if you wish to change those instructions.

Solicitation of Proxies

In addition to soliciting proxies by mail, officers, directors and employees of D&E Communications, without receiving additional compensation, may solicit proxies by telephone, in person or by other means. Arrangements also will be made with brokerage firms and other custodians, nominees and fiduciaries to forward proxy solicitation materials to the beneficial owners of D&E Communications common stock held of record by those persons, and D&E Communications will reimburse these brokerage firms, custodians, nominees and fiduciaries for related, reasonable out-of-pocket expenses they incur. D&E Communications has also made arrangements with Georgeson Inc. to assist in its solicitation of proxies and in communicating with shareholders regarding the merger agreement and the merger. D&E Communications has agreed to pay Georgeson Inc. a fee of approximately $8,000 plus reasonable out-of-pocket expenses for its services. The costs of the solicitation will be borne by D&E Communications. Windstream and D&E Communications will pay their respective expenses incurred in connection with the merger agreement and have each agreed to pay one-half of the cash and expenses incurred in connection with the filing, printing and mailing of this proxy statement/prospectus.

THE MERGER

General

On May 10, 2009, D&E Communications board of directors unanimously approved and adopted the merger agreement that provides for the acquisition by Windstream of D&E Communications through a merger of D&E Communications with and into Merger Sub, a newly formed and wholly-owned subsidiary of Windstream. After the merger, Merger Sub will be the surviving entity and the separate corporate existence of D&E Communications will cease. At the effective time, each share of D&E Communications common stock (other than shares owned by D&E Communications, Windstream and Merger Sub) will be converted into the right to receive a combination of $5.00 in cash, without interest, and 0.650 shares of Windstream common stock. For information regarding the treatment of stock options and restricted stock, see “The Merger Agreement—Restricted Stock and Stock Options.” The merger agreement provides that the merger consideration and any other amounts payable in conjunction with the merger consideration will be adjusted appropriately if, during the period between the date of the merger agreement and the effective time of the merger, the outstanding shares of D&E Communications common stock or Windstream common stock are changed in any way by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend on any such outstanding shares with a record date during such period, or any other similar event.

Background of the Merger

In late 2008, the D&E Communications board of directors began to consider, in light of market conditions, trends and uncertainties in the telecommunications industry and periodic unsolicited inquiries from parties potentially interested in acquiring the company, D&E Communications’ strategic plan and potential alternatives designed to maintain the competitiveness of D&E Communications in the telecommunications industry and to enable D&E Communications to enhance its value to its shareholders and customers and to the communities in which it operates.

In its evaluation, the D&E Communications board of directors recognized that D&E Communications faced challenges given the changing competitive and economic environment. As described in detail in its filings with the SEC, D&E Communications faces various uncertainties and risks that require its management to attempt to balance several aspects of its business. D&E Communications’ wireline segment has been the primary contributor to cash flow which has been used both to pursue its business plan to be a leading, regional broadband integrated communications provider and to provide a current return on investment to its shareholders in the form of a dividend. However, given D&E Communications’ limited resources in an uncertain telecommunications industry, in terms of technology, competition and regulation, the D&E Communications board of directors believed that D&E Communications might not be in a position to pursue every possible opportunity for development and, accordingly, decided that critical decisions needed to be made in choosing among various strategic alternatives.

The D&E Communications board of directors’ focus in reviewing strategic alternatives was to balance D&E Communications’ short-term goals of maintaining its wireline business and dividend return and its long-term goals of providing voice, data and video services via a next generation, IP-based network. While D&E Communications had a large number of shareholders who were accustomed to regular quarterly dividends, maintaining the dividend payout, which continued to be a fundamental goal of D&E Communications board of directors and an expenditure that management planned for annually, was viewed by the D&E Communications board of directors as possibly more challenging going forward in light of the competitive environment in which the company currently operates. Cash requirements of D&E Communications’ business included the required payments of principal and interest on D&E Communications’ long-term debt and restrictions under its financing facilities, the latter including an annual limitation of $10,000,000 in dividends and stock repurchases, the requirement to remain in compliance with financial covenants, contributions to D&E Communications’ employee pension plans and the continuing capital investments necessary to compete in a changing competitive and technological environment. In addition, to the extent that the D&E Communications board of directors needed to consider, in the future, a decrease or an elimination of its dividend payout, there was a concern that a decrease in the dividend could cause a decline in the market price of D&E Communications common stock.

In addition, the D&E Communications board of directors considered the fact that the then current market price of D&E Communications common stock was perceived to be low relative to industry valuations and peer company market values. Market sources indicated that a principal reason for D&E Communications’ low relative share price was the lack of a market following as measured by the average daily trading volume of D&E Communications common stock and limited equity research analyst coverage due to D&E Communications’ relatively small equity market capitalization compared to others in its industry. The D&E Communications board of directors considered growth via acquisitions using stock as consideration as a challenging alternative for D&E Communications given its low share price (and the resulting dilution to existing shareholders). To assist the D&E Communications board of directors in this process of considering strategic alternatives, D&E Communications engaged Credit Suisse as its financial advisor.

On January 8, 2009, the D&E Communications board of directors held a meeting to discuss certain potential strategic alternatives for D&E Communications, including pursuing its current business plan as a stand-alone company, either through strategic relationships or potential acquisitions, or engaging in a strategic transaction, such as a merger or sale of the company. After discussion, the board of directors determined to continue to evaluate D&E Communications’ strategic alternatives and authorized members of D&E Communications management and representatives of Credit Suisse to begin soliciting preliminary indications of interest from selected third parties that might be interested in acquiring D&E Communications based on perceived strategic fit and potential ability and willingness to pay a premium price for D&E Communications.

During January and February 2009, in accordance with the directives of the D&E Communications board of directors, representatives of Credit Suisse contacted two strategic parties, referred to as Party A and Party B, that satisfied the criteria outlined by the D&E Communications board of directors at its January 8, 2009 meeting, and held discussions with these parties to gauge their interest in a potential strategic transaction with D&E Communications.

After execution of confidentiality agreements, representatives of D&E Communications met with senior management teams at both Party A and Party B to conduct management presentations and provided both Party A and Party B with written due diligence materials concerning the business, legal, accounting and financial operations of D&E Communications.

On February 25, 2009, Party A and Party B each submitted preliminary indications of interest to D&E Communications proposing to acquire the company in all-stock transactions.

On February 26, 2009, the D&E Communications board of directors met to review these preliminary indications of interest. Following extensive discussions, the D&E Communications board of directors authorized and directed D&E Communications management and Credit Suisse to contact other companies in the telecommunications industry that might be interested in a potential acquisition of D&E Communications.

Thereafter and continuing into March 2009, Credit Suisse, in accordance with the directives of the D&E Communications board of directors and management, contacted seven other companies in the telecommunications industry that might be interested in a potential acquisition of D&E Communications, including Windstream. After executing confidentiality agreements with each of the seven companies pursuant to which each company agreed not to disclose information provided by D&E Communications in the course of their consideration of a potential transaction, representatives of D&E Communications met with senior management teams of each company to conduct management presentations and provided each company with written due diligence materials concerning the business, legal, accounting and financial operations of D&E Communications.

Pursuant to a deadline which was part of a bid process, on April 8, 2009, Party A reaffirmed its previously submitted indication of interest (which contained significant financing contingencies), Party B lowered its bid and three new parties, including Windstream, submitted initial indications of interest. Windstream’s initial indication of interest provided for a cash and stock transaction in which each outstanding share of D&E Communications common stock would be converted into $2.00 in cash and 0.600 of a share of Windstream common stock.

On April 9, 2009, the D&E Communications board of directors held a meeting to discuss the indications of interest the company had received. Members of D&E Communications management and representatives of D&E Communications’ legal counsel, Barley Snyder LLC, referred to as Barley Snyder, and Credit Suisse also participated in the meeting. Credit Suisse discussed with the D&E Communications board of directors financial matters relating to the indications of interest. Barley Snyder then reviewed with D&E Communications board of directors the process for a possible strategic transaction and confidentiality procedures, stock trading restrictions and the fiduciary duties of D&E Communications directors in connection with pursuing a possible strategic transaction, including a sale of the company. This review was similar to previous presentations on these topics provided to the D&E Communications board of directors by Barley Snyder from time to time. In evaluating the indications of interest, the D&E Communications board of directors expressed an interest for a transaction that included a mix of cash and stock consideration because the board of directors believed that the cash portion could be more attractive to D&E Communications shareholders given that it would provide a fixed value for a portion of the merger consideration and the stock portion of the merger consideration would allow D&E Communications shareholders to maintain all or a portion of their investment in a telecommunications company. D&E Communications board of directors authorized and directed representatives of Credit Suisse to invite Windstream, Party A and Party B to continue in the bid process. Both Windstream and Party A elected to continue in the process (although Party A requested that D&E Communications agree to conduct exclusive negotiations with Party A). Party B declined to move forward. D&E Communications did not believe it was appropriate to grant exclusivity to Party A at that time. After a series of discussions between D&E Communications and Party A, Party A agreed to continue in the process without entering into exclusive negotiations.

Beginning on April 21, 2009, D&E Communications initiated a due diligence review of Party A, in particular, Party A’s ability to fulfill the significant financing contingencies it included in its indication of interest. D&E Communications and Party A, together with their respective financial advisors, met on two occasions to explore a possible merger and to discuss Party A’s financing contingencies. These financing contingencies included obtaining consent from D&E Communications’ lenders to refinance D&E Communications’ existing credit facilities (which contained provisions allowing the lenders to demand full payment of principal and accrued but unpaid interest on the outstanding balance upon a change of control) and to obtain consents from Party A’s lenders that might be required under certain circumstances to effect a transaction with D&E Communications.

During April 2009, Windstream conducted due diligence on D&E Communications.

On May 1, 2009, Party A reaffirmed its previously submitted indication of interest for an all-stock transaction with a fixed exchange ratio, which was still subject to significant financing contingencies. In addition, Party A indicated that it would no longer proceed with discussions unless it was granted exclusivity. Based on the closing price of Party A’s common stock on May 1, 2009, Party A’s proposal implied a value of $11.40 per share. Subsequently, in accordance with the directives of the D&E Communications board of directors, representatives of Credit Suisse contacted Windstream and requested that Windstream submit a revised indication of interest by May 3, 2009.

On May 3, 2009, Windstream submitted a revised indication of interest for a cash and stock transaction in which each outstanding share of D&E Communications common stock would be converted into the right to receive $5.00 in cash and 0.560 of a share of Windstream common stock. Based on the closing price of Windstream’s common stock on May 1, 2009, Windstream’s proposal implied a value of $9.74 per share. Windstream’s proposal was not subject to a financing condition.

On May 4, 2009, the D&E Communications board of directors met to review the indications of interest. Members of D&E Communications management and representatives of Barley Snyder and Credit Suisse also participated. At this meeting, Credit Suisse discussed with the D&E Communications board of directors certain financial and structural aspects of each indication of interest. Pursuant to an invitation from D&E Communications board, Windstream’s president and chief executive officer addressed the D&E Communications board of directors. The chief executive officer of Party A was also invited to address the D&E Communications board of directors, but was unable to do so due to a scheduling conflict. Based on the due diligence performed on Party A by D&E Communications, the D&E Communications board of directors determined that Windstream’s revised indication of interest was superior to Party A’s proposal based on a number of factors, including: (i) a greater likelihood that Windstream would be able to consummate a transaction given concerns as to Party A’s ability to fulfill the financing contingencies included in its proposal; (ii) a concern that Party A may not be able to continue the level of its dividend payout (which was higher on a per share basis than the dividend payout of Windstream) after consummating a transaction; (iii) the substantial level of indebtedness of Party A; and (iv) the fact that the implied value of Party A’s all-stock fixed exchange ratio proposal would be subject to more market volatility than the cash and stock merger consideration proposed by Windstream. After considerable discussion, the D&E Communications board of directors directed D&E Communications management and advisors to continue discussions with Windstream and attempt to increase Windstream’s indication of interest.

Later on May 4, 2009, after extensive negotiations between representatives of D&E Communications and Windstream, Windstream submitted a further revised indication of interest for a cash and stock transaction in which each share of D&E Communications common stock would be converted into the right to receive $5.00 per outstanding share in cash and 0.650 of a share of Windstream common stock. Windstream also requested that D&E Communications agree to enter into exclusive negotiations with Windstream. Based on the closing price of Windstream’s common stock on May 4, 2009, Windstream’s revised proposal implied a value of $10.57 per share of D&E Communications common stock. D&E Communications board of directors reviewed Windstream’s revised indication of interest with D&E Communications management and representatives of Credit Suisse and Barley Snyder. D&E Communications board of directors then authorized D&E Communications management to enter into exclusive negotiations with Windstream.

On May 5, 2009, D&E Communications executed a confidentiality agreement with Windstream covering information provided by Windstream to D&E Communications and initiated its due diligence review of Windstream. Also on May 5, 2009, Barley Snyder provided a draft merger agreement to Windstream and its advisors and, over the course of the next several days, representatives of D&E Communications and Windstream negotiated the definitive agreement.

On May 6, 2009, the Windstream board of directors approved the merger consideration and authorized Windstream’s president and chief executive officer to complete negotiations of the definitive merger agreement.

On May 9, 2009, Windstream’s president and chief executive officer updated the Windstream board of directors on the status of the negotiations of the definitive merger agreement.

On May 10, 2009, the D&E Communications board of directors met to discuss the potential merger with Windstream. Members of D&E Communications management and representatives of Barley Snyder and Credit Suisse also attended the meeting. Barley Snyder reviewed with the D&E Communications board of directors the terms of the proposed merger agreement that had been negotiated with Windstream and the fiduciary duties of the D&E Communications board of directors in the matters under consideration. Also at this meeting, Credit Suisse reviewed with the D&E Communications board of directors its financial analysis of the merger consideration and rendered to the D&E Communications board of directors an oral opinion, confirmed by delivery of a written opinion dated May 10, 2009, to the effect that, as of that date and based on and subject to the matters described in the opinion, the merger consideration to be received by the holders of D&E Communications common stock was fair, from a financial point of view, to such holders. After discussion, the D&E Communications board of directors voted unanimously to approve and adopt the merger agreement with Windstream and to recommend that D&E Communications shareholders vote to approve the merger agreement.

Following the meeting, D&E Communications and Windstream executed the merger agreement and related documents.

Prior to the opening of the U.S. financial markets on May 11, 2009, D&E Communications and Windstream announced the execution of the merger agreement.

Recommendation of the D&E Communications Board; D&E Communications’ Reasons for the Merger

At a special meeting of the D&E Communications board of directors held on May 10, 2009, the D&E Communications board of directors determined that the merger was advisable and in the best interests of D&E Communications and its shareholders and unanimously approved and adopted the merger agreement. Accordingly, the D&E Communications board of directors recommends that D&E Communications shareholders vote “FOR” approval of the merger agreement at the special meeting.

In evaluating the proposed merger, the D&E Communications board of directors consulted with D&E Communications management and legal and financial advisors and in reaching its decision to approve and adopt the merger agreement, and to recommend that D&E Communications shareholders vote to approve the merger agreement, the D&E Communications board of directors considered a variety of factors weighing in favor of the merger, including the factors listed below:

•	the potential impact on D&E Communications’ revenue streams of increasing competition, an uncertain regulatory environment and changing intercarrier compensation methods;

•

the strategic alternatives process conducted by D&E Communications involving multiple potentially interested parties and the possible alternatives to the merger (including the possibility of continuing to operate D&E Communications as an independent entity), the range of possible benefits to D&E Communications shareholders of such alternatives relative to D&E Communications’ prospects on a standalone basis and the timing and likelihood of accomplishing the goal of any such alternatives;

•

familiarity of the D&E Communications board of directors with the business, operations, properties and assets, financial condition, competitive position, business strategy and prospects of D&E Communications (as well as the risks involved in achieving those prospects), and the current environment for the telecommunications industry in which D&E Communications competes, and current industry, economic and market conditions, both on a historical and prospective basis;

•	the risk factors relating to D&E Communications stated in its filings with the SEC;

•

the implied value of $10.88 per share of the merger consideration (based on the closing price of Windstream common stock on May 8, 2009, the last trading day prior to public announcement of the execution of the merger agreement), with each outstanding share of D&E Communications common stock to be exchanged for $5.00 in cash and 0.650 of a share of Windstream common stock. The D&E Communications board of directors noted that the closing price of D&E Communications common stock ranged from $4.96 to $7.65 from January 1, 2009 to May 8, 2009 and was $6.75 on May 8, 2009;

•

the value of the merger consideration, which implied a premium of 61% to D&E Communications’ closing share price on May 8, 2009 and 89% to D&E Communications’ 30-calendar day average closing share price, and 95% to D&E Communications’ 60-calendar day average closing share price, as of May 8, 2009;

•	the fact that the per share merger consideration includes $5.00 in cash, providing a level of certainty as to a portion of the merger consideration;

•	the liquid market for Windstream’s common stock, allowing shareholders who wished to do so to convert the stock portion of the merger consideration into cash;

•	the ability of D&E Communications shareholders to receive the Windstream common stock portion of the merger consideration on a “tax-free” basis;

•

the fact that Windstream currently pays a dividend on its common stock at an effective dividend rate that is 30% higher than the current dividend rate paid by D&E Communications, after adjustment for the exchange ratio;

•

the stock portion of the merger consideration would allow D&E Communications shareholders to maintain a portion of their investment in a telecommunications company and to continue to receive a dividend;

•	the fact that Windstream did not need to obtain new financing arrangements to fund the cash component of the merger consideration;

•	the D&E Communications board of directors’ view of the likelihood that the proposed merger will be consummated in light of the experience, reputation and financial capability of Windstream;

•	creation of a combined company with greater scale of markets and revenues and increased ability to implement strategic plans;

•

the expected capital structure, market capitalization and strengthened balance sheet of the combined company after the merger, including the potential for the combined company to participate in further industry consolidation and other strategic opportunities;

•

the potential long-term impact of the transaction on D&E Communications’ employees and on the communities and customers that D&E Communications serves, which the D&E Communications board of directors believed to be favorable;

•

information concerning the financial condition, results of operations and prospects of Windstream, including the long-term equity growth potential of Windstream and Windstream’s operational experience in Pennsylvania, and D&E Communications board of directors’ view, based on such information, that Windstream would have the ability to provide comprehensive communications services in relevant markets and the financial resources to serve the communications needs of the local communities served by D&E Communications;

•

the recent successful acquisitions completed by Windstream and the D&E Communications board of directors’ view, based on such information, that there was a high likelihood that Windstream would be able to consummate the merger and pay the merger consideration;

•

the opinion and presentation, dated May 10, 2009, of Credit Suisse to the D&E Communications board of directors as to the fairness, from a financial point of view and as of the date of the opinion, of the merger consideration to be received by the holders of D&E Communications common stock, as more fully described below under the caption “—Opinion of Financial Advisor to D&E Communications”; and

•

the terms of the merger agreement that provide that, under certain circumstances and subject to certain conditions, D&E Communications can furnish information to and conduct negotiations with a third party in connection with an unsolicited potential superior proposal for a business combination or acquisition of D&E Communications and, further, that D&E Communications can terminate the merger agreement with Windstream for a superior proposal.

The D&E Communications board of directors also considered potential drawbacks or risks relating to the merger, including the following:

•	the value of the Windstream common stock portion of the merger consideration could decline prior to consummation of the merger, thereby causing the value of the merger consideration to decline;

•

the fact that the cash portion of the merger consideration may be taxable to D&E Communications shareholders for United States federal income tax purposes, as explained in “—Material United States Federal Income Tax Consequences”;

•	the fact that the Windstream stock component of the merger agreement will continue to subject D&E Communications shareholders to the risks inherent in the integrated communications provider industry;

•	the fact that the combined company will have increased leverage as compared to D&E Communications on a standalone basis;

•

the covenants in the merger agreement restricting the conduct of D&E Communications’ business prior to the consummation of the merger only to activities in the ordinary course consistent with past practice, as well as various other operational restrictions on D&E Communications prior to the consummation of the merger;

•

the provision in the merger agreement requiring D&E Communications to pay a termination fee in the amount of approximately $5.5 million if the merger agreement is terminated under certain circumstances;

•

the risks and costs to D&E Communications if the transaction does not close, which risks and costs result from the extensive efforts that would be required to attempt to complete the transaction, the significant distractions which D&E Communications’ employees will experience during the pendency of the transaction and the transaction costs that will be incurred even if the merger is not consummated;

•

the potential payments D&E Communications or Windstream may be required to make under the transaction award and transition award programs as described below under the caption “—Interests of Certain Persons in the Merger”, although the D&E Communications board of directors believes that such payments are reasonable and appropriate in relation to the benefits to D&E Communications in connection with the merger;

•	the impact on the employees of D&E Communications due to reductions in force that will be necessary for Windstream to achieve its projected synergies associated with the transaction; and

•

the possibility that, notwithstanding the provisions of the merger agreement permitting D&E Communications to terminate the merger agreement in connection with a superior proposal, the termination fee payable upon such termination might discourage other parties that might have an interest in a business combination with, or an acquisition of, D&E Communications.

The foregoing discussion addresses the material factors considered by the D&E Communications board of directors in its consideration to adopt and approve the merger agreement, including factors that support the merger as well as those that may weigh against it. In view of the variety of factors and the amount of information considered, the D&E Communications board of directors did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The determination to adopt and approve the merger agreement was made after consideration of all of the factors as a whole and the foregoing discussion does not necessarily contain all of the factors considered by the D&E Communications board of directors as a whole or by individual directors. In addition, individual members of the D&E Communications board of directors may have given different weights to different factors.

Opinion of Financial Advisor to D&E Communications

D&E Communications retained Credit Suisse to act as D&E Communications’ financial advisor in connection with the merger. In connection with Credit Suisse’s engagement, D&E Communications requested that Credit Suisse evaluate the fairness, from a financial point of view, of the merger consideration to be received by the holders of D&E Communications common stock. On May 10, 2009, at a meeting of the D&E Communications board of directors held to evaluate the proposed merger, Credit Suisse rendered to the D&E Communications board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated May 10, 2009, to the effect that, as of that date and based on and subject to the matters described in its opinion, the merger consideration to be received by holders of D&E Communications common stock was fair, from a financial point of view, to such holders.

The full text of Credit Suisse’s written opinion, dated May 10, 2009, to the D&E Communications board of directors, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken, is attached as Annex B and is incorporated into this proxy statement/prospectus by reference in its entirety. Credit Suisse’s opinion was provided to the D&E Communications board of directors for its information in connection with its evaluation of the merger consideration. The opinion addresses only the fairness of the merger consideration from a financial point of view, does not address any other aspect of the proposed merger and does not constitute advice or a recommendation to any shareholder as to how such shareholder should vote or act on any matter relating to the proposed merger.

In arriving at its opinion, Credit Suisse reviewed the merger agreement and certain publicly available business and financial information relating to D&E Communications and Windstream. Credit Suisse also reviewed certain other information relating to D&E Communications and Windstream, including financial forecasts relating to D&E Communications and publicly available research analysts’ estimates relating to Windstream, provided to or discussed with Credit Suisse by D&E Communications and Windstream, and met with the managements of D&E Communications and Windstream to discuss D&E Communications’ and Windstream’s respective businesses and prospects. Credit Suisse also considered certain financial and stock market data of D&E Communications and Windstream, and compared that data with similar data for other publicly held companies in businesses Credit Suisse deemed relevant in evaluating D&E Communications and Windstream, and considered, to the extent publicly available, the financial terms of certain other transactions which had been effected or announced. Credit Suisse also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant.

In connection with its review, Credit Suisse did not independently verify any of the foregoing information and assumed and relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for D&E Communications that Credit Suisse used in its analyses, D&E Communications management advised Credit Suisse, and Credit Suisse assumed, with D&E Communications’ consent, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of D&E Communications management as to D&E Communications’ future financial performance. With respect to the publicly available research analysts’ estimates for Windstream that Credit Suisse used in its analyses, Credit Suisse reviewed and discussed such forecasts with the management of D&E Communications and Windstream and assumed, with D&E Communications’ consent, that such forecasts represent reasonable estimates and judgments with respect to Windstream’s future financial performance. Credit Suisse also assumed, with D&E Communications’ consent, that the merger would qualify as a reorganization for federal income tax purposes. Credit Suisse further assumed, with D&E Communications’ consent, that in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on D&E Communications, Windstream or the contemplated benefits of the merger and that the merger would be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any material term, condition or agreement. Credit Suisse was not requested to, and did not, make an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of D&E Communications or Windstream, and Credit Suisse was not furnished with any such evaluations or appraisals.

Credit Suisse’s opinion addressed only the fairness, from a financial point of view and as of the date of its opinion, to the holders of D&E Communications common stock of the merger consideration and did not address any other aspect or implication of the merger or any other agreement, arrangement or understanding entered into in connection with the merger or otherwise or the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the merger, or class of such persons, relative to the merger consideration or otherwise. The issuance of Credit Suisse’s opinion was approved by Credit Suisse’s authorized internal committee. Credit Suisse’s opinion was necessarily based upon information made available to it as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on the date of its opinion. These conditions have been and remain subject to extraordinary levels of volatility and uncertainty, and Credit Suisse expressed no view as to the impact of such volatility and uncertainty on D&E Communications, Windstream or the merger. Credit Suisse did not express any opinion as to what the value of shares of Windstream common stock actually would be when issued to the holders of D&E Communications common stock pursuant to the merger or the prices at which shares of D&E Communications common stock or Windstream common stock would trade at any time. Credit Suisse’s opinion did not address the relative merits of the merger as compared to alternative transactions or strategies that might be available to D&E Communications, nor did it address the underlying business decision of D&E Communications to proceed with the merger. Except as described above, D&E Communications imposed no other limitations on Credit Suisse with respect to the investigations made or procedures followed in rendering its opinion.

In preparing its opinion to the D&E Communications board of directors, Credit Suisse performed a variety of financial and comparative analyses, including those described below. The summary of Credit Suisse’s analyses described below is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Credit Suisse arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Credit Suisse considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond D&E Communications’ and Windstream’s control. No company, transaction or business used in Credit Suisse’s analyses is identical to D&E Communications, Windstream or the proposed merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Credit Suisse’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Credit Suisse’s analyses are inherently subject to substantial uncertainty.

Credit Suisse was not requested to, and it did not, recommend the specific consideration payable in the proposed merger, which merger consideration was determined through negotiations between D&E Communications and Windstream, and the decision to enter into the merger agreement was solely that of the D&E Communications board of directors. Credit Suisse’s opinion and financial analyses were only one of many factors considered by the D&E Communications board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of D&E Communications board of directors or management with respect to the merger or the merger consideration.

The following is a summary of the material financial analyses reviewed with the D&E Communications board of directors on May 10, 2009 in connection with Credit Suisse’s opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Credit Suisse’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Credit Suisse’s financial analyses. For purposes of the financial analyses summarized below, the “implied merger consideration value” refers to an implied merger consideration of $10.88 per share based on $5.00 per share in cash and 0.650 of a share of Windstream common stock (assuming the closing price of $9.05 for Windstream common stock as of May 8, 2009, the last trading day prior to the public announcement of the execution of the merger agreement on May 10, 2009). For purposes of the selected companies analyses summarized below, enterprise value was calculated as equity value, based on closing stock price on May 8, 2009, plus debt, less cash and other adjustments (including adjustments for net operating losses and other corporate adjustments, to the extent publicly disclosed) and leveraged free cash flows, referred to as LFCF, were calculated as earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, less cash interest expense, capital expenditures, cash taxes, changes in working capital, cash contributions to pension plans, adjustments for net operating losses and other corporate adjustments, to the extent publicly disclosed.

D&E Communications

Selected Companies Analysis

Credit Suisse reviewed, among other things, financial and stock market information of D&E Communications and the following three selected publicly traded companies that, similar to D&E Communications, are low or no dividend companies in the wireline segment of the telecommunications industry with little or no wireless operations:

•	Embarq Corporation

•	FairPoint Communications, Inc.

•	SureWest Communications

Credit Suisse reviewed enterprise values of the selected companies as a multiple of calendar years 2009 and 2010 estimated EBITDA. Credit Suisse also reviewed equity values of the selected companies, based on closing stock prices on May 8, 2009, as a multiple of calendar years 2009 and 2010 estimated LFCF. Credit Suisse then applied a selected range of estimated EBITDA multiples of 3.75x to 4.75x for each of calendar years 2009 and 2010 and estimated LFCF multiples of 4.25x to 5.25x and 4.50x to 5.50x for calendar years 2009 and 2010, respectively, derived from the selected companies to corresponding data of D&E Communications. Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of D&E Communications were based on internal data and estimates of D&E Communications management and other publicly available information. This analysis indicated the following implied per share equity reference ranges for D&E Communications, as compared to the implied merger consideration value:

Implied Per Share Equity Reference Range for D&E Communications based on:		Implied Merger Consideration Value
EBITDA	LFCF
$5.56 - $10.27	$8.07 - $10.53	$10.88

Selected Transactions Analysis

Credit Suisse reviewed financial information with respect to the following eight transactions involving target companies that, similar to D&E Communications, operate in the wireline segment of the telecommunications industry with little or no wireless operations:

Acquiror	Target
• CenturyTel, Inc.	• Embarq Corporation
• Iowa Telecommunications Services, Inc.	• Sherburne Tele Systems, Inc.
• Otelco Inc.	• Country Road Communications LLC
• Iowa Telecommunications Services, Inc.	• Bishop Communications Corporation
• Consolidated Communications Holdings, Inc.	• North Pittsburgh Systems, Inc.
• Windstream	• CT Communications, Inc.
• CenturyTel, Inc.	• Madison River Communications, Inc.
• Citizens Communications Company	• Commonwealth Telephone Enterprises Inc.

Credit Suisse reviewed, among other things, transaction values, calculated as the equity value implied for the target company based on the consideration payable in the selected transaction, plus debt, less cash, as a multiple of the target company’s latest 12 months EBITDA. Credit Suisse then applied a selected range of latest 12 months EBITDA multiples of 4.50x to 7.00x derived from the selected transactions to D&E Communications’ latest 12 months EBITDA as of March 31, 2009. Financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Financial data of D&E Communications were based on internal estimates of D&E Communications management, public filings and other publicly available information. This analysis indicated the following implied per share equity reference range for D&E Communications, as compared to the implied merger consideration value:

Implied Per Share Equity Reference Range for D&E Communications	Implied Merger Consideration Value
$8.74 - $19.62	$10.88

Discounted Cash Flow Analysis

Credit Suisse performed a discounted cash flow analysis of D&E Communications to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that D&E Communications was forecasted to generate during the second through fourth quarters of fiscal year 2009 through the full fiscal year 2011 based on internal estimates of D&E Communications management. Credit Suisse calculated terminal values for D&E Communications by applying a range of terminal value EBITDA multiples of 3.75x to 4.75x to D&E Communications’ fiscal year 2011 estimated EBITDA. The present value (as of March 31, 2009) of the cash flows and terminal values was then calculated using discount rates ranging from 10.25% to 11.25%. This analysis indicated the following implied per share equity reference range for D&E Communications, as compared to the implied merger consideration value:

Implied Per Share Equity Reference Range for D&E Communications	Implied Merger Consideration Value
$6.79 - $10.51	$10.88

Windstream

Selected Companies Analysis

Credit Suisse reviewed, among other things, financial and stock market information of Windstream and the following four selected publicly traded companies that, similar to Windstream, are high dividend companies in the wireline segment of the telecommunications industry with little or no wireless operations:

•	CenturyTel, Inc.
•	Consolidated Communications Holdings, Inc.
•	Frontier Communications Corporation
•	Iowa Telecommunications Services, Inc.

Credit Suisse reviewed enterprise values of the selected companies as a multiple of calendar years 2009 and 2010 estimated EBITDA. Credit Suisse also reviewed equity values of the selected companies, based on closing stock prices on May 8, 2009, as a multiple of calendar years 2009 and 2010 estimated LFCF. Credit Suisse then applied a selected range of estimated EBITDA multiples of 5.50x to 6.50x and 5.75x to 6.75x for calendar years 2009 and 2010, respectively, and estimated LFCF multiples of 5.50x to 6.50x and 6.00x to 7.25x for calendar years 2009 and 2010, respectively, derived from the selected companies to corresponding data of Windstream. Financial data of the selected companies and Windstream were based on publicly available research analysts’ estimates, public filings and other publicly available information and, in the case of CenturyTel, Inc., were reviewed both on a standalone basis and pro forma basis for the pending merger of CenturyTel, Inc. and Embarq

Corporation. This analysis indicated the following implied per share equity reference ranges for Windstream, as compared to Windstream’s closing stock price as of May 8, 2009:

Implied Per Share Equity Reference Range for Windstream based on:		Closing Price of Windstream Common Stock as of May 8, 2009
EBITDA	LFCF
$8.94 - $12.75	$8.92 - $11.05	$9.05

Miscellaneous

D&E Communications selected Credit Suisse to act as its financial advisor in connection with the merger based on Credit Suisse’s qualifications, experience, reputation and familiarity with the telecommunications industry and D&E Communications. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

D&E Communications has agreed to pay Credit Suisse a customary fee for its financial advisory services in connection with the merger, a significant portion of which is contingent upon the consummation of the merger. Credit Suisse also received an announcement fee upon the rendering of its opinion. In addition, D&E Communications has agreed to reimburse Credit Suisse for its reasonable expenses, including reasonable fees and expenses of legal counsel, and to indemnify Credit Suisse and related parties for certain liabilities and other items, including liabilities under the federal securities laws, arising out of or related to its engagement. See “The Merger Agreement-Transaction Fees and Expenses to be Paid by D&E Communications” for a summary of the transaction fees and expenses to be paid by D&E Communications in connection with the merger.

Credit Suisse and its affiliates have in the past two years provided financial advice and services to D&E Communications for which Credit Suisse and its affiliates have received compensation. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its and its affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of D&E Communications, Windstream and any other company that may be involved in the merger, as well as provide investment banking and other financial services to such companies.

Interests of Certain Persons in the Merger

In considering the recommendation of the D&E Communications board of directors with respect to the merger, D&E Communications shareholders should be aware that some of D&E Communications’ directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of D&E Communications shareholders generally. D&E Communications board of directors was aware of these interests and considered them in approving and adopting the merger agreement.

Director and Officer Indemnification. Under the terms of the merger agreement, Windstream and Merger Sub have agreed that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the effective time as provided in D&E Communications’ articles of incorporation or by-laws, or in any agreement, in favor of persons who are or were directors, officers or employees of D&E Communications or its subsidiaries, will survive for a period of six (6) years following the merger and Windstream and Merger Sub will maintain these current provisions regarding indemnification in effect for six (6) years. Windstream and Merger Sub also agreed that for a period of six (6) years following the merger, Windstream and Merger Sub will indemnify the current and former directors, officers or employees of D&E Communications to the fullest extent permitted by applicable law. The merger agreement also provides that, for six (6) years following the effective time, subject to certain limitations, Windstream and Merger Sub will maintain coverage under the existing director and officer liability insurance policy, with respect to claims arising from facts or events that occurred on or before the effective time, at a level at least equal to that which D&E Communications or its subsidiaries is maintaining prior to the merger, except that for any policy year, neither Windstream nor Merger Sub will be required to pay more than $400,000 for the annual premium of such insurance policies.

Treatment of Restricted Stock. At the effective time, each restricted stock award issued by D&E Communications granted subject to vesting or other lapse restrictions which is outstanding immediately prior to the effective time will vest and become free of such restrictions and the holder of each restricted stock award will be entitled to receive the merger consideration with respect to each such share of D&E Communications restricted stock. In addition, D&E Communications accrues dividend equivalents on unvested restricted stock, which are paid as common stock at the time of vesting.

Based on D&E Communications equity compensation holdings as of the latest practicable date prior to the date of this proxy statement/prospectus, the following table sets forth for each of D&E Communications’ executive officers the number of unvested restricted stock awards that would become fully vested and the amount that such individual would receive in respect of the accelerated vesting of unvested restricted stock.

Executive Officers	Restricted Stock and Dividend Equivalents	Estimated Total Resulting Merger Consideration
James W. Morozzi	20,202	$213,283
Thomas E. Morell	13,978	$147,573
Albert H. Kramer	13,259	$139,982
Stuart L. Kirkwood	5,769	$60,906
Leonard J. Beurer	5,522	$58,299

These amounts are based on a price per share of Windstream common stock of $8.55 (the closing price on August 14, 2009), an exchange ratio of 0.650 shares of Windstream common stock and $5.00 cash consideration per share of D&E Communications common stock. Actual amounts may be higher or lower depending on the value of Windstream common stock on the date any vesting is triggered and the number of restricted stock awards that are unvested on the date any vesting is triggered. Depending on when the merger occurs, certain of the equity awards shown as unvested in the table above may become vested in accordance with their terms without regard to the consummation of the merger.

None of D&E Communications’ non-employee directors hold restricted stock.

Treatment of Stock Options. At the effective time of the merger, all outstanding unvested D&E Communications stock options will become fully vested (to the extent not previously vested) and each outstanding stock option of D&E Communications will either, at the election of the holder (i) be exchanged for cash (to the extent that the merger consideration is greater than the exercise price of such stock option); or (ii) will remain outstanding under such D&E Communications plan except that the holder of such D&E Communications option will be entitled to receive Windstream common stock upon exercise thereof using a conversion ratio derived from the merger consideration. For a detailed description of this conversion ratio, see “The Merger Agreement—Restricted Stock and Stock Options.” As with the actual merger consideration, this exchange ratio will not be adjusted to accommodate changes in the stock prices of D&E Communications or Windstream common stock. The duration and other terms of such Windstream common stock option will be identical to the duration and other terms of such D&E Communications option and will remain exercisable until the stated expiration date of the corresponding D&E Communications option.

As of August 14, 2009, which represents the latest practicable date prior to the date of this proxy statement/prospectus, none of the unvested stock options held by the D&E Communications executive officers were eligible to be exchanged for cash because the market price of such options was less than the strike price. However, the following table displays the value of such options as of August 14, 2009, calculated under the Black Scholes model:

Executive Officers	Position	Value of Options
James W. Morozzi	President, Chief Executive Officer and Director	$10,638
Thomas E. Morell	Senior Vice President, Chief Financial Officer, Corporate Secretary and Treasurer	$7,511
Albert H. Kramer	Senior Vice President and Chief Operating Officer	$6,510
Stuart L. Kirkwood	Vice President of Engineering Operations	$2,976
Leonard J. Beurer	Vice President of Regulatory	$2,647

None of D&E Communications’ non-employee directors hold stock options.

Severance Benefits. Each of Messrs. Morozzi, Morell, Kramer, Kirkwood and Beurer is a party to an agreement with D&E Communications providing for payment of severance benefits upon certain terminations of employment following a change in control. These severance benefits, in addition to other payments payable due to the merger, could be subject to federal excise taxes under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”). Reductions will be made to the payments to the extent required to avoid excise taxes as a result of the merger.

James W. Morozzi. Mr. Morozzi is a party to an employment agreement with D&E Communications that provides him with certain change of control benefits. These benefits include a “double trigger” change of control benefit under which Mr. Morozzi will receive 2.99 times his current salary as well as a supplemental annual retirement benefit, a lump sum of $17,000 as reimbursement for certain expenses and any payments under D&E Communications’ Short-Term Incentive Plan (the “STIP”) that would otherwise have been earned by him, if, within the twelve months immediately following the effective date of a change of control, he is terminated without Cause (as defined below) or leaves for Good Reason (as defined below).

In addition, Mr. Morozzi’s employment agreement contains a “single trigger” change of control provision which permits him, within 90 days following the effective date of a change of control, to terminate his employment without Good Reason and, contingent upon his providing at least nine months of transition service to the Company following the change of control, Mr. Morozzi shall be entitled to receive (i) a lump sum equal to his annual salary on the date of termination, (ii) a supplemental annual retirement benefit and (iii) payment of the amount that would have been due him under any STIP in effect at the time. Mr. Morozzi will forfeit his change of control payment if his employment is terminated before the end of the nine month transition period by D&E Communications for Cause or by Mr. Morozzi without Good Reason.

“Cause” is deemed to exist where an individual: (i) fails to substantially perform his duties after notice and an opportunity to cure; (ii) is dishonest or grossly negligent in performing his duties; (iii) uses alcohol which interferes with his performance or uses illegal drugs; (iv) materially violates D&E Communications’ Code of Ethics; (v) breaches his fiduciary duty to D&E Communications involving personal profit; (vi) engages in misconduct, which is injurious to D&E Communications, or moral turpitude; (vii) violates a law, rule or regulation which jeopardizes D&E Communications’ business; (viii) otherwise violates the employment agreement after notice and an opportunity to cure; or (ix) commits workplace violence or harassment.

“Good Reason” generally will exist if: (i) an employee’s position, authority, duties or base salary has been decreased; (ii) D&E Communications fails to provide the contractual compensation and benefits to the executive; (iii) D&E Communications requires the executive to be based more than seventy-five (75) miles from his current base; (iv) D&E Communications requires the executive to violate legal requirements or D&E Communications’ Code of Ethics; (v) any successor to D&E Communications fails to honor the employment agreement; or (vi) salary is reduced.

Thomas E. Morell. Mr. Morell is a party to an employment agreement with D&E Communications that provides him with certain change of control benefits. These benefits include a “double trigger” change of control benefit under which Mr. Morell will receive two times his salary as well as a supplemental annual retirement benefit and any STIP payment that would otherwise have been earned by him, if, within the twelve months immediately following the effective date of a change of control, he is terminated without Cause or leaves for Good Reason.

In addition, Mr. Morell’s employment agreement contains a “single trigger” change of control benefit equal to one times his salary if, within 90 days following the effective date of a change of control, he elects to terminate his employment without Good Reason. The terms of this “single trigger” change of control benefit are identical to those of Mr. Morozzi, described above.

Albert H. Kramer. Mr. Kramer is a party to an employment agreement with D&E Communications that provides him with certain change of control benefits. These benefits include a “double trigger” change of control benefit under which Mr. Kramer will receive one and one-half times his salary as well as a supplemental annual retirement benefit and any STIP payment that would otherwise have been earned, if, within the twelve months immediately following the effective date of a change of control, he is terminated without Cause or leaves for Good Reason.

Messrs. Kirkwood and Beurer. D&E Communications has entered into non-compete agreements with each of Messrs. Kirkwood and Beurer that provide that, in the case of a change of control accompanied by a termination of employment without Cause by D&E Communications or a termination of employment by the employee for specified reasons, the employee is entitled to receive a severance benefit equal to one times the employee’s annual base salary, the payment of an annual incentive award for which he would otherwise be eligible and company-paid outplacement services. These agreements are in the same form as agreements with a number of other vice president level employees of D&E Communications.

Based on compensation and benefit levels in effect on May 10, 2009, the date the merger agreement was signed, and assuming the executive experiences a simultaneous involuntary termination of employment other than for Cause, death or disability at the effective time of the merger, each executive officer will be entitled to receive the following cash severance payments, and other benefits (excluding the value of vested equity compensation awards described above), in connection with the termination of his or her employment.

Executive Officers	Cash Severance Payments	Short- Term Incentive(1)	Value of Other Benefits
James W. Morozzi	$839,250	$82,500	$20,060	(2)
Thomas E. Morell	$500,000	$56,250	$57,940	(3)
Albert H. Kramer	$315,000	$47,250	$48,598	(3)
Stuart L. Kirkwood	$167,500	$25,125	—
Leonard J. Beurer	$154,000	$23,100	—

(1)	Assumes effective time of merger occurs on October 1, 2009 for purposes of calculating short term incentive earned.

(2)	Includes the supplemental retirement benefit outlined in Mr. Morozzi’s employment agreement.

(3)	Includes the supplemental retirement benefit outlined in Messrs. Morell’s and Kramer’s respective employment agreements and the value of the company-owned vehicle provided to each of Messrs. Morell and Kramer, which will be transferred to them at the effective time of the merger.

Transaction Award Program. On April 24, 2009, the D&E Communications compensation committee approved, and on May 10, 2009 D&E Communications board of directors revised and approved, a transaction award program which will permit D&E Communications to pay Messrs. Morozzi, Morell and Kramer, prior to the closing of the merger, the lesser of (i) one year’s salary or (ii) such amount as would not cause Messrs. Morozzi, Morell and Kramer to owe an excise tax under Section 280G of the Code. Under the terms of the transaction award program, Messrs. Morozzi, Morell and Kramer are eligible to receive up to $275,000, $250,000 and $210,000, respectively. In order to receive such payments, Messrs. Morozzi, Morell and Kramer must remain employed by D&E Communications from the date the transaction award program agreement is entered into through the closing date of the merger.

Under the terms of the transaction award program, Messrs. Morozzi, Morell and Kramer must provide their full and complete cooperation and support with respect to any contemplated transaction, including, but not limited to, participating in any management presentations in connection therewith and providing their full support to any management plan with respect to exploration of D&E Communications’ strategic options.

Transition Award Program. On April 24, 2009, the D&E Communications compensation committee approved, and on May 10, 2009 D&E Communications board of directors revised and approved, a transition award program, which provides certain benefits to designated key employees of D&E Communications, including certain of D&E Communications’ executive officers. The objective of the transition award program is to retain vice presidents and other critical employees during the period leading up to the merger and for a transition period thereafter and to provide an incentive to complete an effective transition. Each of the participants under the transition award program will be eligible to receive a cash award of which fifty percent (50%) is payable on the date which is thirty (30) days after the closing date of the merger and the remaining fifty percent (50%) is payable at the earlier of (i) termination of employment or (ii) completion of the billing conversion by Windstream and D&E Communications. Two of D&E Communications’ named executive officers, Stuart L. Kirkwood and Leonard J. Beurer, are eligible to participate in the transition award program. Messrs. Kirkwood and Beurer are each eligible to receive $71,000, under the terms of the transition award program.

Consulting Agreements. If Windstream and each of Messrs. Morozzi, Morell and Kramer cannot agree to mutually acceptable terms of continuing employment, Windstream has agreed, at the option of each of Messrs. Morozzi, Morell and Kramer, to enter into consulting agreements with such individuals as of the effective time. As part of any consulting agreement, Windstream agreed to pay each of Messrs. Morozzi, Morell and Kramer a reasonable consulting fee for their services. Windstream expects that the consulting fee paid to each of Messrs. Morozzi, Morell and Kramer, when added to the transaction award program payments, will not exceed $275,000, $250,000 and $210,000, respectively. The entry into the aforementioned employment and consulting agreements, as applicable, is not a condition to closing the merger.

The consulting agreements and severance program are described in greater detail under the heading “The Merger Agreement—Covenants—Consulting Agreements—Employees.”

Windstream’s Reasons for the Merger

Windstream’s board of directors has unanimously approved and adopted the merger agreement. In reaching its conclusion, Windstream’s board of directors consulted with Windstream’s management, as well as with Windstream’s financial advisors, and considered, among other things, the following material factors:

•

the merger will provide Windstream with the ability to add attractive markets that are supported by an advanced network that is one hundred percent (100%) broadband capable, which can be leveraged to increase the penetration of broadband products;

•

the complementary nature of the respective customer bases, services and skills of Windstream and D&E Communications is expected to result in increased opportunities to enhance the capabilities of both companies, as the merger nearly doubles Windstream’s operating presence in Pennsylvania with the addition of approximately 165,000 access lines and about 44,000 high-speed Internet customers;

•	the opportunity to grow D&E Communications’ product suite, increase penetration and improve customer retention;

•

the expectation that the merger will have a positive impact on Windstream’s free cash flow per share beginning in the first full year of operations (defined as net cash provided from operations less net cash used in the procurement of property, plant and equipment);

•	the expectation that the merger will improve Windstream’s dividend payout ratio in the first full year of operations (defined as dividends paid on common shares divided by free cash flow); and

•

the expectation that the combined company will achieve approximately $25 million in annual cost and capital expenditure savings, coming from, among other things, network and operational efficiencies, consolidating administrative activities, sharing support infrastructure and best practices, and improved broadband penetration.

Windstream’s board of directors considered the above reasons together with various other reasons for approving and adopting the merger agreement. Windstream’s board of directors did not assign relative weights to the above reasons or the other reasons considered by it. Further, individual members of Windstream’s board of directors may have given different weight to different reasons.

Accounting Treatment

The merger will be accounted for by applying the acquisition method with D&E Communications considered the acquiree and Windstream the acquirer for accounting and financial reporting purposes. D&E Communications’ assets, liabilities and other items will be adjusted to their estimated fair value on the closing date of the merger and combined with the historical book values of the assets and liabilities of Windstream. Applicable income tax effects of these adjustments will be included as a component of the combined company’s deferred tax asset or liability. The difference between the estimated fair value of the assets, liabilities and other items (adjusted as discussed above) and the purchase price will be recorded as goodwill. Financial statements of Windstream issued after the merger will reflect the values and will not be restated retroactively to reflect the historical financial position or results of operations of D&E Communications.

Financial Forecasts

D&E Communications. In connection with the due diligence review of D&E Communications by Windstream, D&E Communications management prepared and provided to Windstream and its financial advisor, non-public, internal financial forecasts regarding D&E Communications’ anticipated future operations for fiscal year 2009. Financial forecasts also were provided by D&E Communications management to D&E Communications’ financial advisor. D&E Communications has included below a subset of these internal financial forecasts to give its shareholders access to certain non-public information because such information was furnished to third parties and was considered by the board of directors of D&E Communications for purposes of evaluating the merger. The summary of these internal financial forecasts is not being included in this document to influence your decision whether to vote for the merger.

This prospective financial information was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The prospective financial information included in this Form S-4 has been prepared by, and is the responsibility of, D&E Communications management. PricewaterhouseCoopers LLP has neither examined, compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report related to D&E Communications incorporated by reference in this Form S-4 relates to D&E Communications’ historical financial information. It does not extend to the prospective financial information and should not be read to do so.

These internal financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of D&E Communications management. Important factors that may affect actual results and cause the internal financial forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to D&E Communications’ business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the regulatory environment, general business and economic conditions and other factors described under “Special Note Concerning Forward-Looking Statements” beginning on page 28. The internal financial forecasts also reflect assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially and adversely from those contained in these internal financial forecasts. Accordingly, there can be no assurance that the internal financial forecasts will be realized.

D&E Communications does not generally make public its internal financial forecasts and the inclusion of these internal financial forecasts in this document should not be regarded as an indication that any of D&E Communications, Windstream or their respective affiliates, advisors or representatives considered the internal financial forecasts to be necessarily predictive of actual future events, and the internal financial forecasts should not be relied upon as such. There can be no assurance that actual results will not differ from these internal financial forecasts, and no undertaking or obligation is made to update or otherwise revise or reconcile these internal financial forecasts to reflect circumstances existing after the date the internal financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the internal financial forecasts are shown to be in error. In light of the foregoing, and considering that the D&E Communications special meeting will be held months after the date the latest financial forecasts referenced above were prepared, as well as the uncertainties inherent in any forecasted information, shareholders are cautioned not to rely on the financial forecasts. This information constitutes “forward-looking statements” and actual results may differ materially and adversely from them. See “Special Note Concerning Forward-Looking Statements” on page 28.

D&E Communications Summary Internal Financial Forecast

(dollar amounts are in thousands; all amounts are approximate)

2009E
Revenue	$147,696
EBITDA (1)	$64,469
Percentage RLEC Access Line Loss (2)	4.0%
Capital Expenditures	$18,000

(1)	EBITDA defined as operating income plus depreciation and amortization.

(2)	Excludes CLEC access lines.

Windstream. Although D&E Communications undertook the due diligence investigation discussed in “Background of the Merger” and “Recommendation of the D&E Communications Board; D&E Communications’ Reasons for the Merger”, Windstream did not provide any non-public, internal financial forecasts to D&E Communications or its financial advisor in connection with entering into the merger agreement or otherwise.

Material United States Federal Income Tax Consequences

The following discussion summarizes the material U.S. federal income tax considerations of the merger to United States holders of D&E Communications common stock. This summary is based on the Code, its legislative history, applicable U.S. Treasury regulations, judicial authority, published positions of the Internal Revenue Service and other applicable authorities, all as in effect as of the date of this proxy statement/prospectus, all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary does not purport to be a complete discussion of all U.S. federal income tax consequences of the merger. It is limited to United States holders who hold D&E Communications shares as capital assets for U.S. federal income tax purposes (generally, assets held for investment). The discussion below does not address any state, local or foreign tax consequences of the merger and does not address the tax consequences of the merger under United States federal tax law other than income tax law. In addition, this discussion may not apply, in whole or in part, to particular shareholders in light of their individual circumstances or to shareholders who are subject to special rules, such as:

•

individuals who hold options in respect of the common stock of D&E Communications or who have acquired the common stock of D&E Communications under a compensatory or other employment-related arrangement;

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions or broker-dealers;

•	expatriates;

•	persons that have a functional currency other than the United States dollar;

•	persons who are non-United States holders (as defined below);

•	traders in securities that elect to mark-to-market;

•	S corporations or other pass-through entities; and

•	persons who hold the common stock of D&E Communications as part of a hedge, straddle or conversion transaction.

For purposes of this discussion, the term “United States holder” means:

•	a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation created or organized under the laws of the United States or any of its political subdivisions;

•

a trust that (i) is subject to the supervision of a court within the United States and the control of one or more United States persons or (ii) has validly elected under United States Treasury regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

The term “non-United States holder” means a holder other than a United States holder and other than an entity taxable as a partnership for U.S. federal income tax purposes. If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds D&E Communications common stock, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding D&E Communications common stock are urged to consult their tax advisors.

This summary is not a substitute for an individual analysis of the tax consequences of the merger to you. Shareholders of D&E Communications are urged to consult their tax advisors as to the particular tax consequences of the merger to them, including the applicability and effect of any U.S. federal, state, local or foreign laws, and the effect of possible changes in applicable tax laws.

General. It is a condition to closing of the merger that Windstream receive an opinion of its counsel, Kutak Rock LLP, and that D&E Communications receive an opinion of its counsel, Barley Snyder LLC, in each case dated as of the effective date of the merger, to the effect that for U.S. federal income tax purposes the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and each of Windstream, Merger Sub and D&E Communications will be treated as a party to the reorganization within the meaning of Section 368(b) of the Code. The opinions of counsel will assume (1) that the statements and facts concerning the merger set forth in the merger agreement and described in this proxy statement/prospectus are true, correct and complete, (2) that the merger will be consummated in the manner contemplated by, and in accordance with the terms set forth in, the merger agreement and described in this proxy statement/prospectus, and (3) certain customary factual assumptions, including assumptions regarding the absence of changes in existing facts. In addition, the tax opinions will be based on representations and covenants made in representation letters provided by Windstream and D&E Communications and will assume that these representations are true, correct and complete without regard to any knowledge limitation, and that these covenants will be complied with. If any of these assumptions or representations is inaccurate in any way, or the covenants are not complied with, the tax consequences of the merger could differ from those described here. The opinions of counsel to be delivered in connection with the merger represent the best legal judgment of counsel to Windstream and counsel to D&E Communications and are not binding on the Internal Revenue Service or the courts. Neither Windstream nor D&E Communications has requested nor will request a ruling from the Internal Revenue Service as to the tax consequences of the merger, and there can be no assurance that the Internal Revenue Service will agree with the conclusions in the above-described opinions or in the discussion below.

Tax Consequences of the Merger to United States Holders of Common Stock of D&E Communications. Based on the opinions (and assumptions) set forth above, United States holders of D&E Communications will recognize neither gain nor loss with respect to the stock portion of the merger consideration, while with respect to the cash portion of the merger consideration, United States holders of D&E Communications generally will recognize gain (but not loss) in an amount equal to the lesser of:

•	the amount of cash received pursuant to the merger (excluding any cash received in lieu of fractional shares of Windstream); and

•

the amount, if any, by which the sum of the cash and the fair market value of the shares of Windstream (as of the effective time of the merger) received pursuant to the merger for the D&E Communications shares exceeds the adjusted tax basis of the United States holder in these shares of D&E Communications.

Gain or loss for purposes of determining the recognized gain, if any, generally must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares.

Gain recognized upon the exchange generally will be capital gain, unless the receipt of cash by a United States holder has the effect of a distribution of a dividend, in which case the gain will be treated as dividend income to the extent of the United States holder’s ratable share of the accumulated earnings and profits for D&E Communications, as calculated for U.S. federal income tax purposes. In general, the determination as to whether the receipt of cash has the effect of a distribution of a dividend depends upon whether and to what extent the transactions related to the merger will be deemed to reduce the percentage ownership of a United States holder in D&E Communications following the merger. For purposes of that determination, a United States holder will be treated as if he or she first exchanged all of the common stock of D&E Communications held by the United States holder solely for common stock of Windstream, and then a portion of that common stock of Windstream was immediately redeemed by Windstream for the cash that the United States holder actually received in the merger. The Internal Revenue Service has indicated that a reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely-held corporation and that exercises no control over corporate affairs would result in capital gain (as opposed to dividend) treatment. In determining whether or not the receipt of cash has the effect of a distribution of a dividend, certain constructive ownership rules must be taken into account. Any recognized capital gain will be long-term capital gain if the United States holder has held the shares of D&E Communications for more than one year.

If a United States holder receives cash in lieu of a fractional share of common stock of Windstream, subject to the discussion above regarding possible dividend treatment, he or she generally will recognize capital gain or loss equal to the difference between the cash received in lieu of this fractional share and the portion of his or her adjusted tax basis in shares of D&E Communications surrendered that is allocable to this fractional share. The capital gain or loss will be long-term capital gain or loss if the holding period for shares of D&E Communications exchanged for cash in lieu of the fractional share of common stock of Windstream is more than one year as of the date of the merger.

A United States holder will have an aggregate tax basis in shares of common stock of Windstream received in the merger equal to the aggregate adjusted tax basis in shares of common stock of D&E Communications surrendered in the merger, increased by the amount of gain (including any portion of this gain that is treated as a dividend as described above) recognized by him or her in the exchange (but not by any gain recognized upon the receipt of cash in lieu of a fractional share of the common stock of Windstream pursuant to the merger), and reduced by:

•

the portion of his or her adjusted tax basis in those shares of common stock of D&E Communications that is allocable to a fractional share of the common stock of Windstream for which cash is received; and

•	the amount of cash received by him or her for shares of common stock of D&E Communications in the merger.

The holding period of the shares of common stock of Windstream received by a United States holder of D&E Communications pursuant to the merger will include the holding period of shares of common stock of D&E Communications surrendered in exchange for the shares of common stock of Windstream, if these shares of common stock of D&E Communications are held as capital assets as of the effective time of the merger.

United States holders who hold shares of D&E Communications with differing bases or holding periods are urged to consult their tax advisors with regard to identifying the bases or holding periods of the particular shares of common stock of Windstream received in the merger.

If the merger is not treated as a “reorganization” within the meaning of Section 368(a) of the Code, then each United States holder would recognize gain or loss equal to the sum of the fair market value of shares of common stock of Windstream and the amount of cash received in the merger (including cash received in lieu of fractional shares of the common stock of Windstream) less his or her tax basis in the shares of the common stock of D&E Communications surrendered in the merger. Further, if the merger is not treated as a “reorganization” within the meaning of Section 368(a) of the Code, D&E Communications would be subject to tax on the deemed sale of its assets to Merger Sub, with gain or loss for this purpose measured by the difference between D&E Communications’ tax basis in its assets and the fair market value of the consideration deemed to be received therefor, or in other words, the cash and shares of common stock of Windstream.

Backup Withholding; Information Reporting. The cash payments in the merger may be subject to “backup withholding” for U.S. federal income tax purposes unless certain requirements are met. Payments will not be subject to backup withholding if the holder (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (2) provides Windstream or the third-party paying agent, as appropriate, with the holder’s correct taxpayer identification number and completes a form in which the holder certifies that the holder is not subject to backup withholding. The taxpayer identification number of a United States holder who is an individual is his or her Social Security number. Any amount paid as backup withholding will be credited against the holder’s U.S. federal income tax liability provided the holder furnishes the required information to the Internal Revenue Service. Holders must also comply with the information reporting requirements of the Treasury regulations under the tax-free reorganization provisions of the Code. Appropriate documentation for the foregoing purposes will be provided to holders by the exchange agent and must be completed, signed and returned to the exchange agent.

Tax matters are very complicated, and the tax consequences of the merger to a particular shareholder of D&E Communications will depend on that shareholder’s own tax situation. D&E Communications shareholders are urged to consult their tax advisors regarding the specific tax consequences of the merger, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws.

Regulatory/Third Party Matters

Federal Communications Commission. In order to obtain required FCC approvals, D&E Communications, each of D&E Communications’ subsidiaries that holds authorizations from the FCC that need to be transferred, and Windstream are required to file applications with the FCC seeking approval of the transfer of control to Windstream of the FCC licenses and authorizations held by D&E Communications and its subsidiaries. On May 22, 2009, D&E Communications and Windstream jointly filed such applications seeking the requisite FCC approvals. On July 31, 2009, D&E Communications and Windstream received the FCC’s approval of the merger.

Pennsylvania Public Utilities Commission. The consent or approval of the Pennsylvania PUC will be required to be obtained prior to the effective time of the merger. Pursuant to the merger agreement, on May 21, 2009, Windstream and D&E Communications filed the applications required for the transfer of control of the relevant franchises, licenses and similar instruments issued under the rules and regulations of the Pennsylvania PUC.

Antitrust Authorities. As a condition to the merger, the HSR Act requires D&E Communications and Windstream to observe the HSR Act’s notification and waiting period. The HSR Act provides for an initial 30-calendar-day waiting period following the necessary filings by the parties to the merger which were completed on June 1, 2009 by the filing of notification and report forms with the DOJ and the FTC. On June 5, 2009, the FTC granted early termination of the waiting period under the HSR Act.

Cable and Video Franchises. As a condition to Windstream’s obligation to close the transaction, the consent or approval of the Boroughs of Mifflinburg, Hartleton, Lewisburg, Hartley and West Chillisquaque, Pennsylvania to transfer certain cable and video franchise licenses from D&E Communications to Windstream prior to the effective time must be obtained.

Commitment to Obtain Approvals. D&E Communications and Windstream have agreed to use all reasonable best efforts to obtain all consents and approvals of any governmental entity or third party required in connection with the merger. Any regulator could object to the merger and/or impose conditions or restrictions on their approvals that are materially adverse to Windstream and D&E Communications. Under the terms of the merger agreement, D&E Communications and Windstream are obligated to take any and all steps necessary to avoid or eliminate any impediments under any applicable law that may be asserted by any governmental entity with respect to the merger so as to enable the closing to occur, including, proposing, negotiating or effecting any consent decree or authorization with respect to the divestiture or disposition of any of its or its subsidiaries’ assets or businesses. However, Windstream is not required to, and, D&E Communications is not permitted to agree to any such consents or authorizations that would have or would reasonably be expected to have a material adverse effect on Windstream or D&E Communications or would prevent Windstream from consummating the transactions contemplated by the merger agreement.

Windstream Stock Exchange Listing

Windstream has agreed to use its commercially reasonable efforts to cause the shares of Windstream common stock to be issued pursuant to the merger to be authorized for listing on the NYSE before completion of the merger. The trading symbol for Windstream common stock is “WIN.”

Delisting and Deregistration of D&E Communications Common Stock

If the merger is completed, shares of D&E Communications common stock will be delisted from The NASDAQ Global Select Market and deregistered under the Securities Exchange Act of 1934, as amended. Consequently, following completion of the merger, D&E Communications shareholders will no longer be able to trade shares of D&E Communications common stock on The NASDAQ Global Select Market or on any other exchange.

THE MERGER AGREEMENT

The following is a summary of selected material provisions of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, which is incorporated by reference in its entirety and attached to this proxy statement/prospectus as Annex A. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this document. D&E Communications shareholders are urged to read the merger agreement carefully and in its entirety as well as this document before making any decisions regarding the merger.

In reviewing the merger agreement, please remember that it is included to provide you with information regarding its terms and is not intended to provide any other factual information about Windstream or D&E Communications. The merger agreement contains representations and warranties by each of the parties to the merger agreement. These representations and warranties have been made solely for the benefit of the other parties to the merger agreement and (i) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate, (ii) have been qualified by certain disclosures that were made to the other party in connection with the negotiation of the merger agreement, which disclosures are not reflected in the merger agreement and (iii) may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors.

Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this document and in the documents incorporated by reference into this document. See “Where You Can Find More Information” on page 96.

Form of the Merger

If the holders of D&E Communications common stock approve and adopt the merger agreement and all other conditions to the merger are satisfied or waived, D&E Communications will be merged with and into Merger Sub, a newly formed and wholly-owned subsidiary of Windstream. Merger Sub will survive the merger as a direct, wholly-owned subsidiary of Windstream. Immediately following the merger, Merger Sub will change its name to “D&E Communications, Inc.” Windstream and D&E Communications anticipate that the closing of the merger will occur as promptly as practicable after the approval and adoption of the merger agreement by the D&E Communications shareholders at the special meeting and after the satisfaction or waiver of all other conditions described below under the heading “The Merger Agreement—Conditions to the Merger.”

Merger Consideration

At the effective time of the merger, each share of D&E Communications common stock (other than shares owned by D&E Communications, Windstream or Merger Sub) will be converted into the right to receive a combination of $5.00 in cash, without interest, and 0.650 shares of Windstream common stock. For information regarding the treatment of stock options and restricted shares, see “The Merger Agreement— Restricted Stock and Stock Options.”

Explanation of Potential Adjustment to Merger Consideration

The amount and form of the merger consideration will be adjusted in the event that before the completion of the merger any change in the outstanding shares of capital stock of Windstream or D&E Communications occurs as a result of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event. However, there will be no adjustment to the merger consideration as a result of an exchange or issuance of Windstream’s common stock which occurs in connection with an acquisition or merger by Windstream in which Windstream continues as the surviving entity.

Conversion of Shares; Exchange Agent; Procedures for Exchange of Certificates; Fractional Shares

At the effective time of the merger, each outstanding share of D&E Communications common stock (other than shares held by Windstream or Merger Sub) will automatically convert into the right to receive the merger consideration. At or prior to the effective time of the merger, Windstream will cause the merger consideration to be provided to the exchange agent. Windstream has appointed Computershare Investor Services, LLC, to act as exchange agent for the merger.

The merger agreement provides that as promptly as practicable after the effective time of the merger, the exchange agent will mail a letter of transmittal to each holder of record of shares of the common stock of D&E Communications. The letter of transmittal will contain instructions on how to surrender shares of D&E Communications common stock in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

After receiving the letter of transmittal, each holder of certificates formerly representing shares of D&E Communications common stock will be able to surrender the certificates to the exchange agent and receive the merger consideration and cash in lieu of fractional shares.

After the effective time of the merger, each certificate that previously represented shares of D&E Communications common stock (other than certificates held by Windstream or Merger Sub) will represent only the right to receive the merger consideration. Windstream will not issue any fractional shares of Windstream common stock to any D&E Communications shareholder upon surrender of its certificates. Each holder of D&E Communications common stock who would have otherwise been entitled to receive a fraction of a share of Windstream common stock will receive cash in lieu of a fractional share of Windstream common stock. The amount of cash will be equal to the relevant fraction times the average of the per share closing bid and asked prices of Windstream common stock on the NYSE on each of the ten (10) consecutive trading days immediately preceding the date which is two (2) business days before the date of the effective time. In addition, no dividend or distribution of Windstream will relate to fractional share interests and the fractional share interest will not entitle the owner to vote or to any rights of a stockholder of Windstream.

Those certificates previously representing D&E Communications common stock may only be paid whole shares of Windstream common stock, dividends or other distributions payable on whole shares of Windstream common stock, and the cash consideration to be received pursuant to the merger (including any cash in lieu of any fractional shares) after surrender of those certificates to the exchange agent. No interest will be paid or will accrue on the cash payable upon surrender of those certificates.

If there is a transfer of ownership of D&E Communications common stock that is not registered in the transfer records of D&E Communications, exchange and payment may be made to the transferee if the certificate representing those shares of D&E Communications common stock is presented to the exchange agent, accompanied by all documents required to evidence and effect the transfer and to evidence that any applicable stock transfer and other taxes have been paid.

Shares of D&E Communications common stock owned by Windstream or Merger Sub will be cancelled in the merger without payment of any merger consideration.

Restricted Stock and Stock Options

Restricted Stock. At the effective time of the merger, each award of restricted stock granted pursuant to D&E Communications’ equity plans will vest and the holder will be entitled to receive the same merger consideration payable to other holders of D&E Communications common stock.

Stock Options. As of the effective time, each outstanding vested or unvested stock option of D&E Communications will either, at the election of the holder made not less than ten (10) business days prior to the effective time:

•

be exchanged for cash in an amount equal to the number of shares of D&E Communications common stock covered by such D&E Communications option multiplied by the excess, if any, of (i) $5.00 plus the average of the last reported sales price of Windstream common stock on the NYSE on each of the ten (10) consecutive trading days immediately preceding the date which is two (2) business days before the date of the effective time, multiplied by 0.650, over (ii) the exercise price per share of such D&E Communications option; or

•	will remain outstanding under such D&E Communications plan except that the holder of such D&E Communications option will be entitled to receive Windstream common stock upon exercise thereof.

Any such D&E Communications option that remains outstanding under the immediately preceding bullet point will be subject to the following terms:

•

the number of shares of Windstream common stock which may be acquired pursuant to such option will be equal to the product of the number of shares of D&E Communications common stock covered by such option multiplied by 1.2025; provided that any fractional share of Windstream common stock resulting from such multiplication will be rounded up to the nearest whole share;

•

the exercise price per share of Windstream common stock will be equal to the exercise price per share of D&E Communications common stock of such option, divided by 1.2025, provided that such exercise price will be rounded up to the nearest whole cent; and

•

the duration and other terms of such Windstream common stock option will be identical to the duration and other terms of such D&E Communications option (giving effect to the terms of D&E Communications stock option plans or such options providing for accelerated vesting as a result of the transactions contemplated by the merger agreement) and will remain exercisable until the stated expiration date of the corresponding D&E Communications option.

Because D&E Communications stock options that are not exchanged for cash convert only into shares of Windstream common stock, and not into cash and stock as with the actual merger consideration, the exchange ratio was converted from $5.00 and 0.650 Windstream shares to simply 1.2025 Windstream shares. This amount represents the total number of shares of Windstream common stock that would have been received by D&E Communications shareholders if the merger consideration consisted only of Windstream common stock but maintained the same value as the actual merger consideration, which is based on the $9.05 closing price for Windstream common stock on May 8, 2009.

Effective Time of the Merger

The merger will become effective at the time the articles of merger and the certificate of merger relating to the merger are filed with the Secretary of State of the Commonwealth of Pennsylvania and the Secretary of State of the State of Delaware, respectively, or such later time as is agreed upon by the parties and specified in the articles of merger and the certificate of merger. The filing of the articles of merger and the certificate of merger will take place only after the fulfillment or waiver of the conditions described below under the heading “The Merger Agreement—Conditions to the Merger.”

Management and Organizational Documents after the Merger

Management. The directors and the officers of Merger Sub immediately prior to the merger will become the initial directors and officers of the surviving company immediately following the merger. Each such individual will hold office in accordance with the by-laws of the surviving company.

Organizational Documents. The certificate of incorporation of Merger Sub immediately prior to the merger will be the certificate of incorporation of the surviving company immediately following the merger. The by-laws of Merger Sub immediately prior to the merger will be the by-laws of the surviving company immediately following the merger.

Representations and Warranties

The merger agreement contains a number of representations and warranties made by the parties to each other, including those regarding:

•	due organization, good standing and qualification;

•	capital structure;

•	authority to enter into the merger agreement and to consummate the transactions thereunder;

•	no conflicts with or violations of governance documents, contracts or laws;

•	accuracy of documents filed with the SEC and financial statements;

•	conduct of business in the ordinary course since January 1, 2009, and no events having occurred which would have a material adverse effect;

•	no litigation or investigations;

•	accuracy of information supplied in connection with this proxy statement/prospectus and the registration statement of which it is a part; and

•	finders’ or brokers’ fees.

In addition, D&E Communications made representations and warranties to Windstream as to:

•	tax matters;

•	employee benefit plan matters and other employment matters;

•	compliance with environmental laws;

•	intellectual property;

•	compliance with applicable laws;

•	required shareholder vote;

•	material contracts;

•	affiliate transactions;

•	possession of required licenses and regulatory approvals;

•	title and condition of assets;

•	state takeover statutes; and

•	the receipt of an opinion from its financial advisor.

Windstream also represented and warranted to D&E Communications as to:

•	no vote of Windstream stockholders is required in connection with the merger;

•	the interim operations of Merger Sub;

•	that it does not own any D&E Communications common stock; and

•	current dividend practice.

In addition, the merger agreement contains representations and warranties made by Merger Sub to D&E Communications regarding certain of the matters listed above.

Certain of D&E Communications’ representations and warranties are qualified as to materiality or “material adverse effect.” When used with respect to D&E Communications, “material adverse effect” means any change or effect that either individually or in the aggregate is or is reasonably expected to be materially adverse to the condition (financial and otherwise), results of operations, properties, assets (tangible and intangible), financial performance or business of D&E Communications and its subsidiaries, taken as a whole.

Changes, effects, events or occurrences or a particular state of facts will not be deemed a “material adverse effect” with respect to D&E Communications, if such changes, effects, events or occurrences or state of facts relate to:

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economic, financial market or geographical conditions in general, including changes in economic and financial markets and regulatory or political conditions whether resulting from acts of terrorism, war or otherwise, that do not have a materially disproportionate adverse effect on D&E Communications and its subsidiaries;

•	changes in law or applicable accounting regulations or principles or interpretations thereof, that do not have a materially disproportionate adverse effect on D&E Communications and its subsidiaries;

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the telecommunications industry as a whole that do not have a materially disproportionate adverse effect on D&E Communications and its subsidiaries, taken as a whole, relative to other participants in such industry;

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any change, in and of itself, in D&E Communications’ stock price or trading volume, or any failure, in and of itself, by D&E Communications to meet any internal or published projections, forecasts of revenue or earnings predictions, however, the facts giving rise or contributing to any such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a material adverse effect unless such facts are otherwise exempted under any of the three previous bullet points; or

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the impact on results of operations from any non-cash impairment charges required under GAAP (unless such impact results in a default under D&E Communications’ credit agreement that is not (i) properly cured, or (ii) waived by the lenders thereunder in exchange for immaterial consent fees, if any, to be paid by D&E Communications, its subsidiaries or the surviving company in the merger).

Certain of Windstream’s representations and warranties are qualified as to materiality or “material adverse effect.” When used with respect to Windstream, “material adverse effect” means any change or effect that either individually or in the aggregate is or is reasonably expected to be materially adverse to the condition (financial or otherwise), results of operations, properties, assets (tangible and intangible), financial performance or business of Windstream and its subsidiaries, taken as a whole.

Changes, effects, events or occurrences or a particular state of facts will not be deemed a “material adverse effect” with respect to Windstream, if such changes, effects, events or occurrences or state of facts relate to:

•

economic, financial market or geographical conditions in general, including changes in economic and financial markets and regulatory or political conditions whether resulting from acts of terrorism, war, or otherwise, that do not have a materially disproportionate adverse effect on Windstream and its subsidiaries;

•	changes in law or applicable accounting regulations or principles or interpretations thereof, that do not have a materially disproportionate adverse effect on Windstream and its subsidiaries;

•

the telecommunications industry as a whole that do not materially, disproportionately adversely affect Windstream and its subsidiaries, taken as a whole, relative to other participants in such industry; and

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any change, in and of itself, in Windstream’s stock price or trading volume, or any failure, in and of itself, by Windstream to meet any internal or published projections, forecasts of revenue or earnings predictions, however, the facts giving rise or contributing to any such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a material adverse effect unless such facts are otherwise exempted under any of the three previous bullet points.

Covenants

Conduct of Business Pending Merger. D&E Communications has agreed that until the effective time of the merger, unless Windstream otherwise consents in writing, it will, and will cause each of its subsidiaries to, conduct their respective businesses in the ordinary course of business and use commercially reasonable efforts to preserve intact their current business organizations, goodwill, rights and franchises and keep available the services of their officers and employees and preserve their relationships with customers, suppliers and other persons with whom they have business relations.

In addition, D&E Communications has agreed that until the merger is completed, D&E Communications and its subsidiaries will not take the actions listed in the merger agreement, which include the following actions, without Windstream’s prior written consent, except under limited circumstances specified in the merger agreement:

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issue, sell, pledge, dispose or encumber its capital stock, or other ownership interests, or any securities or rights convertible into or exchangeable for any such shares or ownership interests or permit or authorize any of the above, other than in connection with the exercise of stock options that were outstanding on May 10, 2009;

•

redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire its or its subsidiaries capital stock, or any securities convertible into or exercisable for any shares of its or its subsidiaries capital stock;

•	split, combine or reclassify any of its or its subsidiaries capital stock;

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declare, set aside for payment or pay any dividend, or make any other actual or deemed distribution in respect of its or its subsidiaries capital stock on, or make any distribution in respect of any of its or its subsidiaries capital stock, or any other payments to its or any of its shareholders in such capacity or permit any subsidiary that is not wholly-owned to authorize or pay any such dividends or make any such distributions to it; provided, that, it may make regular quarterly cash dividends in an amount not exceeding $0.125 per share of its common stock;

•	adopt a plan of complete or partial liquidation, dissolution, merger or other reorganization of it or any of its subsidiaries;

•	amend its articles of incorporation or by-laws or alter through merger, liquidation or in any other fashion the corporate structure or ownership of any of its subsidiaries;

•	make any material acquisition or any material disposition of assets or securities of any business organization;

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make capital expenditures that are not consistent in timing and amount with past practice, incur any indebtedness or guarantee any such indebtedness or make any loans, advances or capital contributions to, or investments in, any other person, other than to it or any of its subsidiaries;

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pay or agree to pay any pension, retirement allowance or other employee benefit not required or contemplated by any of its existing benefit, severance, termination, pension or employment plans or agreements, as in effect on May 10, 2009, to any of its directors or officers, whether past or present;

•	enter into any new or materially amend any existing employment or severance or termination agreement with any of its current or former directors or officers;

•	grant any increases in the compensation of any of its directors or officers, except in the ordinary course of business;

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increase or commit to increase the compensation of any of its or its subsidiaries’ employees (other than officers and directors), or pay or commit to pay any bonus, profit sharing or other similar payment to such persons, in each case other than (i) merit increases consistent with its past practice prior to fiscal year 2009 (in terms of frequency, timing and amount) or (ii) with respect to employees other than officers and directors, isolated merit salary increases or bonuses not in the context of any broad-based plan or program;

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grant or commit to grant to any of its or any of its subsidiaries’ employees, officers, shareholders, directors, consultants or agents any new or modified severance, change of control, termination, retention or similar arrangement or increase or accelerate any benefits payable under its severance, retention or termination pay policies in effect on May 10, 2009;

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except in the ordinary course of business consistent with past practice or as may be required to comply with applicable laws, become obligated under any new pension plan, welfare plan, multiemployer plan, employee benefit plan, severance plan, benefit arrangement, or similar plan or arrangement, which was not in existence on May 10, 2009, or amend any such plan or arrangement in existence on May 10, 2009, if such amendment would have the effect of materially enhancing any benefits thereunder;

•	make any material tax election, change any material tax election already made, file any amended tax returns or settle or compromise any material federal, state, local or foreign income tax liability;

•	make any change in its accounting principles or methods except insofar as may be required by a change in GAAP or change its or any of its subsidiaries’ independent public accountants;

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(i) pay, discharge or satisfy any material claims (including claims of shareholders), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), except for the payment, discharge or satisfaction of liabilities or obligations in the ordinary course of business consistent with past practice or in accordance with their terms as in effect on May 10, 2009, or (ii) waive, release, grant, or transfer any rights of material value or modify or change in any material respect any existing material license, lease, contract or other document, other than in the ordinary course of business consistent with past practice;

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enter into or amend any collective bargaining agreement or other agreement with any labor organization, union or association outside the ordinary course of business consistent with past practice and in consultation with Windstream;

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settle or compromise any litigation other than settlements or compromises of litigation where the settlement is limited solely to monetary payment and the release of claims and the amount paid (after giving effect to insurance proceeds actually received) in settlement or compromise does not exceed $250,000, provided that the aggregate amount paid in connection with the settlement or compromise of all such litigation matters will not exceed $500,000;

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(i) other than in the ordinary course of business consistent with past practice or as expressly permitted by the merger agreement, terminate, renew, amend or modify in any material respect, or fail to enforce any material provision of, any of its material contracts or (ii) enter into any material contract not in the ordinary course of business consistent with past practice and not terminable by it or any of its subsidiaries party thereto without penalty on notice of ninety (90) days or less;

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except as required in connection with the transactions contemplated by the merger agreement, take any action that will create a requirement to make a filing, registration or application with, or seek the waiver, consent or approval of, the FCC, the Pennsylvania PUC or any other state public service or public utilities commission or any other government entity other than in the ordinary course of business consistent with past practice or in response to filings initiated by such government entities or other parties, or discontinue or withdraw any authorized service or voluntarily relinquish any material license or institute any proceeding with respect to, or otherwise materially change, amend, or supplement any of its tariffs on file with the FCC, the Pennsylvania PUC or any other state public service or public utilities commission, except as required by applicable law;

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effectuate a “plant closing” or “mass layoff,” as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988 (“WARN”), affecting in whole or in part any site of employment, facility, operating unit or employee of it or any of its subsidiaries, without notifying Windstream in advance and without complying with the notice requirements and other provisions of WARN;

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enter into any agreement, contract or binding commitment with a video content provider requiring fixed payments after May 10, 2009 under any such agreement exceeding $250,000 per year or which is not terminable without penalty upon less than twelve (12) months’ notice;

•	take any action or fail to take any action which could reasonably be expected to result in a breach of any representation warranty or covenant contained within the merger agreement;

•	except as otherwise provided in the merger agreement, make or agree to make a cash contribution to any pension plan maintained by it or any of its subsidiaries;

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enter into, amend or modify any hedge, collar, option, swap, forward, future or derivative transaction or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions in each case other than in the ordinary course of business consistent with past practice and in consultation with Windstream; or

•	authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

Windstream has agreed that until the merger is completed, Windstream will not take certain actions listed in the merger agreement, which include the following actions, without D&E Communications’ prior written consent, except under limited circumstances specified in the merger agreement:

•	adopt any amendments to its certificate of incorporation or by-laws which would have the effect of altering the terms of Windstream common stock;

•	adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

•	adopt any amendments to its by-laws or otherwise alter its capital structure (except as required by law or in order to increase the number of shares of its common stock);

•	authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any agreement to do any of the foregoing; or

•	take or fail to take any action which could reasonably be expected to result in a material breach of any material representation, warranty or covenant made by it under the merger agreement.

No Solicitation. The merger agreement precludes D&E Communications, its subsidiaries, officers, directors, employees, investment bankers, legal counsel or other advisor or other representatives from directly or indirectly:

•	soliciting, initiating, knowingly encouraging or facilitating a competing transaction;

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engaging in negotiations or discussions concerning, or providing any non-public information to any person relating to, or taking any other action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, a competing transaction;

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entering into any agreement, arrangement or understanding contemplating or relating to a competing transaction or requiring D&E Communications to abandon, terminate or fail to consummate the merger; or

•	waiving, amending, modifying or granting any release under any standstill or similar agreement or confidentiality agreement relating to a competing transaction.

However, prior to the adoption by D&E Communications shareholders of the merger agreement, D&E Communications board of directors may furnish non-public information to, or enter into discussions or negotiations with, any person regarding a bona fide written competing transaction, if:

•

the board of directors of D&E Communications determines in good faith, after consultation with D&E Communications’ outside legal advisors and financial advisors, that such acquisition proposal is, or is reasonably likely to lead to, a superior competing transaction and, after consultation with D&E Communications’ outside legal advisors, that it is required to do so in order for it to comply with its fiduciary obligations to D&E Communications shareholders;

•

prior to taking these actions, D&E Communications receives an executed confidentiality agreement from the person with terms as to confidentiality no less favorable in all material respects than those contained in the confidentiality agreement between Windstream and D&E Communications; and

•	such competing transaction was not solicited after May 10, 2009 and was made after May 10, 2009 and did not result from a breach of the merger agreement.

D&E Communications board of directors also may respond to any tender offer that may be made in order to comply with the requirements of Rule 14e-2(a) or Rule 14d-9 under the Securities Exchange Act of 1934 and make any disclosure to its shareholders if, in each case, in the good faith judgment of the board of directors, with the advice of outside counsel, making such disclosure to D&E Communications shareholders is required under applicable law.

D&E Communications is also required to notify Windstream in writing promptly after receipt of any competing transaction or any request for material nonpublic information or access to its properties, books or records by any person related to or that could reasonably be expected to lead to a competing transaction. The notice must detail the identity of the offeror and the material terms and conditions of the proposal. D&E Communications must also keep Windstream informed in all material respects of the status and details of any competing transaction. D&E Communications has also agreed to notify Windstream of any determination by D&E Communications board of directors that a superior competing transaction has been made.

“Competing transaction” is defined in the merger agreement as any proposal or offer made by any person, for:

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the acquisition by any person of assets or businesses that constitute fifteen percent (15%) or more of either the revenues, net income or assets of D&E Communications and its subsidiaries, taken as a whole;

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the acquisition by any person of fifteen percent (15%) or more of the outstanding shares of D&E Communications common stock or any if its subsidiaries whose assets, individually or in the aggregate, constitute more than fifteen percent (15%) of the consolidated assets of D&E Communications; or

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any other substantially similar transaction or series of related transactions that would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated by the merger agreement.

“Superior competing transaction” is defined in the merger agreement as a bona fide, written proposal or offer for a competing transaction made by a third person, which D&E Communications board of directors determines in good faith (after consultation with D&E Communications’ outside legal counsel and financial advisor) may reasonably be likely to result in a transaction that, if consummated, would result in such third party (or its shareholders) owning, directly or indirectly, more than 50% of the shares of D&E Communications common stock or all or substantially all the assets of D&E Communications on terms more favorable to the shareholders of D&E Communications from a financial point of view than a merger with Windstream.

Change of Recommendation. D&E Communications board of directors may not (i) withdraw or publicly propose or resolve to modify or withdraw its recommendation that the shareholders of D&E Communications adopt the merger agreement, (ii) adopt or recommend, or propose publicly to adopt or recommend any competing transaction, (iii) adopt or recommend, or propose publicly to adopt or recommend any agreement, arrangement or understanding constituting or relating to, or that is intended to or could reasonably expected to lead to, a competing transaction or (iv) terminate the merger agreement, except in the case where each of the following is satisfied:

•	the shareholders of D&E Communications have not yet adopted the merger agreement;

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D&E Communications receives an unsolicited competing transaction that the board of directors reasonably determines (after consultation with D&E Communications’ outside counsel and financial advisors) constitutes a superior competing transaction and was made after May 10, 2009 and not withdrawn;

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the board of directors determines in good faith (after taking into account advice of outside counsel) that, in light of such superior competing transaction, that withdrawing its recommendation or terminating the merger agreement is required in order for the board of directors to comply with its fiduciary obligations to D&E Communications shareholders under applicable law;

•	such acquisition proposal was not solicited, initiated, knowingly encouraged or facilitated after May 10, 2009 in breach of, and did not otherwise result from a breach of, the merger agreement;

•	D&E Communications board of directors has notified Windstream in writing of the determination described above; and

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at least five (5) business days following receipt by Windstream of the notice has elapsed and taking into account any revised proposal by such offeror, the board of directors of D&E Communications maintains its determination described above.

Proxy Material; Registration Statement. Windstream and D&E Communications agreed to prepare this proxy statement/prospectus and the registration statement on Form S-4 of which it is a part, and to file them with the SEC and use all reasonable efforts to have the proxy statement cleared by the SEC and the registration statement declared effective by the SEC. This proxy statement/prospectus and the registration statement will (subject to certain exceptions) include the recommendation of D&E Communications board of directors that D&E Communications shareholders approve and adopt the merger agreement. Windstream is also required to take all necessary actions as may be required under state “blue sky” or securities laws and is required to file listing applications covering the shares of Windstream common stock to be issued in the merger with the NYSE.

D&E Communications was required under the terms of the merger agreement to mail this proxy statement/prospectus to its shareholders as promptly as practicable after the registration statement was declared effective. The merger agreement also requires D&E Communications to call and hold a meeting of its shareholders as promptly as practicable following the effectiveness of the registration statement and mailing of the proxy statement in order to obtain the approval of D&E Communications shareholders. Additionally, subject to certain limitations and certain fiduciary duty considerations, D&E Communications has agreed to recommend that D&E Communications shareholders vote in favor of approval and adoption of the merger agreement and take all reasonable and lawful action to solicit and obtain such approval and adoption. Except as described above under “—Covenants; Change of Recommendation”, D&E Communications board of directors may not withdraw or modify, in a manner adverse to Windstream, the recommendation of its board of directors that D&E Communications shareholders approve and adopt the merger agreement.

The merger agreement also provides that, to the extent permitted by applicable law, the obligation of D&E Communications to hold a meeting of its shareholders to approve and adopt the merger agreement will not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any competing transaction (whether or not it is a superior competing transaction), or by any change, withholding or withdrawal of D&E Communications board’s recommendation that D&E Communications shareholders approve the merger agreement.

Filings; Other Actions. Both Windstream and D&E Communications will take all actions, and do and assist and cooperate in doing all things necessary, proper or advisable to consummate and make effective the merger, including, without limitation, obtaining all necessary actions or non-actions, waivers, consents, approvals, permits and authorizations, and making of all necessary registrations and filings (including, without limitation, filings pursuant to the HSR Act and any other submissions requested by the FCC, the Pennsylvania PUC, the Federal Trade Commission or Department of Justice). Windstream and D&E Communications are to use all reasonable efforts to resolve any objections or challenges from any regulatory authorities; provided, that, Windstream will not be required to, nor will D&E Communications be permitted to, agree to any term, condition or restriction or to amend any of D&E Communications’ licenses in order to obtain any such regulatory approvals if such term, condition or restriction or amendment (i) would have or would reasonably be expected to have a material adverse effect on Windstream or D&E Communications or (ii) would prevent Windstream from consummating the merger on the material terms set forth in the merger agreement.

Windstream will have primary responsibility, with the assistance and cooperation of D&E Communications, for obtaining all authorizations, consents, orders and approvals with respect to the material licenses held by D&E Communications. D&E Communications and Windstream will have joint responsibility with respect to the joint applications required for the transfer of control of such licenses. The parties have also agreed to respond as promptly as practicable to any additional requests for information received from the FCC, the Pennsylvania PUC and any other governmental entity in connection with the transfer of such licenses.

D&E Communications has also agreed to take all steps required in order to effect the mergers, effective immediately after the effective time, of the following of its subsidiaries: (i) Conestoga Management Services, Inc. with and into its parent Conestoga Telephone and Telegraph Company, (ii) D&E Management Services, Inc. with and into its parent Denver and Ephrata Telephone and Telegraph Company, and (iii) Buffalo Valley Management Services, Inc. with and into its parent Buffalo Valley Telephone Company.

Access to Information. The merger agreement requires D&E Communications to provide Windstream reasonable access to its properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of federal or state securities laws and to promptly furnish to one another additional financial and operating data and other information as reasonably requested. Any such information received by either party will be treated in accordance with a confidentiality agreement executed between Windstream and D&E Communications.

Publicity. Both Windstream and D&E Communications will, subject to certain exceptions, consult with each other and will mutually agree upon any press release or public announcement pertaining to the merger before the issuance of such press release or public announcement.

Directors’ and Officers’ Insurance; Indemnification. Under the terms of the merger agreement, Windstream and Merger Sub have agreed that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the effective time as provided in D&E Communications’ articles of incorporation or by-laws, or in any agreement, in favor of persons who are or were directors, officers or employees of D&E Communications or its subsidiaries, will survive for a period of six (6) years following the merger and Windstream and Merger Sub will maintain these current provisions regarding indemnification in effect for six (6) years. Windstream and Merger Sub also agreed that for a period of six (6) years following the merger, Windstream and Merger Sub will indemnify the current and former directors, officers or employees of D&E Communications to the fullest extent permitted by applicable law. The merger agreement further requires that, for six (6) years following the effective time, subject to certain limitations, Windstream and Merger Sub will maintain coverage under the existing directors’ and officers’ liability insurance policy and fiduciary insurance policies with an amount of coverage not less than 100% of the amount of existing coverage, or policies that are no less favorable to the indemnified parties, with respect to claims arising from facts or events that occurred on or before the effective time, except that for any policy year, neither Windstream nor Merger Sub will be required to pay more than $400,000 for the annual premium of such insurance policies.

Employees. For a period of one (1) year following the effective time of the merger, Windstream has agreed to:

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provide to all D&E Communications employees who continue in employment with the surviving company base salaries and bonus opportunities that are not less favorable in the aggregate than those provided to D&E Communications employees before the effective time and benefits, perquisites and other terms and conditions of employment that are not materially less favorable in the aggregate than the benefits, perquisites and other terms and conditions of similarly situated Windstream employees;

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pay employees who continue in employment with the surviving company all accrued and unused but unpaid vacation accrued through the effective time and provide, as soon as administratively possible following the effective time, employee benefit plans and arrangements (other than base salary and bonus opportunities, but including 401(k), welfare programs, pension, medical, dental, vision and paid time off policies) that are no less favorable in the aggregate than those provided to similarly situated employees of Windstream;

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pay employees who continue in employment with the surviving company for payments under the D&E Communications’ STIP an amount with respect to such employee’s award under such plan for 2009 and the fiscal year of D&E Communications in which the closing occurs that is no less than the (i) greater of the actual award level achieved under the plan or (ii) the target level under the plan; and

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let employees who continue in employment with the surviving company have the use of amounts, if any, in the flexible spending accounts held by D&E Communications in accordance with the terms of such accounts.

For purposes of vesting, eligibility and level of benefits, each D&E Communications employee will be credited with his or her years of service with D&E Communications and its subsidiaries before the effective time, to the same extent as D&E Communications employee was entitled, before the effective time, to credit for such service.

If, within one (1) year of the closing date, Windstream terminates the employment (other than as a result of unsatisfactory performance of their respective duties) of any person who was an officer or employee of D&E Communications and not subject to a collective bargaining agreement on the effective time, Windstream will:

•	give sixty (60) days’ written notice to any such employee terminated within the first six (6) months following the effective time;

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pay severance benefits to any such employee in an amount equal to the greater of (i) four weeks’ salary plus one week’s salary for each year of service with D&E Communications or any of its subsidiaries, up to a maximum of 26 weeks’ salary or (ii) two weeks salary for each year of service with D&E Communications or any of its subsidiaries, up to a maximum of 26 weeks’ salary; provided that officers entitled to severance benefits pursuant to employment or other agreements with D&E Communications are not entitled to these severance benefits;

•	pay all accrued and unused but unpaid vacation of such officer or employee;

•

pay any such officer or employee an amount with respect to such officer or employee’s award under the STIP for 2009 and a pro-rated amount for the fiscal year of D&E Communications in which the closing occurs; and

•	allow any such officer or employee to use amounts, if any, in the flexible spending accounts held by D&E Communications in accordance with the terms of such accounts and applicable laws.

Prior to closing, D&E Communications will amend its pension and 401(k) plans such that immediately prior to or at the effective time of the merger, employees with less than five (5) years of service with D&E Communications will be 100% vested in their pension and 401(k) benefits.

Tax Matters. Both Windstream and D&E Communications are required to use all reasonable efforts to cause the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code and neither party may permit, take or cause to be taken any action that would result in the merger failing to qualify as such a reorganization. Windstream and D&E Communications are also required to cooperate with each other to obtain written opinions from their respective legal counsel to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.

Termination of D&E Communications’ Employee Stock Purchase Plan and Dividend Reinvestment. D&E Communications has agreed not to commence any new offering periods under its employee stock purchase plan on or after the date the Pennsylvania PUC issues its consent to the merger, and following May 10, 2009, it has agreed not to permit any participant to increase his/her participating interest in the plan. D&E Communications will terminate the employee stock purchase plan and its dividend reinvestment plan at the effective time.

Telephone Company Preferred Stock. Contemporaneously with the effective time, D&E Communications has agreed to exercise its right to redeem all outstanding shares of preferred stock of Denver and Ephrata Telephone Company, Series A 4 1/2%, par value $100 cumulative, such that no shares of such stock will be outstanding as of the effective time.

Certain Notices. Each of Windstream and D&E Communications are required to notify the other party if any representation or warranty made by it in the merger agreement becomes untrue or inaccurate or the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the merger agreement.

D&E Communications Dividends. From July 1, 2009, to the earlier of either the effective time or the date the merger agreement is terminated, D&E Communications has agreed to exercise commercially reasonable efforts to cause the record dates for its regular quarterly cash dividends and payment dates upon which its regular quarterly cash dividends are paid, to correspond to the record dates upon which regular quarterly cash dividends are paid by Windstream. D&E Communications will also assure that its shareholders will be entitled to either a dividend on shares of D&E Communications common stock or shares of Windstream common stock, but not both, with regard to the calendar quarter in which the closing occurs.

D&E Communications’ 10b5-1 Plan. D&E Communications agreed to terminate, prior to 8:30 am eastern time, on May 11, 2009 any 10b5-1 trading plan or similar open market stock repurchase program it had in effect as of May 10, 2009.

Windstream Consulting Agreements. If Windstream and each of James W. Morozzi, Thomas Morell and Albert Kramer cannot agree to mutually acceptable terms of continuing employment, Windstream agreed to enter into consulting agreements with Messrs. Morozzi, Morell and Kramer each of which will have a term not to exceed one (1) year following the effective time. During the term of the consulting agreements, Messrs. Morozzi, Morell and Kramer will provide consultation, advice and assistance to Windstream’s chief executive officer and other Windstream executives regarding integration matters, transition matters, and operational matters, including CLEC operations, and they will provide introduction to local and regional business leaders and civic groups. Messrs. Morozzi, Morell and Kramer will each be expected to devote no less than forty (40) hours per month during the term of their consulting agreements, a schedule of which will be established by Windstream and Messrs. Morozzi, Morell and Kramer upon mutually agreeable terms.

In exchange for the consulting services rendered, Windstream will negotiate the amounts to be paid, which in no event will exceed $275,000, $250,000 and $210,000, for Messrs. Morozzi, Morell and Kramer respectively. Windstream will also pay Messrs. Morozzi, Morell and Kramer all reasonable expenses incurred as part of their duties under the consulting agreements, such as travel, lodging, and meals.

Conditions to the Merger

Conditions to the obligations of each party. The obligations of each party to complete the merger are subject to the satisfaction of the following conditions:

•	the approval and adoption of the merger agreement by D&E Communications shareholders;

•	the absence of any statute, rule, regulation, executive order, decree, ruling or injunction prohibiting the consummation of the merger;

•	the termination or expiration of the applicable waiting periods pursuant to the HSR Act (which was received on June 5, 2009);

•	the approval of the shares of Windstream common stock to be issued in connection with the merger for listing on the NYSE;

•	the continuing effectiveness of the registration statement of which this proxy statement/prospectus forms a part; and

•	all material permits, approvals and consents of securities or “blue sky” authorities being obtained.

Conditions to the obligations of D&E Communications. The obligations of D&E Communications to consummate the merger are subject to the satisfaction of the following further conditions:

•	the representations and warranties of Windstream and Merger Sub relating to:

•	corporate authority, and due authorization and enforceability of the merger agreement;

•	capitalization of Windstream and its subsidiaries; and

•	the accuracy of certain reports and financial statements filed by Windstream with the SEC,

are true and correct at and as of the effective time as if made at and as of such time, or if such representations and warranties are made as of a specific date, then at and as of such date;

•

all the other representations and warranties of Windstream and Merger Sub contained in the merger agreement are true and correct (disregarding all exceptions for materiality) at and as of the effective time as if made at and as of such date except for changes permitted by the merger agreement, and those representations made as of a specific date, then at and as of such date, or where the failure of any representation or warranty to be true and correct would not have and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Windstream;

•

Windstream and Merger Sub have performed and complied with, in all material respects, their material obligations under the merger agreement to be performed or complied with on or prior to the effective time;

•

each of the approval of the FCC for the transfer of control of the relevant franchises, licenses and similar instruments of D&E Communications and its subsidiaries (which was received on July 31, 2009) and the approval of the Pennsylvania PUC, in each case, required to permit consummation of the merger, has been obtained;

•	Windstream will have not experienced a material adverse effect; and

•

the receipt by D&E Communications, from its legal counsel, of an opinion substantially to the effect that the merger will be treated as a reorganization under section 368(a) of the Code and that each of Windstream, Merger Sub and D&E Communications will be a party to such reorganization under section 368(b) of the Code (which has been received).

Conditions to the obligations of Windstream and Merger Sub. The obligations of Windstream and Merger Sub to consummate the merger are subject to the satisfaction of the following further conditions:

•	the representations and warranties of D&E Communications relating to:

•	corporate authority, and due authorization and enforceability of the merger agreement;

•	the capitalization of D&E Communications and its subsidiaries;

•	the ownership of shares of D&E Communications common stock and its subsidiaries;

•	the accuracy of certain reports and financial statements filed by D&E Communications with the SEC;

•	the vote required by D&E Communications shareholders to approve and adopt the merger agreement;

•	the inapplicability of state takeover statutes to the merger;

•	the absence of finders’ or brokers’ fees, except with respect to fees and expenses payable by D&E Communications to its financial advisor; and

•	the receipt of an opinion from D&E Communications’ financial advisor;

are true and correct at and as of the effective time as if made at and as of such time, or if such representations and warranties are made as of a specific date, then at and as of such date;

•

all the other representations and warranties of D&E Communications contained in the merger agreement are true and correct (disregarding all exceptions for materiality) at and as of the effective time as if made at and as of such date except for changes permitted by the merger agreement, and those representations made as of a specific date, then at and as of such date, or where the failure of any representation or warranty to be true and correct would not have and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on D&E Communications;

•	D&E Communications having performed and complied with, in all material respects, its material obligations under the merger agreement to be performed or complied with on or prior to the effective time;

•

each of the approval of the FCC for the transfer of control of the relevant franchises, licenses and similar instruments of D&E Communications and its subsidiaries (which was received on July 31, 2009), including the consent of the transfer of the cable and video franchise licenses held by D&E Communications, and the approval of the Pennsylvania PUC, in each case, required to permit consummation of the merger, has been obtained without the imposition of any term or condition, Windstream would not be required to agree to pursuant to the merger agreement;

•	D&E Communications will have not experienced a material adverse effect; and

•

the receipt by Windstream, from its legal counsel, of an opinion substantially to the effect that the merger will be treated as a reorganization under section 368(a) of the Code and that each of Windstream, Merger Sub and D&E Communications will be a party to such reorganization under section 368(b) of the Code (which has been received).

Termination and Expenses

Termination by the parties. The merger agreement may be terminated by the mutual written consent of Windstream and D&E Communications. Additionally, either Windstream or D&E Communications may terminate the merger agreement if:

•	D&E Communications shareholders fail to approve and adopt the merger agreement at the special meeting;

•

the merger is not consummated by October 8, 2009 (which date can be extended by Windstream or D&E Communications to December 9, 2009, if the closing has not occurred because of failure to obtain approval from one or more regulatory authorities);

•	there are final, non-appealable legal restraints preventing the merger; or

•	any statute, rule, regulation, executive order, decree, ruling or injunction prohibiting the consummation of the merger has been adopted or issued;

provided that neither Windstream nor D&E Communications may terminate the merger agreement if the failure to fulfill any of their respective obligations under the merger agreement results in such failure to close.

Termination by Windstream. The merger agreement may be terminated by Windstream if:

•

a breach of any representation, warranty, covenant or agreement on the part of D&E Communications set forth in the merger agreement has occurred that would cause any of the conditions described under “—Conditions to the Merger—Conditions to the obligations of Windstream and Merger Sub” not to be satisfied, and either such condition is not cured, or incapable of being cured, within thirty (30) days of written notice of such breach or inaccuracy;

•	D&E Communications board of directors fails to include in the proxy statement its approval or recommendation of the merger agreement or the merger;

•	D&E Communications board of directors makes a recommendation change, as described above under “—Covenants—Change of Recommendation;” or

•	D&E Communications fails to call and hold the shareholders meeting within sixty (60) days after the proxy statement is cleared by the SEC.

Termination by D&E Communications. The merger agreement may be terminated by D&E Communications if:

•

a breach of any representation, warranty, covenant or agreement on the part of Windstream or Merger Sub set forth in the merger agreement has occurred that would cause any of the conditions described under “—Conditions to the Merger—Conditions to the obligations of D&E Communications” not to be satisfied, and either such condition is not cured, or incapable of being cured, within thirty (30) days of written notice of such breach or inaccuracy; or

•	pursuant to the terms described under “—Covenants—Change of Recommendation.”

Expenses. Other than as described below under “—Termination and Expenses—Termination Fee”, the merger agreement provides that each party will pay its own fees and expenses in connection with the merger agreement, except that (i) the fees and expenses related to any filing made pursuant to the HSR Act or any competition, merger control, antitrust or similar law shall be paid by Windstream and (ii) Windstream and D&E Communications will share equally all fees and expenses, other than attorneys’ and accounting fees and expenses, incurred in relation to the printing, filing and distribution of the proxy statement. See “—Transaction Fees and Expenses to be Paid by D&E Communications.”

Termination Fee

D&E Communications is required to pay to Windstream a termination fee of $5.5 million if:

•

Windstream terminates the merger agreement because; (A) (i) D&E Communications board of directors fails to include in the proxy statement its approval or recommendation of the merger agreement or the merger; (ii) D&E Communications board of directors makes a change of recommendation, as described below under “The Merger Agreement—Covenants—Change of Recommendation”; or (iii) D&E Communications fails to call and hold the shareholders meeting within sixty (60) days after the proxy statement is cleared by the SEC, and (B) within twelve (12) months after such termination, D&E Communications enters into a definitive agreement with respect to, or consummates, a competing transaction;

•

D&E Communications terminates the agreement because its board determines (after consulting with D&E Communications’ legal and financial advisors) an unsolicited third party offer constitutes a superior competing transaction, and (after consulting with D&E Communications’ outside legal advisors) failure to terminate the agreement would be a violation of their fiduciary duties, and prior to the date that is twelve (12) months after such termination, D&E Communications enters into an agreement to effect the superior competing transaction; or

•

if a competing transaction is made known to the shareholders of D&E Communications or publicly disclosed, thereafter the merger agreement is terminated because D&E Communications shareholders fail to approve and adopt the merger agreement at the special meeting or a breach of any representation, warranty, covenant or agreement on the part of D&E Communications set forth in the merger agreement has occurred that would cause any of the conditions to the obligations of Windstream and Merger Sub to close not to be satisfied, and either such condition is not cured, or incapable of being cured, within thirty (30) days of written notice of such breach or inaccuracy and within twelve (12) months after such termination, D&E Communications or any of its subsidiaries enters into an agreement to consummate or consummates a competing transaction (for purposes of this bullet point, the term “competing transaction” has the same meaning as described above under “The Merger Agreement—Covenants—No Solicitation”, except that references to 15% are replaced by 35%).

Modification or Amendment; Waiver

Modification or Amendment. The merger agreement may be amended or supplemented by the written agreement of D&E Communications and Windstream at any time prior to the effective time of the merger, whether before or after adoption of the merger agreement by D&E Communications shareholders. However, following such adoption, no amendment of the merger agreement will be made which requires further approval of D&E Communications shareholders under any applicable laws or rules without such further approval.

Waiver. At any time prior to the effective time of the merger, Windstream or D&E Communications may waive compliance with any of the agreements or conditions of the other party contained in the merger agreement which may be legally waived. Any such waiver will be valid only if set forth in writing and signed by the party granting the waiver. However, following such adoption, no such waiver will be made which requires further approval of D&E Communications shareholders under any applicable laws or rules without such further approval.

Transaction Fees and Expenses to be Paid by D&E Communications

In connection with the merger, D&E Communications expects to pay transaction fees and expenses currently estimated to be approximately $3.8 million to $4.3 million in the aggregate for financial advisory, legal, accounting, proxy solicitation, tax and other advisory services.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

The following unaudited pro forma combined condensed financial statements give effect to the merger of D&E Communications with Windstream, with Windstream considered the accounting acquirer. Under the terms of the agreement, D&E Communications shareholders will receive $5.00 in cash and 0.650 shares of Windstream common stock in exchange for each of the outstanding shares of D&E Communications common stock. As of June 30, 2009, D&E Communications had approximately 14.4 million shares of common stock outstanding. In addition, the following unaudited pro forma combined condensed financial statements give effect to the repayment of D&E Communications outstanding debt of $182.6 million (see Note E below). The cash portion of the purchase price and the repayment of debt are assumed to be funded from available cash on hand and borrowings available under Windstream’s revolving credit facility within these unaudited pro forma combined condensed financial statements.

The acquisition of D&E Communications by Windstream will be accounted for as an acquisition in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141(R), “Business Combinations (Revised)”. The unaudited pro forma combined condensed financial information has been prepared using the acquisition method of accounting in accordance with SFAS No. 141(R) as if the acquisition had been completed as of June 30, 2009 for purposes of the unaudited pro forma combined condensed balance sheet, and as of January 1, 2008 for purposes of the unaudited pro forma combined condensed statements of income.

In accordance with the acquisition method of accounting, the purchase price has been allocated in the unaudited pro forma combined condensed financial statements to the underlying tangible and intangible assets and liabilities to be acquired from D&E Communications based on their respective fair market values, with any excess allocated to goodwill (see basis of Preliminary Purchase Price and Allocation below). Pro forma adjustments, and the assumptions on which they are based, are described in the accompanying notes to unaudited pro forma combined condensed financial information.

The unaudited pro forma combined condensed statement of income for the year ended December 31, 2008 has been derived from audited consolidated financial statements of Windstream and D&E Communications for the year ended December 31, 2008. The unaudited pro forma combined condensed balance sheet and related income statement as of and for the six months ended June 30, 2009, were derived from unaudited consolidated financial statements of Windstream and D&E Communications as of and for the six months ended June 30, 2009.

The unaudited pro forma combined condensed financial information is presented for illustrative purposes only and is not necessarily an indication of the results that would have been achieved had the merger actually occurred on the dates indicated or that may be achieved in the future. The unaudited pro forma combined condensed statements of income do not include the effects of any non-recurring costs associated with an estimated $14.6 million in professional fees and other direct costs that are expected to be incurred in relation to the merger, including, but not limited to restructuring or integration activities that may result from the D&E Communications acquisition, or the realization of any savings from operating efficiencies or synergies that may also result from such acquisition.

The unaudited pro forma combined condensed financial statements should be read in conjunction with the notes to unaudited pro forma combined condensed financial statements, as well as the separate historical financial statements and accompanying notes of Windstream and D&E Communications that are incorporated by reference in this document.

Unaudited Pro Forma Combined Condensed Balance Sheet

As of June 30, 2009

(Millions)	Windstream	D&E	Pro Forma Add (Deduct) Adjustments		Combined
Current Assets:
Cash and cash equivalents	$245.4	$12.1	$(223.6	)(A,E,F,H)	$33.9
Other current assets	383.3	24.7	—		408.0

Total current assets	628.7	36.8	(223.6)		441.9

Goodwill	2,198.2	138.4	(52.7	)(B)	2,283.9
Other intangibles	1,091.9	88.9	81.3	(C)	1,262.1
Net property, plant and equipment	3,798.8	162.7	—		3,961.5
Other assets	71.9	8.0	—		79.9

Total Assets	$7,789.5	$434.8	$(195.0)		$8,029.3

Liabilities and Equity
Current Liabilities:
Current maturities of long-term debt	$24.2	$7.1	$(7.1	)(E)	$24.2
Other current liabilities	602.8	18.1	(1.9	)(E)	619.0

Total current liabilities	627.0	25.2	(9.0)		643.2

Long-term debt	5,202.0	175.5	(125.5	)(E)	5,252.0
Deferred income taxes	1,111.4	49.0	30.9	(D)	1,191.3
Other liabilities	622.7	27.1	(0.3	)(E)	649.5

Total liabilities	7,563.1	276.8	(103.9)		7,736.0

Equity:
Common stock	—	2.6	(2.6	)(G)	—
Treasury stock	—	(20.9)	20.9	(G)	—
Additional paid-in capital	77.4	165.1	(83.6	)(G)	158.9
Accumulated other comprehensive loss	(298.7)	(20.3)	20.3	(G)	(298.7)
Retained earnings	447.7	30.1	(44.7	)(G,H)	433.1
Noncontrolling interest	—	1.4	(1.4	)(F)	—

Total equity	226.4	158.0	(91.1)		293.3

Total Liabilities and Equity	$7,789.5	$434.8	$(195.0)		$8,029.3

See accompanying notes to unaudited pro forma combined condensed financial statements

Unaudited Pro Forma Combined Condensed Statement of Income

For the Six Months Ended June 30, 2009

(Millions, except per share amounts)	Windstream	D&E	Pro Forma Add (Deduct) Adjustments		Combined
Revenues and sales	$1,507.9	$71.8	$—		$1,579.7
Costs and expenses:
Costs of services	500.9	22.4	—		523.3
Costs of products sold	63.9	0.6	—		64.5
Selling, general, administrative and other	179.4	17.5	—		196.9
Depreciation and amortization	265.3	14.5	4.5	(I)	284.3
Merger and integration costs	1.4	0.8	(2.2	)(J)	—
Intangible asset impairment	—	5.5	—		5.5

Total costs and expenses	1,010.9	61.3	2.3		1,074.5

Operating income	497.0	10.5	(2.3)		505.2
Other income (expense), net	1.4	0.6	(3.0	)(K)	(1.0)
Interest expense	(197.5)	(5.7)	4.2	(L)	(199.0)

Income from continuing operations before income taxes	300.9	5.4	(1.1)		305.2
Income taxes	121.9	1.6	(0.4	)(M)	123.1

Income from continuing operations	$179.0	$3.8	$(0.7)		$182.1

Earnings per share:
Basic	$0.41	$0.26			$0.41
Diluted	$0.41	$0.26			$0.41
Weighted average shares outstanding:
Basic	434.2	14.4	(4.9	)(N)	443.7
Diluted	434.2	14.4	(4.9	)(N)	443.7

See accompanying notes to unaudited pro forma combined condensed financial statements

Unaudited Pro Forma Combined Condensed Statement of Income

For the Year Ended December 31, 2008

(Millions, except per share amounts)	(1) Windstream		D&E	Pro Forma Add (Deduct) Adjustments		Combined
Revenues and sales	$3,171.5		$149.5	$—		$3,321.0
Costs and expenses:
Costs of services	1,005.4		47.7	—		1,053.1
Costs of products sold	169.8		2.0	—		171.8
Selling, general, administrative and other	356.5		35.4	—		391.9
Depreciation and amortization	492.7		29.4	11.4	(I)	533.5
Restructuring charges	8.5		—	—		8.5
Merger and integration costs	6.2		—	—		6.2
Intangible asset impairment	—		45.8	—		45.8

Total costs and expenses	2,039.1		160.3	11.4		2,210.8

Operating income (loss)	1,132.4		(10.8)	(11.4)		1,110.2
Other income (expense), net	2.1		2.9	(6.1	)(K)	(1.1)
Interest expense	(416.4)		(12.3)	9.3	(L)	(419.4)

Income (loss) from continuing operations before income taxes	718.1		(20.2)	(8.2)		689.7
Income taxes (benefit)	283.2		(9.3)	(3.1	)(M)	270.8

Income (loss) from continuing operations	434.9		(10.9)	(5.1)		418.9
Noncontrolling interest	—		0.1	(0.1	)(O)	—

Income (loss) from continuing operations attributable to common shareholders	$434.9		$(11.0)	$(5.0)		$418.9

Earnings per share:
Basic	$0.98	(2)	$(0.76)			$0.92
Diluted	$0.98	(2)	$(0.76)			$0.92
Weighted average shares outstanding:
Basic	440.7		14.5	(5.0	)(N)	450.2
Diluted	440.7		14.5	(5.0	)(N)	450.2

(1)	Certain amounts have been reclassified to conform to the current year presentation, and such reclassifications did not impact operating income.

(2)	Basic and diluted earnings per share amounts have been retrospectively adjusted to conform with the guidance contained in FSP EITF 03-6-1 which was adopted by Windstream effective January 1, 2009. For further information on FSP EITF 03-6-1 and its impact on Windstream, see Notes to Unaudited Interim Consolidated Financial Statements included in Windstream’s Report on Form 10-Q for the period ended June 30, 2009. The effect of adopting FSP EITF 03-6-1 is immaterial to all periods presented.

See accompanying notes to unaudited pro forma combined condensed financial statements

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

Basis of Preliminary Purchase Price and Allocation

In accordance with the merger agreement, Windstream will exchange 0.650 of its shares for each of the 14.4 million outstanding shares of D&E Communications common stock and for each of the 0.1 million outstanding shares of restricted stock, which will fully vest in conjunction with the change of control of D&E Communications initiated by the merger. On August 6, 2009, the filing date of Windstream’s most recent interim report on Form 10-Q, the closing price of Windstream common stock was $8.65 per share representing a total estimated value of stock consideration to be issued to D&E Communications shareholders and restricted shareholders of $81.5 million. In addition, Windstream will distribute $5.00 in cash for each outstanding share and restricted share of D&E Communications upon closing, representing total cash consideration of $72.5 million. Pursuant to SFAS No. 141(R), the final purchase price will be based on the number of D&E Communications common shares and restricted shares outstanding and the price of Windstream’s common stock as of the closing date of the merger.

The preliminary allocation of the purchase price used in the unaudited pro forma combined condensed financial statements is based upon Windstream’s preliminary estimates of the fair value of the tangible and intangible assets of D&E Communications as of June 30, 2009. The final determination of the allocation of the purchase price will be based on the fair value of such assets and liabilities as of the actual consummation date of the acquisition. Such final determination of the purchase price allocation may be significantly different than those used in these pro forma financial statements.

The estimated purchase price of $155.7 million is allocated to the assets acquired and liabilities assumed on the following preliminary basis as of June 30, 2009.

(Millions)
Total Estimated Preliminary Purchase Price:
Value of Windstream shares issued to D&E Communications shareholders	$81.5
Cash payments to D&E Communications shareholders	72.5
Cash payment for redemption of outstanding D&E Communications stock options (1)	0.3
Redemption of noncontrolling interest	1.4

Total consideration	$155.7

Allocation of Preliminary Purchase Price:
Current assets (2)	$36.8
Property, plant and equipment (2)	162.7
Other assets (2)	8.0
Identifiable intangible assets (see Note C)	170.2
Current liabilities (2)	(25.2)
Long-term debt (see Note E)	(175.5)
Other long-term liabilities (2 adjusted for Note D)	(107.0)
Goodwill (see Note B)	85.7

Total estimated purchase price	$155.7

(1)	D&E Communications’ stock options with an exercise price in excess of the closing price were assumed to be exchanged for cash. The fair value of the remaining options with an exercise price less than the closing price was insignificant, and therefore, not considered in the preliminary purchase price.

(2)	Current assets, property, plant and equipment, other assets, current liabilities and other long-term liabilities, including deferred taxes, were valued at their respective carrying amounts as Windstream’s management believes that these amounts approximate their current fair values.

Pro Forma Adjustments—Balance Sheet

A.	To reflect the $72.8 million in cash consideration paid for the outstanding shares and stock options of D&E Communications upon closing.

B.	To eliminate existing D&E Communications’ goodwill of $138.4 million and establish a new goodwill balance of $85.7 million based on the preliminary purchase price allocation.

C.	To eliminate existing D&E Communications’ intangible asset balances of $88.9 million and establish new intangible asset balances totaling $170.2 million, as further discussed in Note I. The preliminary fair values of identifiable intangible assets were estimated by Windstream’s management based on the fair values assigned to similar assets in recently completed acquisitions. Based on the preliminary purchase price allocation, the net change in intangible assets was as follows as of June 30, 2009:

(Millions)	Increase to Asset
Customer lists	$20.7
Trade name	3.8
Franchise	56.8

Net change	$81.3

D.	To reflect the estimated deferred tax liability of $30.9 million related to the preliminary purchase price allocation to identifiable intangible assets, as further discussed in Note C above, calculated at Windstream’s statutory rate of 38.0 percent.

E.	To reflect repayment of D&E Communications’ outstanding debt at its carrying value of $182.6 million, as well as the estimated cash payment of $2.2 million required to extinguish the related interest rate swap agreements upon consummation of the merger. Also reflected in this adjustment is $50.0 million in additional borrowings against Windstream’s revolving credit facility which will be used to finance a portion of the D&E Communications purchase price.

F.	To reflect the redemption of the noncontrolling interest in D&E Communications totaling $1.4 million.

G.	To reflect the elimination of D&E Communications stockholder’s equity balances as of June 30, 2009 and the issuance of approximately 9.5 million shares of Windstream common stock with an aggregate fair value of approximately $81.5 million in accordance with the merger agreement.

H.	To recognize the impact of legal fees, debt extinguishment costs, and other non-recurring transaction charges associated with the merger. Estimated transaction costs of $14.6 million have been reflected as an adjustment to cash and cash equivalents in the unaudited pro forma combined condensed balance sheet. Due to the non-recurring nature of these items, they have been excluded from the unaudited combined condensed statements of income.

Pro Forma Adjustments—Income Statement

I.	To reflect the increase in amortization expense associated with the intangible assets recognized by Windstream as a result of the merger. For the six months ended June 30, 2009, pro forma amortization expense reflects an increase of $4.5 million over the $2.9 million reported by D&E Communications. For the year ended December 31, 2008, pro forma amortization expense reflects an increase of $11.4 million over the $5.3 million reported by D&E Communications. The following table summarizes the pro forma amortization expense based on the preliminary purchase price allocation to the identifiable intangible assets:

(Millions) Intangible Asset	Useful Life	Amortization Method	Fair Value as of June 30, 2009	Amortization Expense for the Six Months Ended June 30, 2009	Amortization Expense for the Year Ended December 31, 2008
Customer lists	9 years	sum-of-years digits	$55.5	$4.9	$11.1
Trade name	3 years	sum-of-years digits	3.8	0.6	1.9
Franchise rights	30 years	straight line	110.9	1.9	3.7

Total			$170.2	$7.4	$16.7

J	To reflect the elimination of merger and integration costs incurred by both Windstream and D&E Communications directly related to the acquisition of D&E Communications by Windstream.

K.	To reflect the decrease in interest income attributable to the net decrease in cash and cash equivalents described in Notes A, E, F and H above.

L.	To reflect the elimination of D&E Communications interest expense due to the prepayment of the outstanding debt upon consummation of the merger. Also reflected in this adjustment is pro forma interest expense of $3.0 million for the year ended December 31, 2008 and $1.5 million for the six months ended June 30, 2009 for borrowings under Windstream’s revolving credit facility (see Note E).

M.	To reflect the tax effect of the pro forma adjustments described in Notes (I)-(L) above using Windstream’s statutory rate of 38.0 percent for both the year ended December 31, 2008 and the six months ended June 30, 2009, respectively.

N.	To adjust basic and diluted weighted average shares outstanding for the issuance of 0.650 Windstream shares for each of the outstanding common and restricted shares of D&E Communications, in accordance with the merger agreement.

O.	To eliminate D&E Communications income attributable to noncontrolling interest.

DESCRIPTION OF WINDSTREAM CAPITAL STOCK

The following summary is qualified in its entirety by the Delaware General Corporation Law (the “DGCL”) and the Amended and Restated Certificate of Incorporation of Windstream, as amended (the “Windstream Certificate”). The Windstream Certificate is included as an exhibit to Windstream’s Annual Report on Form 10-K (where it is incorporated by reference to Windstream’s Amendment No. 3 to the Registration Statement on Form S-4 filed May 23, 2006), each of which are on file with the SEC. See “Where You Can Find More Information.”

General

Under the Windstream Certificate, the total authorized capital stock of Windstream consists of 200,000,000 shares of preferred stock, par value $.0001 per share and 1,000,000,000 shares of common stock, par value $.0001 per share.

Preferred Stock

The Windstream Certificate provides that Windstream’s Board of Directors are authorized, without further stockholder approval, to issue from time to time up to a total of 200,000,000 shares of preferred stock in one or more series and to fix or alter the powers, preferences and rights, and any qualifications, limitations or restrictions thereof, of the shares of each series. The Board of Directors may fix the number of shares of any series of preferred stock, and it may increase or decrease the number of shares of any series of preferred stock, as long as it acts within the limitations or restrictions stated in the original resolution or resolutions that fixed the number of shares in the series and as long as it does not decrease the number of shares of any series below the number then outstanding. If the number of shares of any series of preferred stock is decreased, the shares constituting the decrease will resume the status they had prior to the adoption of the resolution that originally fixed the number of shares of the series, subject to the requirements of applicable law.

Common Stock

Under the Windstream Certificate, the holders of Windstream common stock will have one vote per share on matters submitted to a vote of stockholders. Holders of the common stock will be entitled to receive dividends ratably, if any, as may be declared by the Board of Directors out of legally available funds, subject to any preferential dividend rights of any outstanding preferred stock. Upon Windstream’s liquidation, dissolution or winding up, the holders of common stock will be entitled to receive ratably Windstream’s net assets available after the payment or provision for payment of all debts and subject to the prior rights of any outstanding preferred stock. The Windstream common stock will have no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

To the greatest extent permitted by applicable Delaware law, the shares of common stock will be uncertificated, and transfer will be reflected by book entry.

All rights, preferences and privileges of holders of Windstream common stock stated in this summary are subject to the rights of holders of shares of any series of preferred stock which Windstream may designate and issue in the future without further stockholder approval.

Delaware Anti-Takeover Statute

Section 203 of the DGCL restricts business combinations with certain interested stockholders (defined generally under the DGCL to include persons who beneficially own or acquire 15% or more of a Delaware corporation’s voting stock, and hereinafter as a “Section 203 Interested Stockholder”). Section 203, which applies to Windstream, prohibits business combination transactions between a publicly-held Delaware corporation and any Section 203 Interested Stockholder for a period of three years after the time on which the Section 203 Interested Stockholder became an interested stockholder unless: (a) prior to that time the corporation’s Board of Directors approved either the proposed business combination or the transaction which resulted in the Section 203 Interested Stockholder becoming an interested stockholder; (b) upon consummation of the transaction which resulted in the Section 203 Interested Stockholder becoming an interested stockholder, the Section 203 Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers; and (ii) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (c) on or subsequent to such time the business combination is approved by the corporation’s Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% the outstanding voting stock which is not owned by the Section 203 Interested Stockholder.

Rights of Appraisal

Under the DGCL, Windstream stockholders may demand appraisal of and obtain payment of the fair value of their shares. This remedy may be an exclusive remedy, except where the corporate action involves fraud or illegality. The DGCL provides appraisal rights only in certain mergers or consolidations and not (unless the certificate of incorporation of a corporation so provides, which the Windstream Certificate does not) for a sale or transfer of all or substantially all of a corporation’s assets or an amendment to its certificate of incorporation. Moreover, the DGCL does not provide appraisal rights in connection with a merger or consolidation (unless the certificate of incorporation so provides, which the Windstream Certificate does not) to the holders of shares of a constituent corporation listed on a national securities exchange (or designated as a national market system security by the National Association of Securities Dealers, Inc.) or held of record by more than 2,000 stockholders, unless the applicable agreement of merger or consolidation requires the holders of such shares to receive, in exchange for such shares, any property other than shares of stock of the resulting or surviving corporation, shares of stock of any other corporation listed on a national securities exchange (or designated as described above) or held of record by more than 2,000 holders, cash in lieu of any fractional shares or any combination of the foregoing. In addition, the DGCL denies appraisal rights if the stockholders of the surviving corporation in a merger did not have to vote to approve the merger. Appraisal rights are not available to D&E Communications shareholders or Windstream stockholders with respect to the merger.

Board of Directors

The Windstream Certificate provides for a Board of Directors consisting of not less than three nor more than fifteen members, the exact number of which will be fixed from time to time by the affirmative vote of a majority of the entire Board of Directors.

Nominations of persons for election to the Windstream Board of Directors may be made at a meeting of stockholders by or at the direction of the Board of Directors. In addition, any stockholder may nominate persons for election to the Windstream Board of Directors by giving timely notice to Windstream’s Secretary. To be timely:

•

in the case of an annual meeting, a stockholder’s notice must be delivered to or mailed and received at Windstream’s principal executive offices not less than 90 days nor more than 120 days before the first anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is changed by more than 30 days from such anniversary date, notice by the stockholder must be received not later than the close of business on the 10th day following the day on which notice of the date of the meeting was mailed or public disclosure of the meeting was made; and

•

in the case of a special meeting, a stockholder’s notice must be delivered to or mailed and received at Windstream’s principal executive offices not later than the close of business on the 10th day following the day on which notice of the date of the meeting was mailed or public disclosure of the meeting was made.

Directors will be elected at a stockholders’ meeting by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote.

Any vacancy on the Windstream Board of Directors that results from an increase in the number of directors may be filled by the majority vote of the directors then in office as long as a quorum is present. Any other vacancy may be filled by a majority of the Board of Directors then in office, even if less than a quorum, or by a sole remaining director.

Any or all directors may be removed, with cause, by the affirmative vote of at least a majority of the total voting power of Windstream’s outstanding voting securities, voting together as a single class at a meeting specifically called for such purpose.

Notwithstanding the foregoing, if the holders of any one or more classes or series of Windstream preferred stock have the right to elect directors, the election, term of office, filling of vacancies and other features of such directorships will be established by the Board of Directors.

The Windstream Board of Directors will have an annual meeting and may hold regular meetings without notice according to a resolution of the board. Special meetings may be called by the chairman of the board, the president (if the president is a director) or, upon the written request of a majority of the total number of directors then in office. A majority of the total number of Windstream directors will constitute a quorum, and directors present at any meeting at which a quorum is present may act by majority vote.

Stockholders

The Windstream Bylaws provide that an annual meeting of stockholders for the purpose of electing those directors whose term of office expires at such meeting and of transacting such other business as may properly come before it will be held each year. A stockholder may bring business before an annual meeting of stockholders by giving timely notice in writing to Windstream’s Secretary in accordance with the provisions of the Windstream Bylaws.

Under Delaware law, a special meeting of the stockholders may be called by the Board of Directors of the corporation or by any other person authorized to do so in the certificate of incorporation or bylaws. The Windstream Certificate states that as long as any security of the company is registered under Section 12 of the Securities Exchange Act of 1934, as amended, special meetings of stockholders of Windstream may be called only by a resolution of the Board of Directors.

In accordance with Delaware law, the Windstream Bylaws provide that written notice of any stockholders meeting must be given to each stockholder entitled to vote not less than 10 or more than 60 days before the date of the meeting. Except as otherwise provided by the DGCL or the Windstream Certificate, the holders of a majority of Windstream’s outstanding shares of stock entitled to vote constitutes a quorum for the transaction of business, and except for the election of directors, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter will be the act of the stockholders.

As long as any security of Windstream is registered under Section 12 of the Securities Exchange Act of 1934, no stockholder action may be taken without a meeting, and the certificate of incorporation expressly denies the power of stockholders to consent in writing without a meeting.

Voting on Certain Fundamental Issues

Delaware law permits a corporation to include supermajority provisions in its certificate of incorporation and bylaws with respect to the approval of various issues. However, other than the effect of Section 203 of the DGCL and voting on an amendment to certain sections of the Windstream Certificate, no supermajority voting requirement provisions related to matters upon which the stockholders of Windstream may vote are included in the Windstream Certificate or Windstream Bylaws.

Amendment of the Windstream Certificate

Under Delaware law, unless a higher vote is required in the certificate of incorporation of a corporation, an amendment to such certificate of incorporation generally may be approved by a majority of the outstanding shares entitled to vote on the proposed amendment. Notwithstanding any provision of a corporation’s certificate of incorporation to the contrary, under Delaware law, holders of a class of a corporation’s stock are entitled to vote as a class on the approval of any amendment to the corporation’s certificate of incorporation which would:

•	increase or decrease the aggregate number of authorized shares of such class (subject to certain exceptions);

•	increase or decrease the par value of the shares of such class; or

•	alter or change the powers, preferences or rights of such class so as to affect them adversely.

Under the Windstream Certificate, the affirmative vote of the holders of at least two-thirds of the combined voting power of all of the then-outstanding shares of Windstream eligible to be cast in the election of directors is required in order to amend, alter, change or repeal the sections of the Windstream Certificate related to the limitation of liability of directors and indemnification of directors and officers, the prohibition of stockholder action by written consent, the calling of special meetings of stockholders, the election to be covered by the DGCL Section 203, and the procedures required to amend the Windstream Certificate.

Amendment of the Windstream Bylaws

Under the Windstream Certificate, the Board of Directors is expressly authorized to amend, alter, change or repeal the Windstream Bylaws. The stockholders also have the ability to amend, alter, change or repeal the Windstream Bylaws by the affirmative vote of a majority of the outstanding shares, except that a two-thirds vote is required for the stockholders to amend the bylaws sections related to bringing matters before an annual stockholder meeting, nominating and electing directors and filling vacancies on the Board, and the procedures required to amend the Windstream Bylaws.

Limitation of Liability of Directors

The DGCL provides that a corporation can, by a provision in its certificate of incorporation, limit a director’s liability for monetary damages for breach of fiduciary duty as a director; however, a corporation cannot limit a director’s liability for: any breach of the director’s duty of loyalty to the corporation or its stockholders; acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; payment of a dividend or the repurchase or redemption of stock in violation of Delaware law; or any transaction from which the director derived an improper personal benefit.

The Windstream Certificate provides that to the fullest extent permitted by the DGCL, no Windstream director will be liable to the corporation or its stockholders for damages arising from a breach of fiduciary duty owed to Windstream or its stockholders.

Indemnification

The Windstream Certificate requires the corporation to indemnify any party to the fullest extent permitted by the DGCL who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding because he is or was a director or officer of Windstream, or, while a director, officer or other employee of Windstream, is or was serving at the request of Windstream as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

In addition, Windstream, to the fullest extent authorized under Delaware law will pay in advance of the final disposition of any such proceeding all expenses incurred by any director or officer in connection with such proceeding. The right to indemnification is not exclusive of any other right which that individual may have or hereafter acquire under the Windstream Certificate or under any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Windstream may, by action of its Board of Directors, provide indemnification to its employees and agents with the same or lesser scope and effect as the foregoing indemnification of directors and officers.

Windstream is authorized to purchase and maintain insurance on its own behalf and on behalf of any person required or permitted to be indemnified.

The rights to indemnification and to the advance of expenses conferred in the Windstream Certificate are not be exclusive of any other right which any person may have or acquire.

Transfer Agent and Registrar

The transfer agent and registrar for the Windstream common stock is ComputerShare Investor Services, LLC.

COMPARISON OF RIGHTS OF COMMON STOCKHOLDERS OF WINDSTREAM AND COMMON

SHAREHOLDERS OF D&E COMMUNICATIONS

Windstream is a Delaware corporation subject to the provisions of the DGCL. D&E Communications is a Pennsylvania corporation subject to the provisions of the Pennsylvania Business Corporation Law (the “PBCL”). D&E Communications shareholders, whose rights are currently governed by the D&E Communications articles of incorporation, the D&E Communications by-laws and the PBCL, will, if the merger is completed, become stockholders of Windstream and their rights will be governed by the Windstream certificate of incorporation, the Windstream by-laws and the DGCL. The following description summarizes the material differences that may affect the rights of Windstream stockholders and D&E Communications shareholders but does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. Shareholders should read carefully the relevant provisions of the DGCL, the PBCL, the Windstream certificate of incorporation, the Windstream by-laws, the D&E Communications articles of incorporation and the D&E Communications by-laws.

Dividend Practices

Windstream

Windstream’s board of directors has adopted a current dividend practice for the payment of quarterly cash dividends at a rate of $0.25 per share of Windstream’s common stock. This practice can be changed at any time at the discretion of Windstream’s board of directors and Windstream’s common stockholders have no contractual or other legal right to dividends.

D&E Communications

D&E Communications also currently declares and pays regular quarterly dividends to its shareholders. The current dividend practice of D&E Communications board of directors is to declare quarterly cash dividends on D&E Communications common stock at a rate of $0.125 per share. Dividends are paid on D&E Communications common stock at the discretion of its board of directors and D&E Communications shareholders have no contractual or other legal rights to dividends.

As required by the merger agreement, D&E Communications has adjusted its dividend record date and payment date to correspond to Windstream’s dividend record date and payment date. The purpose of this adjustment is to ensure that D&E Communications shareholders receive either a dividend on the common stock of D&E Communications or Windstream, but not both, in the quarter in which the closing of the merger occurs.

Capitalization

Windstream

Windstream’ authorized capital stock is described under “Description of Windstream Capital Stock.”

D&E Communications

The total authorized shares of capital stock of D&E Communications consist of (1) 100,000,000 shares of common stock, par value $0.16 per share, and (2) 20,000,000 shares of preferred stock, without par value. On the close of business on August 17, 2009, approximately              shares of D&E Communications common stock were issued and outstanding, and no shares of D&E Communications preferred stock were issued and outstanding.

Number, Election, Vacancy and Removal of Directors

Windstream

The Windstream by-laws provide that the total number of Windstream directors will be not less than three and not more than fifteen, as fixed by the board of directors of Windstream from time to time. Windstream currently has nine directors.

Nominations of persons for election to the Windstream Board of Directors may be made at a meeting of stockholders by or at the direction of the Board of Directors. In addition, any stockholder may nominate persons for election to the Windstream Board of Directors by giving timely notice to Windstream’s Secretary. Directors will be elected at a stockholders’ meeting by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote.

Any vacancy on the Windstream Board of Directors that results from an increase in the number of directors may be filled by the majority vote of the directors then in office as long as a quorum is present. Any other vacancy may be filled by a majority of the Board of Directors then in office, even if less than a quorum, or by a sole remaining director.

Any or all directors may be removed, with cause, by the affirmative vote of at least a majority of the total voting power of Windstream’s outstanding voting securities, voting together as a single class at a meeting specifically called for such purpose.

D&E Communications

The D&E Communications by-laws provide that the total number of D&E Communications directors will not be less than five nor more than thirteen, as determined by the board of directors of D&E Communications from time to time. D&E Communications currently has eleven directors.

The board of directors of D&E Communications is divided into three classes with approximately one-third of the directors standing for election each year for three-year terms provided that, beginning with the 2010 annual shareholders’ meeting and at each annual shareholders’ meeting thereafter, each board member is to be elected for a term of one year. The D&E Communications by-laws provide that vacancies on the board of directors of D&E Communications may be filled by appointment made by a majority vote of the directors then in office.

The D&E Communications by-laws provide that no director may be removed from office by shareholders except for cause and, only if in addition to any vote required by any other provision of law, its articles of incorporation or by-laws, such removal is approved by the affirmative vote of at least 80% of the shareholders.

Amendments to Charter Documents

Windstream

Under the DGCL, a proposed amendment to a corporation’s certificate of incorporation requires approval by its board of directors and adoption by an affirmative vote of a majority of the outstanding stock entitled to vote on the amendment. The Windstream certificate of incorporation provides that the affirmative vote of the holders of at least two-thirds of the combined voting power of all of the then-outstanding shares of Windstream eligible to be cast in the election of directors is required in order to amend, alter, change or repeal the sections of the Windstream Certificate related to the limitation of liability of directors and indemnification of directors and officers, the prohibition of stockholder action by written consent, the calling of special meetings of stockholders, the election to be covered by the DGCL Section 203, and the procedures required to amend the Windstream Certificate.

D&E Communications

Under the PBCL, every amendment to a corporation’s articles of incorporation must be proposed by the corporation’s board of directors and adopted by an affirmative vote of a majority of the votes cast by shareholders entitled to vote on the amendment, unless the corporation’s articles of incorporation or a specific provision of the PBCL requires a greater vote. The D&E Communications articles of incorporation provide that, in addition to the affirmative majority vote required under the PBCL, amendments to certain articles and provisions relating to business combinations, amendments to the articles of incorporation, and statutory antitakeover provisions require the affirmative votes of (a) 85% of the outstanding shares of common stock; or (b) a majority of the outstanding shares of common stock, if the amendment is recommended and submitted to the shareholders by at least two-thirds of the board of directors.

Amendments to By-laws

Windstream

Under the Windstream Certificate, the Board of Directors will be expressly authorized to amend, alter, change or repeal the Windstream Bylaws. The stockholders will also have the ability to amend, alter, change or repeal the Windstream Bylaws by the affirmative vote of a majority of the outstanding shares, except that a two-thirds vote is required for the stockholders to amend the bylaws sections related to bringing matters before an annual stockholder meeting, nominating and electing directors and filling vacancies on the Board, and the procedures required to amend the Windstream Bylaws.

D&E Communications

The D&E Communications by-laws provide that the D&E Communications by-laws may be changed by the board of directors by a majority vote of all the directors in office, except with respect to those matters which are, by statute, reserved exclusively to the shareholders.

Action by Written Consent

Windstream

Under the DGCL, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, upon the written consent of stockholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted unless such action by written consent is prohibited by the articles of incorporation.

Windstream’s certificate of incorporation state that action by written consent in lieu of a meeting of the stockholders is prohibited.

D&E Communications

Under the PBCL, any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting only by a unanimous written consent that is signed by all the shareholders entitled to vote on the action and delivered to the corporation, unless otherwise provided in the articles of incorporation or by-laws. Neither the D&E Communications articles of incorporation nor its by-laws contain provisions with respect to shareholder action by written consent.

Notice of Stockholder/Shareholder Actions

Windstream

The DGCL and the Windstream by-laws provide that written notice of the time, place and purpose or purposes of every meeting of stockholders must be given not less than 10 days and not more than 60 days before the date of the meeting to each stockholder of record entitled to vote at the meeting. The Windstream by-laws further provide that the only matters that may be considered and acted upon at an annual meeting of stockholders are those matters brought before the meeting:

•	through the notice of meeting;

•	by the board of directors of Windstream; or

•	by a stockholder of record entitled to vote at such meeting.

Generally, the Windstream by-laws require a stockholder who intends to bring matters before an annual meeting to provide advance notice of such intended action not less than 90 days nor more than 120 days prior to the date of the proxy statement relating to the prior year’s annual meeting of stockholders. The notice must contain, among other things, a brief description of the business desired to be brought before the meeting, the reason for conducting such business and any material interest of the stockholder and any person associated with the stockholder, individually or in the aggregate, in such business. The person presiding at the meeting will have the discretion to determine whether any item of business proposed by a stockholder was properly brought before such meeting.

D&E Communications

The PBCL provides that written notice of the time, place and date of a meeting of shareholders must be delivered or mailed to each shareholder of record entitled to vote at the meeting not less than 10 days prior to the day named for a meeting that will consider a fundamental change or 5 days prior to the day named for the meeting in any other case. The D&E Communications by-laws require that notice of a meeting of shareholders be delivered to each shareholder at least ten days before the meeting. Pursuant to the D&E Communications by-laws, the only business to be conducted at any meeting of the shareholders is such business properly brought before the meeting which is specified in the notice of the meeting of the shareholders, or by or at the direction of the board of directors of D&E Communications or, in the case of an annual meeting, by any shareholder with legal right and authority to do so. Generally, the D&E Communications by-laws require a shareholder who intends to bring matters before an annual meeting to provide advance notice of such intended action not less than 120 days prior to the annual meeting of the shareholders at which the business is proposed to be transacted. The notice must contain, among other things, a brief description of the business desired to be brought before the meeting and must identify any other material interest of the shareholder in such proposed business.

Special Stockholder/Shareholder Meetings

Windstream

Under the Windstream by-laws, a special meeting of the stockholders may only be called by resolution of a majority of the board of directors.

D&E Communications

Under the D&E Communications by-laws, a special meeting of shareholders may be called at any time by a majority of the board of directors of D&E Communications or the chairman of the board of directors or the president upon written request to the secretary. Except as permitted by statute, shareholders do not have the right to call special meetings or to bring business before special meetings.

Stockholder/Shareholder Inspection Rights; Stockholder/Shareholder Lists

Windstream

Under the DGCL, a stockholder of a corporation has the right, for any proper purpose and upon written demand under oath stating the purpose for such demand, to inspect and make copies and extracts from the corporation’s stock ledger, a list of its stockholders, and its other books and records. A proper purpose is any purpose reasonably related to such person’s interest as a stockholder.

D&E Communications

Under the PBCL, a shareholder of a corporation has the right for any proper purpose and upon written, verified demand stating the purpose of such demand, to examine the share register, books and records of account, and records of the proceedings of the incorporators, shareholders and directors and to make copies or extracts from any of the foregoing. A proper purpose is any purpose reasonably related to the interest of the person as a shareholder.

Limitation of Personal Liability and Indemnification of Directors and Officers

Windstream

Under the DGCL, a corporation may indemnify any directors, officers, employees and agents of the corporation against liabilities and expenses actually and reasonably incurred by such person in connection with any proceeding involving such person by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, provided that such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful.

The Windstream certificate of incorporation provides that a director will not be personally liable to Windstream or to its stockholders for monetary damages for a breach of fiduciary duty as a director.

D&E Communications

Under the PBCL, unless otherwise restricted in its by-laws, a corporation may indemnify directors, officers, employees and agents against liabilities and expenses actually and reasonably incurred by such person in connection with the action or proceeding by reason of the fact that the person is or was a director, officer, employee or agent of the corporation if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation; and with respect to any criminal proceeding, such person had no reasonable cause to believe his conduct was unlawful. Under the D&E Communications by-laws, no director or former director of D&E Communications will be personally liable to D&E Communications or its shareholders for monetary damages for or resulting from any act, omission or failure to act by reason of the fact that he is or was a director of D&E Communications.

Pursuant to the D&E Communications by-laws, D&E Communications will indemnify and hold harmless every director and officer to the fullest extent permitted by the PBCL.

Dividends

Windstream

Under the DGCL, dividends may be declared by the board of directors and paid out of surplus, and, if no surplus is available, out of any net profits for the then current fiscal year or the preceding fiscal year, or both, provided that such payment would not reduce capital below the amount of capital represented by all classes of outstanding stock having a preference as to the distribution of assets upon liquidation of a corporation.

The Windstream by-laws provide that the board of directors of Windstream may declare dividends on its outstanding shares in accordance with the DGCL and the Windstream certificate of incorporation.

D&E Communications

Under the PBCL, a board of directors of a corporation may not authorize and pay dividends to its shareholders if after giving it effect:

•	the corporation would not be able to pay its debts as they become due in the usual course of business; or

•

the corporation’s total assets would be less than its total liabilities plus (unless otherwise provided in the articles of incorporation) the amount that would be needed if the corporation were to be dissolved.

Subject to the foregoing restrictions, the D&E Communications by-laws authorize the board of directors of D&E Communications to declare and pay dividends on the shares of capital stock of D&E Communications.

Conversion

Windstream

Holders of Windstream common stock have no rights to convert their shares into any other securities.

D&E Communications

Holders of D&E Communications common stock have no rights to convert their shares into any other securities.

Voting Rights; Required Vote for Authorization of Certain Actions

Windstream

General. Each holder of Windstream common stock is entitled to one vote for each share held of record and may not cumulate votes for the election of directors.

Merger or Consolidation. Under the DGCL, the consummation of a merger or consolidation requires the approval of the board of directors of the corporation which desires to merge or consolidate and requires that the agreement and plan of merger be adopted by the affirmative vote of a majority of the stock of the corporation entitled to vote thereon at an annual or special meeting for the purpose of acting on the agreement. However, no such approval and vote are required if such corporation is the surviving corporation and:

•	such corporation’s certificate of incorporation is not amended;

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the stockholders of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations, and rights, immediately after; and

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either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger do not exceed 20% of the shares of common stock of such corporation outstanding immediately prior to the effective date of the merger.

Under the DGCL, a sale of all or substantially all of such corporation’s assets requires the approval of such corporation’s board of directors and the affirmative vote of a majority of the outstanding stock of the corporation entitled to vote thereon.

Business Combinations. Windstream is subject to Section 203 of the DGCL (“Section 203”), which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” with an

“interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:

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the board of directors of the corporation approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, prior to the time the interested stockholder attained that status;

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upon the closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Subject to certain exceptions, an “interested stockholder” is a person or group who or which owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years. In general, Section 203 defines a “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•

the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. Windstream has not “opted out” of this provision.

D&E Communications

General. Each holder of D&E Communications common stock is entitled to one vote for each share held of record and is not entitled to vote cumulatively in elections of directors.

Merger or Consolidation. Under the PBCL, the consummation of a merger requires the approval of a majority of the board of directors of the corporation and, except where the approval of shareholders is unnecessary, the approval of a majority of the votes cast by all shareholders of the corporation entitled to vote thereon.

Under the PBCL, approval of the shareholders of a constituent Pennsylvania corporation is not required if:

•	whether or not the constituent corporation is the surviving corporation:

•	the surviving corporation is a Pennsylvania corporation and the articles of incorporation of the surviving corporation are identical to the articles of incorporation of the constituent corporation;

•

each share of the constituent corporation outstanding immediately prior to the effective date of the merger or consolidation will continue as or be converted into, except as may otherwise be agreed by the shareholders, an identical share of the surviving corporation after the effective date of the merger or consolidation; and

•

the agreement and plan of merger provides that the shareholders of the constituent corporation will hold in the aggregate shares of the surviving corporation to be outstanding immediately after the effectiveness of the merger entitled to cast at least a majority of the votes entitled to be cast generally for the election of directors;

•

immediately prior to the adoption of the merger and at all times after the adoption and prior to its effective date, another corporation that is a party to the merger owns 80% or more of the outstanding shares of each class of the constituent corporation; or

•	no shares of the constituent corporation have been issued prior to the adoption of the plan of merger or consolidation by the board of directors.

Under the PBCL, a sale of all or substantially all of D&E Communications’ assets requires the approval of the board of directors and the affirmative vote of a majority of all the votes cast by shareholders entitled to vote on the transaction.

Business Combinations. Under the PBCL, a business combination generally includes (i) a merger, consolidation, share exchange or division of the corporation with an interested shareholder, or involving or resulting in any other corporation which is, or after such transaction would be, an affiliate or associate of the interested shareholder, (ii) a sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested shareholder of assets having an aggregate market value equal to 10% or more of all the assets or shares of the corporation or representing 10% or more of the earning power or net income of the corporation, and (iii) certain other specified self-dealing transactions between the corporation and an interested shareholder or any affiliate or associate thereof.

An “interested shareholder” of a corporation is (i) any person that is the beneficial owner, directly or indirectly, of at least 20% of the voting stock of the corporation or (ii) an affiliate or associate of such corporation and at any time within the five-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of at least 20% of the voting stock of the corporation. The PBCL provides for a five year moratorium on business combinations between a corporation and any person that is an interested shareholder of the corporation, unless:

•	the board of directors of the corporation had approved the acquisition of shares that made the person an interested shareholder of the corporation; or

•

the proposed business combination was approved by (1) the board of directors of the corporation prior to the person becoming an interested shareholder of the corporation, (2) all of the holders of the outstanding shares of common stock of the corporation, or (3) a majority of the holders of voting stock (not including any shares of voting stock beneficially owned by the interested shareholder or its affiliates or associates) at a special meeting called for such purpose, the interested shareholder at the time of meeting is the beneficial owner, directly or indirectly, of at least 80% of the voting stock and certain other criteria relating to per share consideration are met.

•

Following expiration of the five-year moratorium, a business combination between a corporation and an interested shareholder is still prohibited, unless it (i) is approved by the affirmative vote of a majority of the voting stock (not including any shares of voting stock held by the interested shareholder or its affiliates or associates) at a meeting called for the purpose of approving the business combination or (ii) meets certain per share consideration criteria pursuant to the PBCL.

D&E Communications’ articles of incorporation specifically adopt portions of the PBCL pertaining to control transactions, business combinations, control share acquisitions, and disgorgement of profits in certain corporate takeover scenarios.

However, pursuant to the terms of the merger agreement, D&E Communications has agreed to take all action necessary to exempt the merger agreement, the merger and the other transactions contemplated by the merger agreement from the provisions of the PBCL related to control transactions, business combinations, control share acquisitions and disgorgement of profits.

Other Corporate Constituencies

Windstream

The DGCL does not have an “other constituency” statute similar to that described in “—Other Corporate Constituencies—D&E Communications.”

D&E Communications

Under the PBCL, in discharging the duties of their respective positions, the board of directors and individual directors may, in considering the best interests of the corporation, consider, to the extent they deem appropriate, the effects of any action on shareholders, employees, suppliers, customers, creditors, the communities in which offices or other establishments of the corporation are located and any other factors that they consider pertinent. Directors are not required to redeem any rights or render inapplicable any shareholder rights plan or any antitakeover protections available to the corporation under the PBCL or to take or decline to take any action solely because of the effect that the action might have on a potential acquisition or the consideration that may be offered or paid to shareholders in such an acquisition.

The PBCL explicitly provides that there will be no different or higher degree of scrutiny imposed upon director actions taken in response to potential changes in control.

Appraisal Rights and Dissenters’ Rights

Windstream

Under the DGCL, stockholders have the right to dissent from any plan of merger or consolidation to which the corporation is a party, and to demand payment for the fair value of their shares. However, unless the certificate of incorporation otherwise provides, the DGCL states that stockholders do not have a right to dissent from any plan of merger or consolidation with respect to shares:

•	listed on a national securities exchange or The NASDAQ National Market or held of record by more than 2,000 holders; and

•

for which, pursuant to the plan of merger or consolidation, stockholders will receive only (1) shares or depository receipts of another corporation which at the effective date of the merger or consolidation will be either listed on a national securities exchange or The NASDAQ National Market or held of record by more than 2,000 holders, (2) shares of stock or depositary receipts of the surviving corporation in the merger or consolidation, (3) cash for fractional shares or (4) any combination of (1) – (3).

In addition, the DGCL provides that, unless the certificate of incorporation provides otherwise, stockholders of a surviving corporation do not have the right to dissent from a plan of merger if the merger did not require for its approval the vote of the stockholders.

The Windstream certificate of incorporation and by-laws are silent as to appraisal rights.

D&E Communications

Under the PBCL, unless the articles of incorporation or by-laws provide otherwise, shareholders of a Pennsylvania corporation are not entitled to dissenters’ rights if the shares that would otherwise give rise to such rights are listed on a national security exchange or The NASDAQ National Market on the record date fixed to determine the shareholders entitled to notice of and vote at the meeting at which the merger will be voted upon. The D&E Communications articles of incorporation and by-laws do not entitle shareholders to dissenters’ rights.

Right to Receive Stock Certificate

Windstream

Windstream’s stockholders do not have the right to receive certificates representing the shares of the capital stock of Windstream they own. To the fullest extent permitted by applicable Delaware law, shares of Windstream common stock are uncertificated and transfers of Windstream common stock are reflected by book entry.

D&E Communications

D&E Communications shareholders have the right to receive certificates representing the shares of the capital stock of D&E Communications they own.

EXPERTS

The consolidated financial statements, financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this proxy statement/prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2008 of Windstream Corporation have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements, financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this proxy statement/prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2008 of D&E Communications, Inc. have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

Kutak Rock LLP has provided to Windstream a legal opinion regarding the issuance of Windstream common stock in connection with the merger and a legal opinion regarding certain federal income tax matters relating to the merger. Barley Snyder LLC has provided to D&E Communications a legal opinion regarding certain federal income tax matters relating to the merger.

OTHER MATTERS

As of the date of this proxy statement/prospectus, D&E Communications board of directors does not know of any matters that will be presented for consideration at the special meeting of D&E Communications shareholders other than as described in this proxy statement/prospectus. If any other matters come before the Special Meeting of D&E Communications shareholders or any adjournments or postponements of the Special Meeting and are voted upon, the enclosed proxies will confer discretionary authority on the individuals named as proxies to vote the shares represented by the proxies as to any other matters. The individuals named as proxies intend to vote or not to vote in accordance with the recommendation of the management of D&E Communications.

WHERE YOU CAN FIND MORE INFORMATION

This proxy statement/prospectus incorporates important business and financial information about D&E Communications and Windstream from documents filed with the SEC that are not included in or delivered with this proxy statement/prospectus.

D&E Communications and Windstream file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Windstream or D&E Communications at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains a website that contains reports, proxy statements and other information, including those filed by Windstream and D&E Communications, at www.sec.gov. You may also access the SEC filings and obtain other information about Windstream and D&E Communications through the websites maintained by Windstream and D&E Communications, which are www.windstream.com and www.decommunications.com. The information contained in such websites is not incorporated by reference into this proxy statement/prospectus.

As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement on Form S-4 filed by Windstream to register the shares of stock to be issued pursuant to the merger and the exhibits to the registration statement. The SEC allows Windstream and D&E Communications to “incorporate by reference” information into this proxy statement/prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Windstream and D&E Communications have previously filed with the SEC, excluding any information furnished in a Current Report Form 8-K. These documents contain important information about the companies and their financial condition.

The following Windstream and D&E Communications documents are incorporated by reference into this proxy statement/prospectus and are deemed to be a part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus:

Windstream filings with the SEC:

•	Annual Report on Form 10-K for the year ended December 31, 2008;

•	Proxy Statement on Schedule 14A filed March 23, 2009;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009;

•	Current Reports on Form 8-K filed with the SEC on February 6, 2009, May 11, 2009 and August 14, 2009; and

•	Description of the common stock of Windstream Corporation contained in the Registration Statement on Form S-4, filed with the SEC on February 28, 2006.

D&E Communications filings with the SEC:

•	Annual Report on Form 10-K for the year ended December 31, 2008;

•	Proxy Statement on Schedule 14A filed March 26, 2009;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009; and

•	Current Reports on Form 8-K filed with the SEC on March 26, 2009, May 11, 2009 and May 14, 2009.

All documents filed by Windstream and D&E Communications with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the initial filing date of this document and (i) in the case of Windstream, prior to the date the offering is terminated, and (ii) in the case of D&E Communications, prior to the date of the special meeting of D&E Communications shareholders to consider and vote on the merger agreement, are incorporated by reference into this proxy statement/prospectus and are part of this document from the date of filing.

You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing, by telephone or by e-mail from the appropriate company with the following contact information:

D&E Communications, Inc.:	Windstream Corporation:

Investor Relations P.O. Box 458 Ephrata, PA 17522 (717) 738-8422 investorrelations@decommunications.com	Investor Relations 4001 Rodney Parham Road Little Rock, Arkansas 72212 (866) 320-7922 windstream.investor.relations@windstream.com

If you would like to request any documents, please do so by September 17, 2009 in order to receive them before the special meeting.

Neither Windstream nor D&E Communications have authorized anyone to give any information or make any representation about the merger that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that are incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date and neither the mailing of this proxy statement/prospectus nor the issuance of Windstream common stock pursuant to the merger will create an implication to the contrary. All information contained in or incorporated by reference in this proxy statement/prospectus with respect to D&E Communications and its subsidiaries has been provided by D&E Communications. All information contained or incorporated by reference in this proxy statement/prospectus with respect to Windstream and its subsidiaries has been provided by Windstream. Neither Windstream nor D&E Communications warrants the accuracy of the information provided by the other party.

ANNEX A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

WINDSTREAM CORPORATION,

DELTA MERGER SUB, INC.

AND

D&E COMMUNICATIONS, INC.

MAY 10, 2009

ARTICLE I THE MERGER; EFFECTIVE TIME; CLOSING

1.1	The Merger	A-1
1.2	Effective Time	A-1
1.3	Effects of the Merger	A-2
1.4	Closing	A-2

ARTICLE II SURVIVING CORPORATION

2.1	Certificate of Incorporation	A-2
2.2	By-Laws	A-2
2.3	Directors	A-2
2.4	Officers	A-2

ARTICLE III MERGER CONSIDERATION; CONVERSION OR CANCELLATION OF SHARES IN THE MERGER

3.1	Share Consideration for the Merger; Conversion or Cancellation of Shares in the Merger	A-2
3.2	Exchange of Stock Certificates	A-3
3.3	No Further Rights or Transfers; Cancellation of Treasury Shares	A-5
3.4	Stock Options; Restricted Stock	A-5
3.5	Certain Company Actions	A-6
3.6	Withholding	A-6
3.7	No Dissenters Rights	A-6
3.8	Reservation of Shares	A-6

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY

4.1	Organization and Qualification	A-6
4.2	Capitalization	A-7
4.3	Subsidiaries	A-8
4.4	Authority Relative to This Agreement	A-8
4.5	Consents and Approvals; No Violation	A-8
4.6	SEC Reports; Financial Statements	A-9
4.7	Absence of Certain Changes or Events	A-11
4.8	Litigation	A-12
4.9	Information Supplied	A-12
4.10	Taxes	A-12
4.11	Employee Benefit Matters; ERISA Compliance	A-13
4.12	Environmental Laws and Regulations	A-15
4.13	Intellectual Property	A-15
4.14	Compliance with Laws and Orders	A-16
4.15	Voting Requirements	A-16
4.16	Certain Agreements	A-17
4.17	Material Contracts	A-17
4.18	Transactions with Affiliates	A-18
4.19	Licenses	A-18
4.20	Title to and Condition of Assets	A-19
4.21	State Takeover Statutes	A-19
4.22	Brokers and Finders	A-20

A-i

4.23	Opinion of Financial Advisor	A-20
4.24	No Other Representations or Warranties	A-20

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND NEWCO

5.1	Corporate Organization and Qualification	A-20
5.2	Capitalization	A-21
5.3	Authority Relative to This Agreement	A-21
5.4	Consents and Approvals; No Violation	A-21
5.5	SEC Reports; Financial Statements	A-22
5.6	Absence of Certain Changes or Events	A-24
5.7	Litigation	A-24
5.8	Information Supplied	A-24
5.9	Voting Requirements	A-24
5.10	Funding of Cash Consideration and Option Payment	A-24
5.11	Interim Operation of Newco	A-24
5.12	Brokers and Finders	A-24
5.13	PBCL Section 2538	A-24
5.14	Ownership of Company Common Stock	A-24
5.15	Dividend Practice	A-25
5.16	No Other Representations or Warranties	A-25

ARTICLE VI ADDITIONAL COVENANTS AND AGREEMENTS

6.1	Pre-Closing Covenants	A-25
6.2	No Solicitation of Transactions	A-28
6.3	Shareholders’ Meeting	A-30
6.4	Reasonable Efforts	A-31
6.5	Access to Information	A-33
6.6	Publicity	A-33
6.7	Indemnification of Directors and Officers	A-33
6.8	Employees	A-35
6.9	Tax Matters	A-37
6.10	Termination of Company ESPP and Company DRIP	A-38
6.11	Telephone Company Preferred Stock	A-38
6.12	Certain Notices	A-38
6.13	Company Dividends	A-38
6.14	Company 10b5-1 Plan	A-38
6.15	Parent Consulting Agreements	A-38

ARTICLE VII CONDITIONS TO CONSUMMATION OF THE MERGER

7.1	Conditions to Each Party’s Obligations to Effect the Merger	A-38
7.2	Conditions to the Company’s Obligations to Effect the Merger	A-39
7.3	Conditions to Parent’s and Newco’s Obligations to Effect the Merger	A-40
7.4	Failure of Conditions	A-40

ARTICLE VIII TERMINATION; AMENDMENT; WAIVER

8.1	Termination by Mutual Consent	A-41
8.2	Termination by Either Parent or the Company	A-41
8.3	Termination by Parent	A-41

A-ii

8.4	Termination by the Company	A-41
8.5	Effect of Termination	A-41
8.6	Extension; Waiver	A-42

ARTICLE IX MISCELLANEOUS AND GENERAL

9.1	Payment of Expenses	A-42
9.2	Survival of Representations and Warranties; Survival of Confidentiality	A-42
9.3	Modification or Amendment	A-43
9.4	Waiver of Conditions	A-43
9.5	Counterparts; Effectiveness	A-43
9.6	Governing Law	A-43
9.7	Notices	A-43
9.8	Entire Agreement; Assignment	A-44
9.9	Parties in Interest	A-44
9.10	Certain Definitions	A-44
9.11	Obligation of Parent	A-45
9.12	Validity	A-45
9.13	Captions	A-46
9.14	Specific Performance	A-46
9.15	Waiver of Jury Trial	A-46
9.16	Interpretation	A-46

A-iii

SCHEDULES

Schedule Number	Schedule Title
Schedule 4.2	Capitalization
Schedule 4.3(a)	Subsidiaries of the Company
Schedule 4.3(b)	Company Ownership of Capital Stock
Schedule 4.5(b)	Required Consents
Schedule 4.5(c)	Material Conflicts
Schedule 4.6(f)	Disclosure Controls and Procedures
Schedule 4.6(g)	SEC Comment Letters
Schedule 4.6(i)	Significant Deficiencies
Schedule 4.7	Absences of Certain Changes or Events
Schedule 4.7(d)	Changes in Compensation
Schedule 4.8	Litigation
Schedule 4.10	Taxes
Schedule 4.11(a)	List of Employee Benefit Plans
Schedule 4.11(c)	Restrictions on Termination/Amendment of Employee Benefit Plans
Schedule 4.11(d)	ERISA Plans
Schedule 4.11(e)	Labor Matters
Schedule 4.12(a)	Environmental Compliance
Schedule 4.13(b)	List of Trademarks
Schedule 4.13(c)	Trademark Claims
Schedule 4.14	Violation of Laws
Schedule 4.16	Agreements Triggered by Merger/Change of Control
Schedule 4.17	Material Contracts
Schedule 4.17(c)	Interconnection Agreements
Schedule 4.19	Licenses
Schedule 4.20	Title to and Condition of Assets
Schedule 5.2	Capitalization
Schedule 5.4(c)	Certain Violations
Schedule 5.5(a)	Parent SEC Reports
Schedule 5.5(g)	SEC Certifications
Schedule 5.5(i)	Internal Controls
Schedule 5.5(j)	Exchange Act Reporting by Subsidiaries
Schedule 6.1(a)	Post-Signing Actions Outside Ordinary Course
Schedule 6.4(c)	Certain Licenses to be Filed within Ten (10) Business Days
Schedule 6.8(a)	Description of Severance Plans, Practices and Policies
Schedule 6.8(b)(i)	List of Employees
Schedule 6.8(e)	List of Employees Subject to Employment Agreements/Individual Benefit Arrangements
Schedule 6.15	Consulting Agreements
Schedule 7.2(c)	Governmental Filings and Consents
Schedule 7.3(c)	Approvals

A-iv

TABLE OF DEFINITIONS

Term	Section
Acquisition Agreement	6.2(e)
Agreement	Opening Paragraph
Antitrust Division	6.4(b)
Board of Directors	Recitals
Board Recommendation	4.4(b)
Business Day or business day	9.10(a)
Cash Consideration	3.1(a)(ii)
Claim	6.7(c)
CLEC	4.17(a)(xiii)
Closing	1.4
Closing Market Price	3.1(a)(v)
Closing Price Determination Period	3.1(a)(v)
Code	Recitals
Company	Opening Paragraph
Company Adverse Recommendation Change	6.2(e)
Company Benefit Plans	4.11(a)
Company By-Laws	4.1
Company Charter	4.1
Company Common Stock	Recitals
Company Credit Agreement	9.10(b)
Company Disclosure Letter	Article IV
Company DRIP	4.2
Company ERISA Affiliate	4.11(c)
Company ESPP	4.2
Company Financial Advisor	4.22
Company Material Adverse Effect	9.10(c)
Company Material Contracts	4.17(a)
Company Option	3.4(a)
Company Property	4.20(a)
Company Registered IP	4.13(b)
Company Restricted Stock	3.4(b)
Company SEC Reports	4.6(a)
Company Shareholder Approval	4.15
Company Shares	Recitals
Company Stock Plan	3.4(a)
Competing Transaction	6.2(a)
Confidentiality Agreement	6.5
Continuing Employees	6.8(a)(i)
Contract Employees	6.8(b)(i)
Contracts	4.17(a)
Conversion Ratio	3.1(a)(ii)
DGCL	1.1
Directors Stock Plan	4.2
Effective Time	1.2
Employment Obligations	6.8(e)(i)
Environmental Laws	4.12(a)
ERISA	4.11(a)
Exchange	3.1(a)(v)
Exchange Act	3.5

A-v

Term	Section
Exchange Agent Agreement	3.2(a)
Exchange Agent	3.2(a)
Excluded Shares	Recitals
FCC	4.5(b)
FCC Rules	4.5(b)
FTC	6.4(b)
GAAP	4.6(b)
Government Entity or Governmental Entity	4.6(g)
HSR Act	4.5(b)
ILEC	4.17(a)(xiii)
Indemnified Party	6.7(c)
Intellectual Property	4.13(f)
Knowledge	9.10(d)
Laws	4.14
Letter of Transmittal	3.2(b)
Licenses	4.19(a)
Liens	4.3(a)
Merger	1.1
Merger Consideration	Recitals
Newco	Opening Paragraph
Newco By-Laws	2.2
Newco Charter	2.1
Non-Continuing Employees	6.8(b)(i)
Notice of Superior Competing Transaction	6.2(f)(4)
Option Payment	3.4(a)
Order	4.14
Ordinary Course of Business	9.10(e)
Outstanding Shares	3.1(a)(ii)
Parent	Opening Paragraph
Parent By-Laws	5.1
Parent Charter	5.1
Parent Common Stock	Recitals
Parent Companies	Recitals
Parent Disclosure Letter	Article V
Parent Material Adverse Effect	9.10(f)
Parent Representatives	6.5
Parent SEC Reports	5.5(a)
Parent Stock Consideration	3.1(a)(ii)
PAPUC	4.5(b)
PAPUC Rules	4.5(b)
PBCL	Recitals
Per Share Amount	3.1(a)(iii)
Person	9.10(g)
Registration Statement	6.3(b)
Representative	6.2(a)
Restructuring	6.4(e)
SEC	3.5
Securities Act	4.6(a)
Shareholders Meeting	6.3(a)(i)
SOX Act	4.6(d)
STIP	6.8(a)(iii)

A-vi

Term	Section
Subsidiary	9.10(h)
Superior Competing Transaction	6.2(b)
Surviving Corporation	1.1
Telephone Company Preferred Stock	4.2
Termination Date	8.2(b)
Termination Amount	8.5(b)
Title IV Plan	4.11(d)
Third Party	6.2(a)
UNEs	4.17(a)(xiii)
WARN	6.1(a)(xvii)

A-vii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 10, 2009, by and among Windstream Corporation, a Delaware corporation (“Parent”), Delta Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Newco”), and D&E Communications, Inc., a Pennsylvania corporation (the “Company”).

RECITALS

WHEREAS, the Board of Directors of the Company (the “Board of Directors”) has, subject to the conditions of this Agreement, determined that the Merger (as defined in Section 1.1 below) is in the best interests of the shareholders, employees, customers, suppliers, creditors of the Company and the communities in which offices of the Company are located and approved and adopted this Agreement and the transactions contemplated hereby in accordance with the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”); and

WHEREAS, the Board of Directors of each of the Company, Parent and Newco has approved this Agreement and the Merger, upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of common stock (“Company Common Stock”), par value $0.16 per share, of the Company immediately prior to the Effective Time (collectively, the “Company Shares”), other than Company Shares owned by Parent, Newco or any direct or indirect wholly-owned subsidiary of Parent (collectively, the “Parent Companies”) or held by the Company as treasury shares (collectively, the “Excluded Shares”), will be converted into the right to receive cash and shares of the common stock of Parent (the “Parent Common Stock”) (collectively, the “Merger Consideration”);

WHEREAS, Parent, Newco and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe various conditions to the Merger; and

WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, and intending to be legally bound, Parent, Newco and the Company hereby agree as follows:

ARTICLE I—THE MERGER; EFFECTIVE TIME; CLOSING

1.1 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.2 below), the Company and Newco shall, in accordance with the PBCL, consummate a merger (the “Merger”) in which the Company shall be merged with and into Newco and the separate corporate existence of the Company shall thereupon cease. The corporation surviving the Merger shall be governed by the laws of the State of Delaware and is sometimes hereinafter referred to as the “Surviving Corporation.” In accordance with Section 259 of the Delaware General Corporation Law (“DGCL”), all of the rights, privileges, powers, immunities, purposes and franchises of Newco and the Company shall vest in the Surviving Corporation and all of the debts, liabilities, obligations and duties of Newco and the Company shall become the debts, liabilities, obligations and duties of the Surviving Corporation.

1.2 Effective Time. As soon as practicable after the satisfaction or waiver of the conditions set forth in Article VII hereof, the appropriate parties hereto shall execute in the manner required by the PBCL and the DGCL and file with the Pennsylvania Department of State and Delaware Secretary of State appropriate articles of merger relating to the Merger, and the parties shall take such other and further actions as may be required by applicable Law (as defined in Section 4.14 below) to make the Merger effective. The time the Merger becomes effective in accordance with applicable Law is hereinafter referred to as the “Effective Time.”

1.3 Effects of the Merger. The Merger shall have the effects set forth in Section 1929 of the PBCL and Section 259 of the DGCL.

1.4 Closing. The closing of the Merger (the “Closing”) shall take place (a) at the offices of Barley Snyder, LLC, 126 East King Street, Lancaster, Pennsylvania, at 10:00 a.m. Eastern time as soon as practicable, but in no event later than the second Business Day following the date on which the last of the conditions set forth in Article VII hereof shall be fulfilled or waived in accordance with this Agreement or (b) at such other place, time and date as Parent and the Company may agree.

ARTICLE II—SURVIVING CORPORATION

2.1 Certificate of Incorporation. The certificate of incorporation of Newco (the “Newco Charter”), as in effect immediately prior to the Effective Time, shall become the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

2.2 By-Laws. The by-laws of Newco (the “Newco By-Laws”), as in effect immediately prior to the Effective Time, shall become the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law, except that references to the name of Newco shall be replaced by references to the name of the Surviving Company.

2.3 Directors. The directors of Newco at the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s articles of incorporation and by-laws.

2.4 Officers. The officers of Newco at the Effective Time shall, from and after the Effective Time, become the initial officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and by-laws.

ARTICLE III—MERGER CONSIDERATION; CONVERSION OR CANCELLATION

OF SHARES IN THE MERGER

3.1 Share Consideration for the Merger; Conversion or Cancellation of Shares in the Merger.

(a) Merger Consideration.

(i) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Newco, the Company, the Surviving Corporation or the holders of any Company Shares or the holders of any capital stock of Newco, each issued and outstanding Company Share (other than Excluded Shares which are addressed in Section 3.1(a)(iv)) shall, by virtue of the Merger, be converted into the right to receive, pursuant to Section 3.2, upon the surrender of the share certificates evidencing the Company Shares, the Parent Stock Consideration and the Cash Consideration, without interest thereon, and shall be automatically cancelled and extinguished, in accordance with Section 3.2 herein. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding shares of Company Common Stock or Parent Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number or amount contained herein which is based upon the number of shares of Company Common Stock or Parent Common Stock, as the case may be, will be appropriately adjusted to provide to Parent and the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event. For purposes of clarification, there shall be no adjustment to the Merger Consideration as a result of an exchange or issuance of Parent Common Stock which occurs in connection with an acquisition or merger by Parent in which Parent continues as the surviving corporation. As provided in Section 3.6, the right of any holder of a certificate of Company Common Stock to receive the Merger Consideration shall be subject to and reduced by the amount of any withholding under applicable tax Law.

(ii) Definitions. For purposes hereof, the following terms have the following respective meanings:

“Cash Consideration” means an amount per Company Share in cash equal to $5.00.

“Conversion Ratio” means 0.650.

“Outstanding Shares” means the aggregate number of Company Shares outstanding immediately prior to the Effective Time, but excluding the Excluded Shares, which number will not be greater than the number of shares outstanding on the date of this Agreement except as permitted in Section 6.1 herein.

“Parent Stock Consideration” means that number of shares of Parent Common Stock payable in the Merger for each Company Share at a rate of one share of Parent Common Stock multiplied by the Conversion Ratio.

(iii) No Fractional Shares. No fractional shares of Parent Common Stock shall be issued in connection with the Merger. In lieu of the issuance of any fractional share to which he would otherwise be entitled (taking into account all shares of Parent Company Stock exchanged by such holder), each former stockholder of Company shall receive in cash an amount equal to the fair market value of his fractional interest, which fair market value shall be determined by multiplying such fraction by the sum of (A) $5.00 and (B) the product of (I) the Conversion Ratio and (II) the Closing Market Price (the “Per Share Amount”).

(iv) Cancelled Company Shares. The Excluded Shares shall not be converted into Parent Common Stock and shall be automatically cancelled and cease to exist at the Effective Time.

(v) Closing Market Price. For purposes of this Agreement, the “Closing Market Price” shall be the average of the per share closing bid and asked prices for Parent Common Stock, calculated to two decimal places, for the ten (10) consecutive trading days immediately preceding the date which is two (2) business days before the Effective Time, as reported on the New York Stock Exchange (the “Exchange”), the foregoing period of ten (10) trading days being hereinafter sometimes referred to as the “Closing Price Determination Period”.

(b) At the Effective Time, each Company Share issued and outstanding and owned by any of the Parent Companies or any of the Company’s direct or indirect wholly owned Subsidiaries or authorized but unissued shares held by the Company immediately prior to the Effective Time shall cease to be outstanding, and shall be cancelled and retired without payment of any consideration therefor and shall cease to exist.

(c) At the Effective Time, each share of common stock of Newco issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation and shall be owned by Parent.

3.2 Exchange of Stock Certificates. Company Common Stock certificates (or evidence of shares in book entry form) shall be exchanged for certificates (or evidence of shares in book entry form) evidencing the Parent Stock Consideration and the Cash Consideration in accordance with the following procedures:

(a) Parent shall appoint Computershare Investor Services, LLC, as the Person to act as exchange agent under this Agreement (the “Exchange Agent”) and who shall serve pursuant to an agreement between Parent and the Exchange Agent (the “Exchange Agent Agreement”) that is approved by the Company. The Company’s approval of the Exchange Agent Agreement shall not be unreasonably withheld or delayed. At or prior to the Effective Time, Parent shall deliver to the Exchange Agent, in trust for the benefit of the holders of Company Shares, (i) certificates (or evidence of shares in book entry form) representing, as nearly as practicable, an aggregate number of shares of Parent Common Stock equal to the number of shares to be converted into Parent Common Stock and (ii) an amount in cash equal to the Cash Consideration to be paid to holders of Company Shares to be converted into the right to receive the Cash Consideration.

(b) As promptly as practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of Company Common Stock a form of letter of transmittal (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the certificates to the Exchange Agent and shall be in such form and have such other provisions (including customary provisions with respect to delivery of an “agent’s message” with respect to shares held in book-entry form) as Parent may specify subject to the Company’s reasonable approval), together with instructions thereto. Upon (i) in the case of shares of Company Common Stock represented by a certificate, the surrender of such certificate for cancellation to the Exchange Agent, or (ii) in the case of shares of Company Common Stock held in book-entry form, the receipt of an “agent’s message” by the Exchange Agent, in each case together with the Letter of Transmittal, duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such shares shall be entitled to receive (and the Exchange Agent shall deliver) (i) certificates (or electronic equivalents) representing the number of shares of Parent Common Stock into which such Company Shares shall have been converted in the Merger and (ii) a bank check for an amount equal to the Cash Consideration multiplied by the number of Company Shares to be converted.

(c) No dividends or distributions that have been declared, if any, with respect to Parent Common Stock with a record date after the Effective Time will be paid to Persons entitled to receive certificates (or electronic equivalents) for shares of Parent Common Stock until such Persons surrender their certificates (or electronic equivalents) for Company Shares in accordance with the procedure described in Section 3.2(b), at which time all such dividends and distributions shall be paid. In no event shall the Persons entitled to receive such dividends be entitled to receive interest on such dividends. If any certificate (or electronic equivalents) for such Parent Common Stock is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the certificate so surrendered shall be endorsed or shall otherwise be in proper form for transfer, and that the Person requesting such exchange shall pay to the Exchange Agent any transfer taxes or other taxes required by reason of issuance in a name other than the registered holder of the certificate (or electronic equivalent) surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of Company Shares for any Parent Common Stock or dividends thereon delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(d) In no event shall the holder of any such surrendered certificates (or electronic equivalents) be entitled to receive interest on any of the Cash Consideration to be received in the Merger except as set forth in any agreement between Parent and the Exchange Agent. If such check is to be issued in the name of a Person other than the Person in whose name the certificates (or electronic equivalents) surrendered for exchange therefor are registered, it shall be a condition of the exchange that the certificate so surrendered shall be endorsed or shall otherwise be in proper form for transfer, and that the Person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of issuance of such check to a Person other than the registered holder of the certificates (or electronic equivalents) surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of Company Shares for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(e) Any funds deposited with the Exchange Agent (including any interest received with respect thereto) that remains undistributed to the holders of Company Common Stock for 180 days after the Effective Time shall be delivered to Parent, upon demand, and any holder of Company Common Stock who has not theretofore complied with this Article III shall thereafter look only to Parent for payment of its claim for Merger Consideration, any cash in lieu of fractional shares and any dividends and distributions to which such holder is entitled pursuant to this Article III, in each case without any interest thereon. The Parent or the Exchange Agent shall be authorized to pay the Merger Consideration to any holder of Company Common Stock whose certificate has been lost or destroyed, upon receipt of appropriate indemnification and satisfactory evidence of ownership of the shares of Company Common Stock represented thereby.

(f) None of Parent, the Company, Newco or the Exchange Agent shall be liable to any Person in respect of any portion of the funds deposited with the Exchange Agent delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of such funds which remains undistributed to the holders of certificates of Company Common Stock for two years after the Effective Time (or immediately prior to such earlier date on which the funds would otherwise escheat to, or become the property of, any Government Entity), shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(g) The Exchange Agent shall invest any cash in the funds deposited with the Exchange Agent as directed by Parent. Any interest and other income resulting from such investments shall be paid to Parent.

3.3 No Further Rights or Transfers; Cancellation of Treasury Shares. Except for the right to surrender of the certificate(s) (or evidence of shares in book entry form) representing the Company Shares in exchange for the right to receive the Merger Consideration with respect to each Company Share and any cash in lieu of fractional shares of Parent Common Stock, at and after the Effective Time, all Company Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist at the Effective Time and each holder of Company Shares shall cease to have any rights as a shareholder of the Company, and no transfer of Company Shares shall thereafter be made on the stock transfer books of the Surviving Corporation. Each Company Share held in the Company’s treasury immediately prior to the Effective Time shall, by virtue of the Merger, be canceled and retired and cease to exist without any conversion thereof.

3.4 Stock Options; Restricted Stock.

(a) As of the Effective Time, each option (“Company Option”) which has been granted under the Company’s Amended and Restated 1999 Long Term Incentive Plan or 2008 Long-Term Incentive Plan or any predecessor plans thereto (collectively, the “Company Stock Plan”) and is outstanding at the Effective Time, whether or not then exercisable, will either, at the election of the holder of a Company Option made not less than ten (10) Business Days prior to the Effective Time: (A) be exchanged for, and the holder of each such Company Option will be entitled to receive, upon surrender of the Company Option for cancellation, cash in an amount equal to the number of shares of Company Common Stock covered by such Company Option multiplied by the excess, if any, of the Per Share Amount over the exercise price per share of such Company Option (the “Option Payment”), or (B) shall remain outstanding under the Company Stock Plan except that the holder of such Company Option will be entitled to receive Parent Common Stock Consideration upon exercise thereof on the following terms: (A) the number of shares of Parent Common Stock which may be acquired pursuant to such Company Stock Option shall be equal to the product of the number of shares of Company Common Stock covered by the Company Option multiplied by 1.2025; provided that any fractional share of Parent Common Stock resulting from such multiplication shall be rounded up to the nearest whole share; (B) the exercise price per share of Parent Common Stock shall be equal to the exercise price per share of Company Common Stock of such Company Option, divided by 1.2025, provided that such exercise price shall be rounded up to the nearest whole cent; (C) the duration and other terms of such Parent Stock Option shall be identical to the duration and other terms of such Company Option (giving effect to the terms of the Company Stock Option Plans or the Company Options providing for accelerated vesting as a result of the transactions contemplated by this Agreement) except that all references to Company shall be deemed to be references to Parent and its affiliates, where the context so requires, and shall remain exercisable until the stated expiration date of the corresponding Company Option. In the absence of an election by the holder of a Company Option, Company Options held by such holder shall be converted to cash and delivered to the holder of the Company Option.

(b) As promptly as reasonably practicable following the date of this Agreement, the Board of Directors (or, if appropriate, any committee thereof) shall adopt such resolutions or take such other actions as it may deem necessary to provide that, at the Effective Time, each share of restricted stock or stock equivalents under the Company Stock Plan outstanding under the Company Stock Plan (“Company Restricted Stock”) granted subject to vesting or other lapse restrictions pursuant to the Company Stock Plan which is outstanding immediately prior to the Effective Time shall vest and become free of such restrictions as of the Effective Time and, at the Effective Time, the holder of such share of Company Restricted Stock shall, subject to this Article III, be entitled to receive the Merger Consideration with respect to each such share of Company Restricted Stock.

3.5 Certain Company Actions. Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Company Shares (including derivative securities with respect to Company Shares) resulting from the transactions contemplated by Article III of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with the No Action Letter dated January 12, 1999 issued by the Securities and Exchange Commission (the “SEC”) to Skadden, Arps, Slate, Meagher & Flom LLP.

3.6 Withholding. The Exchange Agent or Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Shares such amounts as the Exchange Agent, Parent or the Surviving Corporation, as the case may be, is required to deduct and withhold with respect to such payment under the Code or any provisions of state, local or foreign tax law. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Shares in respect of which such deduction and withholding was made.

3.7 No Dissenters Rights. The Merger will not entitle any holder of Company Common Stock to any “dissenters rights” pursuant to Section 1930 of the PBCL.

3.8 Reservation of Shares. Parent agrees that (i) prior to the Effective Time, it will take appropriate action to reserve a sufficient number of authorized but unissued shares of Parent Common Stock to be issued in accordance with this Agreement, and (ii) at the Effective Time, Parent will issue shares of Parent Common Stock to the extent set forth in, and in accordance with, this Agreement.

ARTICLE IV—REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in any filed Company SEC Report (as defined in Section 4.6(a) below) since March 12, 2009 and prior to the date hereof (excluding any disclosures in such Company SEC Reports under the heading “Risk Factors” and any other disclosures of risks and uncertainties, including, without limitation, disclosures about potential regulatory developments, that are predictive and forward looking in nature and solely to the extent the relevance of the information disclosed in such Company SEC Reports to the representations and warranties set forth in this Article IV is readily apparent on its face) or as set forth in the disclosure letter (consisting of the Schedules hereto delivered by the Company) delivered by the Company to Parent on or prior to the date of this Agreement (the “Company Disclosure Letter”) it being understood that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to each other section or subsection of this Article IV to the extent that it is reasonably apparent that such information is relevant to such other section or subsection (to the extent any information disclosed in the Company SEC Reports conflicts with or is otherwise inconsistent with the information disclosed in the Company Disclosure Letter, the information disclosed in the Company Disclosure Letter shall control for purposes of qualifying the representations and warranties set forth in this Article IV) the Company represents and warrants to Parent and Newco as follows:

4.1 Organization and Qualification. Each of the Company and its Subsidiaries (as defined in Section 9.10 below) is a corporation or limited liability company, as applicable, duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization and is qualified to do business and in good standing as a foreign corporation or limited liability company in each jurisdiction where the properties owned, leased or operated or the business conducted by it require such qualification, except, in the case of any Subsidiary of the Company, where failure to so qualify or be in good standing, individually or in the aggregate, would not have and would not reasonably be expected to have a Company Material Adverse Effect (as defined in Section 9.10 below). Each of the Company and its Subsidiaries has all requisite organizational power and authority to own its properties and to carry on its business as it is now being conducted except where failure to have such power and authority would not have and would not reasonably be expected to have a Company Material Adverse Effect. The Company has heretofore made available to Parent complete and correct copies of its Amended and Restated Articles of Incorporation (the “Company Charter”) and By-Laws (the “Company By-Laws”), each as amended and in effect as of the date of this Agreement. The Company has heretofore delivered to Parent accurate and complete copies of (i) all minutes of meetings and actions by written consent of the respective boards of directors, or other governing body, of each of the Company and its Subsidiaries and all committees thereof from January 1, 2007 through date hereof, and (ii) all minutes of meetings and actions by written consent of the respective shareholders of each of the Company and its Subsidiaries from January 1, 2007 through the date hereof.

4.2 Capitalization. The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock, of which 14,419,226 shares were issued and outstanding as of April 24, 2009. In addition, 20,000 shares of preferred stock of Denver and Ephrata Telephone Company, Series A 4 1/2%, par value $100 cumulative, callable at par at the option of the Company are authorized, of which 14,456 shares were issued and outstanding as of Aril 24, 2009 (the “Telephone Company Preferred Stock”) and 2,000,000 shares of Class C preferred stock of Denver and Ephrata Telephone Company, par value $100 per share, are authorized of which no shares are issued or outstanding. All of the outstanding shares of capital stock of the Company (including the Telephone Company Preferred Stock) have been duly authorized and validly issued and are fully paid and nonassessable and are not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the PBCL, the Company Charter, the Company By-Laws or any Contract to which the Company is a party or otherwise bound. As of April 24, 2009, 1,706,695 of the Company Common Stock were reserved for issuance upon exercise of outstanding awards pursuant to the Company Stock Plan, 400,132 shares of the Company Common Stock were reserved for issuance under the Company’s Employee Stock Purchase Plan (“Company ESPP”), 222,695 shares of the Common Stock were reserved for issuance under the Company’s Dividend Reinvestment and Stock Purchase Plan (“Company DRIP”) and 52,401 shares of the Common Stock were reserved for issuance under the 2001 Stock Compensation Plan for Non-Employee Directors (the “Directors Stock Plan”). Except as set forth above and on Schedule 4.2, at the time of execution of this Agreement and at Closing, (i) no shares of capital stock or other voting securities of the Company or any of its Subsidiaries (whether or not vested) are issued, reserved for issuance or outstanding. Except for the Company Common Stock, there are no bonds, debentures, notes or other indebtedness or securities of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company or such Subsidiary may vote, and (ii) there are not any outstanding or authorized options, warrants, calls, rights (including preemptive rights), commitments or any other agreements of any character to which the Company is a party, or by which it may be bound, requiring it to issue, transfer, sell, purchase, redeem or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock of the Company or any of its Subsidiaries. There are no outstanding rights, commitments, agreements, arrangements or undertakings of any kind obligating the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or other voting securities of the Company or any of its Subsidiaries or any securities of the type described in this Section 4.2. The Telephone Company Preferred Stock is not convertible into Company Common Stock and holders thereof will not be legally or otherwise entitled to, and holders thereof will accordingly have no claim to, the Merger Consideration.

4.3 Subsidiaries.

(a) Schedule 4.3(a) lists each Subsidiary of the Company and, for each such Subsidiary, their respective jurisdiction of organization and record ownership of all issued and outstanding shares of capital stock of each such Subsidiary. All the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company have been validly issued and are fully paid and nonassessable and, except as set forth on Schedule 4.3(a), are owned, directly or indirectly, by the Company free and clear of all pledges, liens, charges, mortgages, encumbrances or security interests of any kind or nature whatsoever (collectively, “Liens”) and free of any other restriction (including restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests), except for restrictions imposed by applicable securities laws.

(b) Except as set forth in Schedule 4.3(b), and except for the capital stock of, or voting securities or equity interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or voting securities or equity interests in, or any interest convertible into or exchangeable for, any capital stock, or voting securities or equity interests in, any corporation, partnership, joint venture, association or other entity.

(c) Directors and officers of each of the Company’s Subsidiaries may be removed from office without cause pursuant each such Subsidiaries’ organizational documents.

4.4 Authority Relative to This Agreement.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly approved by the Board of Directors, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby other than, with respect to the Merger, the Company Shareholder Approval. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Newco, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(b) The Board of Directors has unanimously (i) approved and adopted this Agreement and the submission of this Agreement to the Company’s shareholders for approval and adoption; (ii) determined that this Agreement and the Merger are advisable and in the best interests of the shareholders, employees, customers, suppliers, creditors of the Company and the communities in which offices of the Company are located; and (iii) recommended that the Company’s shareholders approve and adopt this Agreement and the Merger (the “Board Recommendation”) and none of the aforesaid actions by the Board of Directors in clauses (i) and (iii) has been amended, rescinded or modified except as expressly permitted by Section 6.2 hereof.

4.5 Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will:

(a) conflict with or result in any breach of any provision of the respective Company Charter or Company By-Laws, each as amended, of the Company or any of its Subsidiaries;

(b) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (i) in connection with the applicable requirements of the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) the filing of the Proxy Statement and such current reports on Form 8-K under the Exchange Act as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, (iii) the filing of the articles of merger pursuant to the PBCL and the DGCL, (iv) filings and consents required by the Federal Communications Commission (the “FCC”) or the rules and regulations promulgated by the FCC

(the “FCC Rules”) and the Pennsylvania Public Utilities Commission (the “PAPUC”) or the rules and regulations promulgated by the PAPUC (the “PAPUC Rules”) in each case as described on Schedule 4.5(b), (v) such filings and consents required with local Governmental Entities (as defined in Section 4.6(g)) as described on Schedule 4.5(b) and (vi) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and would not materially and adversely affect the ability of the Company to consummate the transactions contemplated hereby or otherwise prevent or materially impede, interfere with, hinder or delay the consummation of the Merger;

(c) except as set forth in Schedule 4.5(c), conflict with, or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or lien or other charge or encumbrance) under any of the terms, conditions or provisions of any agreement, indenture, lease, instrument, permit, concession, franchise, license, understanding or undertaking or other instrument or obligation to which the Company or any Subsidiary of the Company or any of their assets may be bound, except for such violations, breaches and defaults (or rights of termination, cancellation or acceleration or lien or other charge or encumbrance) as to which requisite waivers or consents have been obtained or which individually or in the aggregate have not had and would not reasonably be expected to have a Company Material Adverse Effect; or

(d) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in this Section 4.5 are duly and timely obtained or made and, with respect to the Merger, the Company Shareholder Approval has been obtained, violate any order, award of an arbitrator, writ, injunction, decree, statute, rule or regulation applicable to the Company or any Subsidiary of the Company or to any of their respective assets, except for violations which individually or in the aggregate have not had and would not reasonably be expected to have a Company Material Adverse Effect.

4.6 SEC Reports; Financial Statements.

(a) The Company has furnished or filed all forms, reports and documents required to be furnished or filed by it with the SEC since January 1, 2007, pursuant to the federal securities laws and the SEC’s rules and regulations thereunder (such documents, together with any documents filed with the SEC during such period by the Company on a voluntary basis on a Current Report on Form 8-K, but excluding the Proxy Statement and the Registration Statement, being collectively referred to as the “Company SEC Reports”), all of which, as of their respective dates, complied in all material respects with all applicable requirements of the Exchange Act, the Securities Act of 1933, as amended (the “Securities Act”) or the SOX Act, respectively. Except to the extent that information contained in any such Company SEC Report has been revised, amended, supplemented or superseded by a subsequent Company SEC Report, none of the Company SEC Reports, including, without limitation, any financial statements or schedules included therein, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. To the Company’s Knowledge, as of the date hereof, none of the Company SEC Documents is the subject of ongoing SEC review.

(b) The consolidated balance sheets and the related consolidated statements of operations and cash flows (including the related notes thereto) of the Company included in the Company SEC Reports, as of their respective dates, complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a basis consistent with prior periods (except, in the case of unaudited interim statements, as otherwise noted therein), and present fairly, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of their respective dates, and the consolidated results of their operations and their cash flows for the periods presented therein (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments).

(c) Except as reflected or reserved against in the Company’s consolidated audited balance sheet at December 31, 2008, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect. The Company SEC Reports describe and the Company has delivered to Parent copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K promulgated under the Securities Act) effected by the Company or its Subsidiaries since PricewaterhouseCoopers LLP expressed its opinion with respect to the financial statements of the Company and its Subsidiaries included in the Company SEC Reports (including the related notes).

(d) PricewaterhouseCoopers LLP is and has been (x) since September 24, 2003, a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002 (the “SOX Act”)), (y) throughout the periods covered by such financial statements, “independent” with respect to the Company within the meaning of Regulation S-X, and (z) since May 6, 2003, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the related rules of the SEC and the Public Company Accounting Oversight Board. The Company SEC Reports describe the types of non-audit services performed by PricewaterhouseCoopers LLP for the Company and its Subsidiaries since January 1, 2002, other than non-audit services performed in connection with the transactions contemplated by this Agreement.

(e) The Company and each Subsidiary of the Company maintains accurate books and records reflecting its assets and liabilities and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) which provide assurance that (i) transactions are executed with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of the Company in conformity with GAAP; (iii) access to the Company’s assets is permitted only in accordance with management’s authorization; (iv) the reporting of the Company’s assets is compared with existing assets at regular intervals; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(f) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act; such controls and procedures are designed to ensure that all information concerning the Company and its Subsidiaries required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure to enable the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. Schedule 4.6(f) lists, and the Company has delivered to Parent copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such disclosure controls and procedures. To the Company’s Knowledge, except as set forth in the Company SEC Reports, each director and executive officer of the Company has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations thereunder since January 1, 2007. As used in this Section 4.6(f), the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC. None of the Company’s or any of its Subsidiary’s records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of the Company or such Subsidiary or their independent accountants.

(g) Each of the Chief Executive Officer and the Chief Financial Officer of the Company has signed, and the Company has furnished to the SEC, all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the SOX Act; such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and, except as set forth on Schedule 4.6(g), since January 1, 2007 neither the Company nor any of its officers has received notice from any federal, state, local or foreign government, any court, any administrative, regulatory (including any stock exchange) or other governmental agency, commission or authority (each, a “Government Entity” or “Governmental Entity”) questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications.

(h) The statements contained in all certifications filed with the SEC pursuant to Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the SOX Act were true as of the date thereof. None of the Company or any Subsidiary of the Company has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of the SOX Act.

(i) Except as set forth on Schedule 4.6(i), since January 1, 2007, none of the Company, the Company’s independent accountants, the Board of Directors or the audit committee of the Board of Directors has received any oral or written notification of any (x) “significant deficiency” in the internal controls over financial reporting of the Company, (y) “material weakness” in the internal controls over financial reporting of the Company or (z) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.

(j) None of the Subsidiaries of the Company is, or has at any time since January 1, 2006, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(k) Except as would not individually or in the aggregate have a Company Material Adverse Effect, the Company is in substantial compliance with the SOX Act.

4.7 Absence of Certain Changes or Events. Except as disclosed in the Company SEC Reports or as set forth on Schedule 4.7, since January 1, 2009 there has not been any event, occurrence, effect or circumstance which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. From January 1, 2009 to the date of this Agreement, each of the Company and Subsidiaries of the Company has conducted its respective business in the ordinary course in all material respects, and during such period there has not occurred:

(a) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any capital stock or voting securities of, or other equity interests in, the Company or the capital stock or voting securities of, or other equity interests in, any of the Subsidiaries of the Company (other than (x) regular quarterly cash dividends in an amount not exceeding $0.125 per share of Company Common Stock and (y) dividends or other distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent) or any repurchase for value by the Company of any capital stock or voting securities of, or other equity interests in, the Company or the capital stock or voting securities of, or other equity interests in, any of the Subsidiaries of the Company;

(b) any incurrence of material indebtedness for borrowed money or any guarantee of such indebtedness for another Person, or any issue or sale of debt securities, warrants or other rights to acquire any debt security of the Company or any Subsidiary of the Company other than the issuance of commercial paper or draws on existing revolving credit facilities in the ordinary course of business;

(c) (i) any transfer, lease, license, sale, mortgage, pledge or other disposal or encumbrance of any of the Company’s or the Company’s Subsidiaries’ property or assets outside of the ordinary course of business consistent with past practice with a fair market value in excess of $500,000 or (ii) any acquisitions of businesses, whether by merger, consolidation, purchase of property or assets or otherwise;

(d) (i) except as set forth on Schedule 4.7(d), any granting by the Company or any Subsidiary of the Company to any current or former director or officer of the Company or any Subsidiary of the Company of any material increase in compensation, bonus or fringe or other benefits or any granting of any type of compensation or benefits to any such Person not previously receiving or entitled to receive such type of compensation or benefits, except in the ordinary course of business consistent with past practice or as was required under any Company Benefit Plan in effect as of January 1, 2009, (ii) except as set forth on Schedule 4.7(d), any granting by the Company or any Subsidiary of the Company to any Person of any severance, retention, change in control or termination compensation or benefits or any material increase therein, except with respect to new hires and promotions in the ordinary course of business and except as was required under any Company Benefit Plan in effect as of January 1, 2009, or (iii) any entry into or adoption of any material Company Benefit Plan or any material amendment of any such material Company Benefit Plan;

(e) any change in accounting methods, principles or practices by the Company or any Subsidiary of the Company, except insofar as may have been required by a change in GAAP;

(f) any material elections or changes thereto with respect to taxes by the Company or any Subsidiary of the Company or any settlement or compromise by the Company or any Subsidiary of the Company of any material tax liability or refund, other than in the ordinary course of business; or

(g) since April 24, 2009, issued, granted, sold, pledged or transferred or agreed or proposed to issue, grant, sell, pledge or transfer any shares of its capital stock, stock options, warrants, securities or rights of any kind or rights to acquire any such shares, securities or rights, other than Company Common Stock issued pursuant to the Company ESPP, Company DRIP and Directors Stock Plan to employees and directors of the Company in the ordinary course of business consistent with past practice.

4.8 Litigation. Except as set forth on Schedule 4.8, there is no legal action, suit, complaint, arbitration or other legal, administrative or other governmental investigation, inquiry or proceeding (whether federal, state, local or foreign) pending or, to the Knowledge of the Company, threatened against or affecting the Company, any of its Subsidiaries or any of their respective properties, assets, business, or governmental approvals before any Governmental Entity or arbitrator of competent jurisdiction, which, individually or in the aggregate, could reasonably be expected (a) to have a Company Material Adverse Effect, (b) to materially and adversely affect the ability of the Company to carry out the Merger or the transactions contemplated by this Agreement, or (c) to delay, materially interfere with, prevent or otherwise make unduly burdensome, the Merger or the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction, rule or order of any nature of any Governmental Entity or arbitrator outstanding or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries having or which would be reasonably expected to have any such effect. Neither the Company nor any of its Subsidiaries have received any written notice of any condemnation or eminent domain proceeding affecting any owned or leased real property, and, to the Knowledge of the Company, no such action or proceeding has been threatened.

4.9 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement will, at the date it is first mailed to each of the Company’s shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Newco for inclusion or incorporation by reference therein.

4.10 Taxes. Except as which have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) Tax Returns.

(i) For all years for which the applicable statutory period of limitation has not expired, the Company has timely and properly filed, and will through the date of the Closing timely and properly file, all material federal, state, local and foreign tax returns (including but not limited to income, franchise, sales, payroll, employee withholding and social security and unemployment) which were or (in the case of returns not yet due but due on or before the date of the Closing, taking into account any valid extension of the time for filing) will be required to be filed.

(ii) Except as set forth in Schedule 4.10, the Company has paid all taxes (including interest and penalties) and withholding amounts owed by it.

(iii) Except as set forth in Schedule 4.10, no material, unpaid tax deficiencies have been proposed or assessed against the Company, and no material tax deficiencies, whether paid or unpaid, have been proposed or assessed against the Company.

(iv) Except as set forth in Schedule 4.10, the Company is not liable for any taxes attributable to any other Person, whether by reason of being a member of another affiliated group, being a party to a tax-sharing agreement, as a transferee or successor, or otherwise.

(b) Within the past two years, neither the Company nor any Subsidiary of the Company has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(c) Neither the Company nor any Subsidiary of the Company has been a party to a transaction that constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations thereunder (or a similar provision of state law).

(d) Neither the Company nor any Subsidiary of the Company has taken any action or knows of any fact that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(e) Except as set forth in Schedule 4.10, the Company has not consented to any extension of the statute of limitation with respect to any open federal, state or local tax returns.

(f) Except as set forth in Schedule 4.10, there are no tax Liens upon any property or assets of the Company except for liens for current taxes not yet due and payable.

(g) Withholding Taxes.

(i) The Company has properly withheld and timely paid substantially all withholding and employment taxes which it was required to withhold and pay relating to salaries, compensation and other amounts heretofore paid to its employees or other Persons.

(ii) All federal and state payroll withholding tax forms including Forms W-2, 941 and 1099 required to be filed with respect thereto have been timely and properly filed.

(h) Other Representations. Except as set forth in Schedule 4.10, the Company has and will not be subject to an obligation to withhold taxes for “golden parachute payments” per the provisions of Section 280G or Section 4999 of the Code.

4.11 Employee Benefit Matters; ERISA Compliance.

(a) Schedule 4.11(a) lists all employee benefit plans, programs, arrangements, funds, policies, practices, or contracts and employment agreements with respect to which, through which, or under which the Company or any of its Subsidiaries has any material liability to provide benefits or compensation to or on behalf of employees, former employees, or independent contractors of the Company or any of its Subsidiaries, whether formal or informal, whether or not written, including any employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), any multiemployer plan (as defined in Section 3(37) and Section 4001(a)(3) of ERISA), and any stock purchase, stock option, severance, employment, change in control, fringe benefit, collective bargaining, bonus, incentive, or deferred compensation arrangement (collectively, the “Company Benefit Plans”). The Company has made available to the Parent a true and complete copy of the following documents, if applicable, with respect to each Company Benefit Plan: (i) all documents setting forth the terms of the Company Benefit Plan, or if there are no such documents evidencing the Company Benefit

Plan, a full description of the Company Benefit Plan, (ii) the ERISA summary plan description and any other written summary of plan provisions provided to participants or beneficiaries for each such Company Benefit Plan, (iii) the annual report (Form 5500 series), required under ERISA or the Code, filed for the most recent plan year and most recent financial statements or periodic accounting of related plan assets with respect to each Company Benefit Plan, and (iv) the most recent favorable determination letter, opinion, or ruling from the Internal Revenue Service for each Company Benefit Plan, the assets of which are held in trust, to the effect that such trust is exempt from federal income Tax.

(b) Each Company Benefit Plan has at all times been maintained, by its terms and in operation in all material respects, in accordance with the Code, ERISA, and other applicable Law. Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, and any related trust that is intended to be tax-exempt under Section 501(a) of the Code, has received a favorable determination letter from the Internal Revenue Service to the effect that such plan is qualified under the Code and such trust is tax-exempt, and any such determination letter remains in effect and has not been revoked. The Company is not aware of any reason why any such determination should be revoked or not reissued. All contributions required to be made prior to Closing under the terms of each Company Benefit Plan, the Code, ERISA, or other applicable Law have been or will be timely made, and adequate reserves have been provided for by the Company with respect to all accrued benefits attributable to service on or prior to the Closing.

(c) Except as disclosed in Schedule 4.11(c), each Company Benefit Plan may be amended or terminated at any time without any obligation or liability other than for benefits accrued prior to such amendment or termination, or as required to be vested pursuant to applicable Law as a result of such amendment or termination. There are no actions, audits, suits, or claims which are pending or, to the Knowledge of the Company threatened, against any Company Benefit Plan, except claims for benefits made in the ordinary course of the operation of such plans that, if adversely determined, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is subject to any material liability, tax, or penalty whatsoever to any Person whomsoever as a result of the Company or any of its Subsidiaries engaging in a prohibited transaction under ERISA or the Code. To the Knowledge of the Company, no event has occurred and no condition exists that would subject the Company, either directly or by reason of its affiliation with any trade or business (whether or not incorporated) which together with the Company is treated as a single employer under Section 414(b), (c), (m), or (o) of the Code (“Company ERISA Affiliate”), to any material liability, tax, or penalty imposed by ERISA, the Code, or other applicable Law.

(d) Except as disclosed in Schedule 4.11(d), neither the Company nor any Company ERISA Affiliate maintains, nor has at any time established or maintained, nor has at any time been obligated to make, or made, contributions to or under any plan subject to Title IV of ERISA (a “Title IV Plan”). No “accumulated funding deficiency,” as defined in Section 412 of the Code, has been incurred with respect to any Title IV Plan or Company Benefit Plan subject to such Section 412, whether or not waived. No “reportable event,” within the meaning of Section 4043 of ERISA, and no event described in Sections 4062 or 4063 of ERISA, has occurred in connection with any Company Benefit Plan. Neither the Company nor any Company ERISA Affiliate thereof has (i) engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA or (ii) incurred, or reasonably expects to incur prior to the Effective Time (a) any liability under Title IV of ERISA arising in connection with the termination of, or a complete or partial withdrawal from, any Title IV Plan or (b) any liability under Section 4971 of the Code that in either case could become a liability of Parent or any of its Affiliates after the Effective Time. None of the Company or any of the Company ERISA Affiliates make contributions or has any obligation to make contributions to any multiemployer plan (as defined in Section 3(37) of ERISA).

(e) Except as set forth on Schedule 4.11(e), neither the Company nor any of its Subsidiaries is a party to or is bound by any labor or collective bargaining agreement, and to the Knowledge of the Company, there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of the Company or any of its Subsidiaries.

(f) There are no strikes, work slowdowns, work stoppages, lockouts, arbitrations, grievances, unfair labor practice charges or complaints pending or, to the Knowledge of the Company, threatened with respect to the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has experienced any such strikes, slowdowns, work stoppages, lockouts, arbitrations, grievances, unfair labor practice charges or complaints within the past three years, that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries is in compliance with all applicable Laws relating to labor, employment, termination of employment or similar matters and has not engaged in any unfair labor practices or similar prohibited practices except in each case for any instances of noncompliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(g) Each “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) sponsored, maintained or participated in by the Company or any of its Subsidiaries (or to which the Company or any of its Subsidiaries is (or was) a party) at any time since January 1, 2005 has been operated and administered since January 1, 2005, in all material respects, in good faith compliance with Section 409A of the Code and any guidance issued by the United States Treasury Department or the Internal Revenue Service thereunder (including IRS Notice 2005-1 and the proposed Treasury regulations issued on September 29, 2005), to the extent applicable to such plan.

4.12 Environmental Laws and Regulations.

(a) Except as set forth in Schedule 4.12(a), (i) the Company and each of its Subsidiaries is in compliance with all applicable federal, state, local and foreign laws and regulations relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) (collectively, “Environmental Laws”), except where the failure to comply would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) neither the Company nor any of its Subsidiaries has received written notice of, or is the subject of, any action, cause of action, claim, investigation, demand or notice by any Person alleging liability under or non-compliance with any Environmental Law which have or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and the Subsidiaries of the Company have obtained and are in compliance, in all material respects, with all permits issued pursuant to any Environmental Laws applicable to the Company, the Subsidiaries of the Company and the properties used by the Company and the Subsidiaries of the Company in the operation of their business and all such permits are valid and in good standing and will not be subject to modification or revocation as a result of the transactions contemplated by this Agreement.

(c) There have been no releases of any hazardous material that have had or that could reasonably be expected to form the basis of any claim for violation of any Environmental Laws against the Company or any of the Subsidiaries of the Company or against any Person whose liabilities for such claims the Company or any of the Subsidiaries of the Company has, or may have, retained or assumed, either contractually or by operation of Law.

(d) Neither the Company nor any of the Subsidiaries of the Company has retained or assumed, either contractually or by operation of law, any liabilities or obligations that could reasonably be expected to form the basis of any claim for violation of any Environmental Laws against the Company or any of the Subsidiaries of the Company.

4.13 Intellectual Property.

(a) Except where the failure to own or license such Intellectual Property (as defined below) would not have or would not reasonably be expected to have a Company Material Adverse Effect, the Company or its Subsidiaries are the owner of, or a licensee under a valid license for, all items of Intellectual Property used in the operation of the business of the Company and its Subsidiaries as currently conducted, taken as a whole, including, without limitation, trade names, trademarks and service marks, brand names, patents and copyrights.

(b) Schedule 4.13(b) sets forth a true and complete list of all registered trademarks and servicemarks, registrations and applications for registration of trademarks and servicemarks owned by the Company or its Subsidiaries (such Intellectual Property, “Company Registered IP”). All Company Registered IP is valid, enforceable, in full force and effect and has not been abandoned or canceled, and no claims are pending or, to the Knowledge of the Company, have been threatened challenging the validity of Company Registered IP or the Company’s and its Subsidiaries’ ownership thereof.

(c) Except as disclosed on Schedule 4.13(c), there are no claims pending or, to the Company’s Knowledge, threatened, that the Company or any Subsidiary of the Company is in violation of any Intellectual Property rights of any third party which have had or which could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) To the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating the rights of the Company or any of the Subsidiaries of the Company with respect to the Intellectual Property used in the operation of their respective businesses, except for such infringement, misappropriation or violation that, individually or in the aggregate, would not have and would not reasonably be expected to have, a Company Material Adverse Effect.

(e) No prior or current employee or officer or any prior or current consultant or contractor of the Company or any of the Subsidiaries of the Company has asserted or, to the Knowledge of the Company, has any ownership in any Intellectual Property rights used by the Company or any of the Subsidiaries of the Company in the operation of their respective businesses, except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) For the purposes of this Agreement, “Intellectual Property” shall mean trademarks, service marks, brand names, slogans, certification marks, trade dress, Internet domain names, e-mail domain names and other indications of origin, the goodwill associated with the foregoing and the registrations in any jurisdiction in the United States or any other jurisdiction throughout the world of, and applications in any such jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas and improvements thereto, whether patentable or not and whether reduced or not reduced to practice, in any such jurisdiction; patents, applications for patents (including divisions, continuations, continued prosecution applications, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any such jurisdiction; know-how, trade secrets and confidential information and rights in any such jurisdiction to limit the use or disclosure thereof by any Person; writings and other works, whether copyrightable or not, in any such jurisdiction; and registrations or applications for registration of copyrights in any such jurisdiction, and any renewals or extensions thereof.

4.14 Compliance with Laws and Orders. Except as set forth in Schedule 4.14, and except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Subsidiary of the Company is in violation of or in default under any law, statute, rule or regulation having the effect of law of the United States or any state, county, city or other political subdivision thereof or of any government or regulatory authority, including all applicable rules, regulations, directives or policies of the FCC, state regulators or any other Governmental Entity, including, without limitation, laws related to privacy, data protection or the collection and use of personal information, (collectively, “Laws”), or writ, judgment, decree, injunction or similar order of any governmental or regulatory authority, in each case, whether preliminary or final (an “Order”), applicable to the Company or any Subsidiary of the Company or any of their respective assets and properties. To the Knowledge of the Company, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, no action, demand or investigation by or before any Governmental Entity is pending or threatened alleging that the Company or any Subsidiary of the Company is not in compliance with any applicable Law or Order.

4.15 Voting Requirements. The affirmative vote of a majority of the outstanding shares of Company Common Stock entitled to vote thereon at the Shareholders Meeting or any adjournment or postponement thereof to adopt this Agreement (the “Company Shareholder Approval”) is the only vote of the holders of any class or series of capital stock of the Company necessary for the Company to adopt this Agreement, the Merger and the transactions contemplated hereby and thereby. No shareholder of the Company or any of its Subsidiaries shall be entitled to perfect dissenters,’ appraisal or similar rights in connection with the Merger and the transactions contemplated hereby.

4.16 Certain Agreements. Except as set forth in Schedule 4.16, neither the Company nor any of its Subsidiaries is a party to any oral or written agreement or plan, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, or the value of any of the benefits of which will be calculated, by the execution and delivery of this Agreement, the obtaining of the Company Shareholder Approval or the consummation of the Merger or any other transaction contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time). Except as described in Schedule 4.16 or except as would not reasonably be expected to have a Company Material Adverse Effect, the execution and delivery of this Agreement, the obtaining of the Company Shareholder Approval or the consummation of the Merger or any other transaction contemplated by this Agreement will not constitute a “change of control” under, require the consent from or the giving of notice to any third party pursuant to, or accelerate the vesting or repurchase rights under, the terms, conditions or provisions of any loan or credit agreement, note, bond, mortgage, indenture, license, lease, contract, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound. Except as set forth in Schedule 4.16, there are no amounts payable by the Company or its Subsidiaries to any officers of the Company or its Subsidiaries (in their capacity as officers) as a result of the execution and delivery of this Agreement, the obtaining of the Company Shareholder Approval or the consummation of the Merger or any other transaction contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time).

4.17 Material Contracts.

(a) Schedule 4.17 lists all written or oral contracts, agreements, leases, instruments or legally binding contractual commitments (“Contracts”) that are of a type described below (collectively, the “Company Material Contracts”):

(i) any Contract with a customer of the Company or its Subsidiaries or with any entity that purchases goods or services from the Company or its Subsidiaries for consideration paid to the Company or its Subsidiaries of $500,000 or more in any fiscal year;

(ii) any Contract for capital expenditures or the acquisition or construction of fixed assets in excess of $500,000;

(iii) any Contract for the purchase or lease of goods or services (including without limitation, equipment, materials, software, hardware, supplies, merchandise, parts or other property, assets or services), requiring aggregate future payments in excess of $500,000, other than standard inventory purchase orders executed in the ordinary course of business;

(iv) each loan and credit agreement, Contract, note, debenture, bond, indenture, mortgage, security agreement, pledge, or other similar agreement pursuant to which any material indebtedness of the Company or any of the Subsidiaries of the Company is outstanding or may be incurred;

(v) any collective bargaining or other arrangement with any labor union;

(vi) any Contract granting a first refusal, first offer or similar preferential right to purchase or acquire any of the Company’s capital stock or assets;

(vii) any Contract limiting, restricting or prohibiting the Company or any Subsidiary of the Company from conducting business anywhere in the United States or elsewhere in the world or any Contract limiting the freedom of the Company or any Subsidiary of the Company to engage in any line of business or to compete with any other Person;

(viii) any joint venture, partnership or similar Contract;

(ix) any Contracts requiring future payments of $500,000 or more;

(x) any written employment Contract, severance agreement or other similar binding agreement or policy with any employee of the Company or member of the Board of Directors;

(xi) each agreement, Contract, understanding or undertaking relating to the disposition or acquisition by the Company or any of the Subsidiaries of the Company, with obligations remaining to be performed or liabilities continuing after the date of this Agreement, of any material business or any material amount of assets other than in the ordinary course of business;

(xii) each material hedge, collar, option, forward purchasing, swap, derivative, or similar agreement, Contract, understanding or undertaking;

(xiii) any interconnection and related commercial agreements between incumbent local exchange carriers (“ILECs”) and the Company’s competitive local exchange carrier (“CLEC”) and the CLEC affiliates, including the general terms, conditions and pricing for any unbundled network elements (“UNEs”), collocation or other network facilities or services needed to provide CLEC service in the Company’s CLEC markets; and

(xiv) all “material contracts” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act.

(b) The Company has made available to Parent a true and complete copy of each written Company Material Contract, including all amendments or other modifications thereto. Except as set forth in Schedule 4.17, (i) each Company Material Contract is a valid and legally binding obligation of the Company or a Subsidiary of the Company, enforceable against the Company or a Subsidiary of the Company and, to the Knowledge of the Company, against the other parties thereto, as the case may be, in accordance with its terms, subject only to bankruptcy, reorganization, receivership or other laws affecting creditors’ rights generally and general principles of equity (whether applied in an action at law or in equity), (ii) each such Company Material Contract is in full force and effect, and (iii) none of the Company or any of the Subsidiaries of the Company is (with or without notice or lapse of time, or both) in breach or default under any such Company Material Contract and, to the Knowledge of the Company, no other party to any such Company Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder.

(c) Except as set forth on Schedule 4.17(c), the Company represents and warrants that all interconnection and related commercial agreements between ILECs and the Company’s CLEC and the CLEC affiliates, including the Company’s CLEC and applicable CLEC vendors, network providers other than ILECs and CLEC customers, are transferable or assignable to Parent, Newco and their affiliates under the same general terms, conditions and pricing. To the Knowledge of the Company, the Company is not aware of any material pricing increases planned by the underlying ILECs that would significantly change the economics of its CLEC operations.

4.18 Transactions With Affiliates. Except as disclosed in the Company SEC Reports, there are no transactions, agreements or understandings of the type that would be required to be disclosed by the Company under Item 404 of Regulation S-K under the 1933 Act.

4.19 Licenses.

(a) Schedule 4.19 sets forth a complete and accurate list of (i) all Governmental Approvals issued by the FCC and the PAPUC held by the Company and its Subsidiaries required for the Company and its Subsidiaries to operate their business in the ordinary course, and (ii) all other material regulatory permits, approvals, licenses and other authorizations, including franchises, ordinances and other agreements granting access to public rights of way, issued or granted to the Company or any Subsidiary of the Company by a Governmental Entity that are required for the Company and each Subsidiary of the Company to conduct its business, as presently conducted (the “Licenses”). Schedule 4.19 also identifies the type of such License and the entity holding such License or approval.

(b) Each License is valid and in full force and effect and has not been suspended, revoked, canceled or adversely modified, except where the failure to be in full force and effect, or the suspension, revocation, cancellation or modification of which would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No License is subject to (i) any conditions or requirements that have not been imposed generally upon licenses in the same service, or (ii) any pending regulatory proceeding or judicial review before a Governmental Entity, unless such pending regulatory proceeding or judicial review would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has no Knowledge of any event, condition or circumstance that would preclude any License from being renewed in the ordinary course (to the extent that such License is renewable by its terms), except where the failure to be renewed would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The licensee of each License is in compliance with each License and has fulfilled and performed all of its obligations with respect thereto, including all reports, notifications and applications required by the Telecommunications Act of 1996 or the FCC Rules or similar rules, regulations, policies, instructions and orders of the PAPUC, and the payment of all regulatory fees and contributions, except (i) for exemptions, waivers or similar concessions or allowances and (ii) where such failure to be in compliance, fulfill or perform its obligations or pay such fees or contributions would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.20 Title to and Condition of Assets.

(a) Each of the Company and its Subsidiaries has good title to, or valid leasehold interests in, all its material properties and assets (the “Company Property”), except for minor defects in title, easements, restrictive covenants and similar encumbrances or impediments that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Schedule 4.20, all such assets and properties, other than assets and properties in which the Company or any of the subsidiaries has leasehold interests, are free and clear of all Liens, except for Liens on Company Properties that, individually or in the aggregate, do not materially impair and would not reasonably be expected to materially impair, the continued use and operation of such material Company Property to which they relate in the conduct of the Company and the Subsidiaries of the Company respective business as presently conducted and Liens on other Company Properties that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company and each of its Subsidiaries has complied in all material respects with the terms of all leases to which it is a party and under which it is in occupancy, and all such leases are valid and in full force and effect. The Company and each of its Subsidiaries enjoys peaceful and undisturbed possession of the properties or assets purported to be leased under all such leases.

(c) Except as set forth in Schedule 4.20, to the Knowledge of the Company, the buildings and premises of the Company and each of its Subsidiaries that are used in its business are adequate and sufficient to support the operations of the Company and the Subsidiaries of the Company, and are in adequate operating condition and in a state of adequate maintenance and repair, normal wear and tear excepted, are adequate for the purpose for which they are currently being used and have access to adequate utility services necessary for the conduct of the business, in each case, except where the failure of such adequacy or to be in such condition would not have and would not reasonably be expected to have a Company Material Adverse Effect. All items of operating equipment of the Company and its Subsidiaries are adequate and sufficient to support the operations of the Company and the Subsidiaries of the Company and are in adequate operating condition and in a state of reasonable maintenance and repair, ordinary wear and tear excepted, in each case, except where the failure of such adequacy or to be in such condition would not have and would not reasonably be expected to have a Company Material Adverse Effect.

4.21 State Takeover Statutes. The Company has taken or will take all the action necessary to exempt this Agreement, the Merger and the other transactions contemplated by this Agreement from the provisions of

Subchapters D (Section 2538), E and F of Chapter 25 of the PBCL to the extent, if any, such Subchapters would otherwise be applicable to this Agreement, the Merger and the other transactions contemplated by this Agreement. No provision of the Company Charter or the Company By-Laws or other governing instruments of the Company or any of its Subsidiaries would, directly or indirectly, restrict or impair the ability of Newco or its Affiliates to vote, or otherwise to exercise the rights of a shareholder with respect to, securities of the Company or any of its Subsidiaries that may be acquired or controlled by Newco or its Affiliates or permit any shareholder to acquire securities of the Company on a basis not available to Newco in the event that Newco were to acquire securities of the Company.

4.22 Brokers and Finders. Except for the fees and expenses payable by the Company to Credit Suisse Securities (USA) LLC (the “Company Financial Advisor”), which fees and expenses are reflected in its agreement with the Company, the Company has not retained any investment banker, broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.

4.23 Opinion of Financial Advisor. The Company Financial Advisor has delivered to the Board of Directors its written opinion (or oral opinion to be confirmed in writing), to the effect that, as of the date of such opinion and based upon and subject to the matters set forth therein, the Merger Consideration to be received by holders of the Company Shares (other than as set forth in such opinion), is fair, from a financial point of view, to such holders.

4.24 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, neither the Company nor any Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement.

ARTICLE V—REPRESENTATIONS AND WARRANTIES OF PARENT AND NEWCO

Except as disclosed in any filed Parent SEC Report (as defined in Section 5.5(a) below) since February 19, 2009 and prior to the date hereof (excluding any disclosures in such Parent SEC Reports under the heading “Risk Factors” and any other disclosures of risks and uncertainties, including, without limitation, disclosures about potential regulatory developments, that are predictive and forward looking in nature and solely to the extent the relevance of the information disclosed in such Parent SEC Reports to the representations and warranties set forth in this Article V is readily apparent on its face) or as set forth in the disclosure letter (consisting of the Schedules hereto delivered by Parent) delivered by Parent to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”) it being understood that any information set forth in one section or subsection of the Parent Disclosure Letter shall be deemed to apply to each other section or subsection of this Article V to the extent that it is reasonably apparent that such information is relevant to such other section or subsection (to the extent any information disclosed in the Parent SEC Reports conflicts with or is otherwise inconsistent with the information disclosed in the Parent Disclosure Letter, the information disclosed in the Parent Disclosure Letter shall control for purposes of qualifying the representations and warranties set forth in this Article V) the Parent represents and warrants to the Company as follows:

5.1 Corporate Organization and Qualification. Each of Parent and its Subsidiaries (as defined in Section 9.10 below) is a corporation or limited liability company, as applicable, duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization and is qualified to do business and in good standing as a foreign corporation or limited liability company in each jurisdiction where the properties owned, leased or operated or the business conducted by it require such qualification, except, in the case of any Subsidiary of Parent, where failure to so qualify or be in good standing, individually or in the aggregate, would not have and would not reasonably be expected to have a Parent Material Adverse Effect (as defined in Section 9.10 below). Each of Parent and its Subsidiaries has all requisite organizational power and authority to own its properties and to carry on its business as it is now being conducted except where failure to have such power and authority would not have and would not reasonably be expected to have a Parent Material Adverse Effect. Parent and Newco have heretofore made available to the Company complete and correct copies of its Amended and Restated Certificate of Incorporation (the “Parent Charter”) and By-Laws (the “Parent By-Laws”), with respect to Parent, and the Newco Charter and Newco By-Laws with respect to Newco, each in effect as of the date of this Agreement.

5.2 Capitalization. As of the date hereof, the authorized capital stock of Parent consists of 1,000,000,000 shares of Parent Common Stock, of which, as of April 30, 2009, 436,753,317 shares were issued and outstanding; and 200,000,000 shares of preferred stock of which, as of the date hereof, no shares were issued and outstanding. All of the outstanding shares of capital stock of Parent have been duly authorized and validly issued and are fully paid and nonassessable, and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Parent Charter, the Parent By-Laws or any Contract to which Parent is a party or otherwise bound. As of April 30, 2009, 3,561,141 shares of Parent Common Stock were reserved for issuance upon exercise of outstanding awards pursuant to the Windstream 2006 Equity Incentive Plan. Except as set forth above and on Schedule 5.2, there are not, as of the date hereof, any outstanding or authorized options, warrants, calls, rights (including preemptive rights), commitments or any other agreements of any character to which Parent is a party, or by which it may be bound, requiring it to issue, transfer, sell, purchase, redeem or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock of Parent or any of its Subsidiaries. The shares of Parent Common Stock to be issued to shareholders of the Company as part of the Merger Consideration in the Merger will be, when issued, duly authorized, validly issued, fully paid and nonassessable.

5.3 Authority Relative to This Agreement. Each of Parent and Newco has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement and the consummation by Parent and Newco of the transactions contemplated hereby have been duly and validly approved by Parent and Newco’s boards of directors, and no other corporate proceedings on the part of Parent or Newco are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Newco and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of Parent and Newco, enforceable against Parent and Newco in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

5.4 Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by Parent and Newco nor the consummation by Parent and Newco of the transactions contemplated hereby will:

(a) conflict with or result in any breach of any provision of the Parent Charter or the Parent By-Laws, or the Newco Charter or Newco Bylaws;

(b) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (i) in connection with the applicable requirements of the HSR, (ii) pursuant to the applicable requirements of the Exchange Act, (iii) the filing of the articles of merger pursuant to the PBCL and the DGCL, (iv) any filings with and approvals required under the rules and regulations of the New York Stock Exchange, (v) such filings and consents as may be required by the FCC or the FCC Rules and the PAPUC or the PAPUC Rules, or (vi) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and would not materially and adversely affect the ability of the Parent to consummate the transactions contemplated hereby or otherwise prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

(c) except as set forth in Schedule 5.4(c), conflict with, or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or lien or other charge or encumbrance) under any of the terms, conditions or provisions of any agreement, indenture, lease, instrument, permit, concession, franchise, license, understanding or undertaking or other instrument or obligation to which Parent or any Subsidiary of Parent or any of their assets may be bound, except for such violations, breaches and defaults (or rights of termination, cancellation or acceleration or lien or other charge or encumbrance) as to which requisite waivers or consents have been obtained or which individually or in the aggregate have not had and would not reasonably be expected to have a Parent Material Adverse Effect; or

(d) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in this Section 5.4 are duly and timely obtained or made, violate any order, award of an arbitrator, writ, injunction, decree, statute, rule or regulation applicable to the Parent or any Subsidiary of the Parent or to any of their respective assets, except for violations which individually or in the aggregate have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

5.5 SEC Reports; Financial Statements.

(a) Parent has furnished or filed all forms, reports and documents required to be furnished or filed by it with the SEC since January 1, 2007, pursuant to the federal securities laws and the SEC’s rules and regulations thereunder (such documents, together with any documents filed with the SEC during such period by Parent on a voluntary basis on a Current Report on Form 8-K, but excluding the Proxy Statement and the Registration Statement, being collectively referred to as the “Parent SEC Reports”), all of which, as of their respective dates, complied in all material respects with all applicable requirements of the Exchange Act, the Securities Act or the SOX Act, respectively. Except to the extent that information contained in any such Parent SEC Report has been revised, amended, supplemented or superseded by a subsequent Parent SEC Report, none of the Parent SEC Reports, including, without limitation, any financial statements or schedules included therein, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Except as set forth on Schedule 5.5, to the Parent’s Knowledge, as of the date hereof, none of the Parent SEC Documents is the subject of ongoing SEC review.

(b) The consolidated balance sheets and the related consolidated statements of operations and cash flows (including the related notes thereto) of the Parent included in the Parent SEC Reports, as of their respective dates, complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a basis consistent with prior periods (except, in the case of unaudited interim statements, as otherwise noted therein), and present fairly, in all material respects, the consolidated financial position of the Parent and its consolidated Subsidiaries as of their respective dates, and the consolidated results of their operations and their cash flows for the periods presented therein (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments).

(c) Except as reflected or reserved against in the Parent’s consolidated audited balance sheet at December 31, 2008, neither the Parent nor any of its Subsidiaries has any liabilities or obligations of any nature that, individually or in the aggregate, have had or would reasonably be expected to have a Parent Material Adverse Effect.

(d) PricewaterhouseCoopers LLP is and has been (x) since September 24, 2003, a registered public accounting firm (as defined in Section 2(a)(12) of the SOX Act, (y) throughout the periods covered by such financial statements, “independent” with respect to Parent within the meaning of Regulation S-X, and (z) since May 6, 2003, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the related rules of the SEC and the Public Parent Accounting Oversight Board. The Parent SEC Reports describe the types of non-audit services performed by PricewaterhouseCoopers LLP for Parent and its Subsidiaries since January 1, 2002.

(e) The Parent and each Subsidiary of Parent maintains accurate books and records reflecting its assets and liabilities and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) which provide assurance that (i) transactions are executed with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of Parent in conformity with GAAP; (iii) access to Parent’s assets is permitted only in accordance with management’s authorization; (iv) the reporting of Parent’s assets is compared with existing assets at regular intervals; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(f) The Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act; such controls and procedures are designed to ensure that all information concerning Parent and its Subsidiaries required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Parent, as appropriate, to allow timely decisions regarding required disclosure to enable the chief executive officer and chief financial officer of Parent to make the certifications required under the Exchange Act with respect to such reports. To Parent’s Knowledge, except as set forth in Parent SEC Reports, each director and executive officer of Parent has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations thereunder since January 1, 2007. As used in this Section 5.5(f), the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC. None of Parent’s or any of its Subsidiary’s records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of Parent or such Subsidiary or their independent accountants.

(g) Each of the chief executive officer and the chief financial officer of Parent has signed, and Parent has furnished to the SEC, all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the SOX Act; such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and, except as set forth on Schedule 5.5(g), neither Parent nor any of its officers has received notice from any Governmental Entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications.

(h) The statements contained in all certifications filed with the SEC pursuant to Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the SOX Act were true as of the date thereof. None of Parent or any Subsidiary of Parent has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of the SOX Act.

(i) Except as set forth in the Parent SEC Reports, since January 1, 2007, none of Parent, Parent’s independent accountants, the Board of Directors or the audit committee of the Board of Directors has received any oral or written notification of any (x) “significant deficiency” in the internal controls over financial reporting of Parent, (y) “material weakness” in the internal controls over financial reporting of Parent or (z) fraud, whether or not material, that involves management or other employees of Parent who have a significant role in the internal controls over financial reporting of Parent.

(j) None of the Subsidiaries of Parent are, or have at any time since January 1, 2007, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(k) Except as would not individually or in the aggregate have a Parent Material Adverse Effect, Parent is in substantial compliance with the SOX Act.

5.6 Absence of Certain Changes or Events. Except as disclosed in the Parent SEC Reports or as set forth in the Parent Disclosure Letter, since January 1, 2009, there has not been any event, occurrence, effect or circumstance which, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

5.7 Litigation. Except as disclosed in the Parent SEC Reports, there is no legal action, suit, complaint, arbitration or other legal, administrative or other governmental investigation, inquiry or proceeding (whether federal, state, local or foreign) pending or, to the Knowledge of Parent, threatened against or affecting Parent, any of its Subsidiaries or any of their respective properties, assets, business, or governmental approvals before any Governmental Entity or arbitrator of competent jurisdiction, which, individually or in the aggregate, could reasonably be expected (a) to have a Parent Material Adverse Effect, (b) to materially and adversely affect the ability of Parent to carry out the Merger or the transactions contemplated by this Agreement, or (c) to delay, materially interfere with, prevent or otherwise make unduly burdensome, the Merger or the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction, rule or order of any nature of any Governmental Entity or arbitrator outstanding or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries having or which would be reasonably expected to have any such effect.

5.8 Information Supplied. None of the information supplied or to be supplied by Parent or Newco for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Proxy Statement will, at the date it is first mailed to each of the Company’s shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by Parent or Newco with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein.

5.9 Voting Requirements. No vote of the holders of any class or series of capital stock of Parent is necessary for Parent to adopt this Agreement or to approve the transactions contemplated hereby.

5.10 Funding of Cash Consideration and Option Payment. Parent or Newco will have available at the Effective Time all funds, and no financing is necessary, to fund the Cash Consideration and Option Payment.

5.11 Interim Operations of Newco. Newco was formed solely for the purpose of engaging in the transactions contemplated hereby and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

5.12 Brokers and Finders. Except for the fees and expenses payable by Parent to Stephens Inc. and Goldman, Sachs & Co., which fees and expenses are reflected in its agreement with Parent, Parent has not retained any investment banker, broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.

5.13 PBCL Section 2538. Other than by reason of this Agreement or the transactions contemplated hereby, neither Parent nor Newco is an “interested shareholder” (as defined in Section 2538 of the PBCL) of the Company.

5.14 Ownership of Company Common Stock. Neither Parent nor Newco beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder), or will prior to the date of the Closing beneficially own, any Company Common Stock, or is, or will prior to the date of the

Closing become, a party to any contract, arrangement or understanding (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of any of the shares of Company Common Stock.

5.15 Dividend Practice. As of the date hereof, Parent’s board of directors has adopted a current dividend practice for the payment of quarterly cash dividends at a rate of $0.25 per share of the its common stock and has not changed this practice since the last dividend declaration date.

5.16 No Other Representations or Warranties. Except for the representations and warranties contained in this Article V, neither Parent, Newco nor any Person on behalf of Parent or Newco makes any express or implied representation or warranty with respect to Parent, Newco or any of its Subsidiaries in connection with the transactions contemplated by this Agreement.

ARTICLE VI—ADDITIONAL COVENANTS AND AGREEMENTS

6.1 Pre-Closing Covenants.

(a) The Company agrees that during the period from the date of this Agreement to the Effective Time (unless Parent shall otherwise provide prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed) and except as otherwise contemplated by this Agreement or as set forth in Schedule 6.1(a), the Company will, and will cause each of its Subsidiaries to, conduct their respective businesses in the ordinary course of business, and shall use commercially reasonable efforts to preserve intact their current business organizations, goodwill, rights and franchises keep available the service of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it. Without limiting the generality of the foregoing, and except as otherwise permitted in this Agreement, as set forth in Schedule 6.1(a) or as may be required by applicable Laws, prior to the Effective Time, neither the Company nor any of its Subsidiaries will, without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed):

(i) except for shares of Company Common Stock issued or delivered upon the exercise of Company Options outstanding on the date hereof in accordance with their terms in existence as of the date of this Agreement, issue, grant, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (A) any additional shares of capital stock of any class, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock of the Company, any of its Subsidiaries or any successor thereto, or (B) any other securities in respect of, in lieu of, or in substitution for, shares of the Company Common Stock outstanding on the date hereof;

(ii) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any outstanding capital stock of the Company or its Subsidiaries or any securities convertible into or exercisable for any shares of capital stock of the Company or any of its Subsidiaries;

(iii) split, combine, subdivide or reclassify any capital stock of the Company or its Subsidiaries or declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution in respect of any capital stock of the Company or its Subsidiaries or otherwise make any payments to shareholders of the Company or its Subsidiaries in their capacity as such, other than dividends by a wholly owned Subsidiary of the Company to the Company or any of its Subsidiaries; provided, however, that the Company shall be permitted to make regular quarterly cash dividends in an amount not exceeding $0.125 per share of Company Common Stock except that the first quarterly dividend made after the Company adjusts its dividend record and payment dates pursuant to Section 6.13 shall be prorated to reflect a dividend for the period covered by the declaration based on an annual dividend rate of $0.50 per share;

(iv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger or a merger of Subsidiaries);

(v) amend the Company Charter or Company By-Laws or other organizational documents or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any Subsidiary;

(vi) make any material acquisition, by means of merger, consolidation or otherwise, or any material disposition, of assets or securities of any business or corporation, partnership, joint venture or other business organization or division thereof;

(vii) make capital expenditures that are not consistent in timing and amount with past practice, incur any indebtedness or guarantee any such indebtedness or make any loans, advances or capital contributions to, or investments in, any other Person, other than to the Company or any Subsidiary of the Company;

(viii) pay or agree to pay any pension, retirement allowance or other employee benefit not required or contemplated by any of the existing benefit, severance, termination, pension or employment plans, agreements or arrangements as in effect on the date hereof to any such director or officer, whether past or present;

(ix) except as set forth on Schedule 6.1(a), (A) enter into any new or materially amend any existing employment or severance or termination agreement with any current or former director or officer; (B) grant any increases in the compensation of any of its directors or officers, except in the ordinary course of business; (C) increase or commit to increase the compensation of any employee (other than officers and directors) of the Company or any of its Subsidiaries, or pay or commit to pay any bonus, profit sharing or other similar payment to such Persons, in each case other than (i) merit increases consistent with past practice of the Company prior to fiscal year 2009 (in terms of frequency, timing and amount) or (ii) with respect to employees other than officers and directors, isolated merit salary increases or bonuses not in the context of any broad-based plan or program; (D) grant or commit to grant to any employee, officer, shareholder, director, consultant or agent of the Company or any of its Subsidiaries any new or modified severance, change of control, termination, retention or similar arrangement or increase or accelerate any benefits payable under its severance, retention or termination pay policies in effect on the date hereof; or (E) except in the ordinary course of business consistent with past practice or as may be required to comply with applicable Laws, become obligated under any new pension plan, welfare plan, multiemployer plan, employee benefit plan, severance plan, benefit arrangement, or similar plan or arrangement, which was not in existence on the date hereof, or amend any such plan or arrangement in existence on the date hereof if such amendment would have the effect of materially enhancing any benefits thereunder;

(x) make any material tax election, change any material tax election already made, file any amended tax returns or settle or compromise any material federal, state, local or foreign income tax liability;

(xi) make any change in its accounting principles or methods except insofar as may be required by a change in GAAP or change the independent public accountants of the Company and its Subsidiaries;

(xii) (x) pay, discharge or satisfy any material claims (including claims of shareholders), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), except for the payment, discharge or satisfaction of liabilities or obligations in the ordinary course of business consistent with past practice or in accordance with their terms as in effect on the date hereof, or (y) waive, release, grant, or transfer any rights of material value or modify or change in any material respect any existing material license, lease, contract or other document, other than in the ordinary course of business consistent with past practice;

(xiii) enter into or amend any collective bargaining agreement or other agreement with any labor organization, union or association outside the ordinary course of business consistent with past practice and in consultation with Parent;

(xiv) settle or compromise any litigation (whether or not commenced prior to the date of this Agreement) other than settlements or compromises of litigation where the settlement is limited solely to monetary payment and the release of claims and the amount paid (after giving effect to insurance proceeds actually received) in settlement or compromise does not exceed $250,000, provided that the aggregate amount paid in connection with the settlement or compromise of all such litigation matters shall not exceed $500,000;

(xv) (i) other than in the ordinary course of business consistent with past practice or as expressly permitted by this Agreement, terminate, renew, amend or modify in any material respect, or fail to enforce any material provision of, any Company Material Contract or (ii) enter into any Company Material Contract not in the ordinary course of business consistent with past practice and not terminable by the Company or any of its Subsidiaries party thereto without penalty on notice of ninety (90) days or less;

(xvi) except as required in connection with the transactions contemplated hereby, take any action that will create a requirement to make a filing, registration or application with, or seek the waiver, consent or approval of, the FCC, the PAPUC or any other state public service or public utilities commission or any other Government Entity other than in the ordinary course of business consistent with past practice or in response to filings initiated by such Government Entities or other parties, or discontinue or withdraw any authorized service or voluntarily relinquish any License or institute any proceeding with respect to, or otherwise materially change, amend, or supplement any of its tariffs on file with the FCC, the PAPUC or any other state public service or public utilities commission, except as required by applicable Law;

(xvii) effectuate a “plant closing” or “mass layoff,” as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988 (“WARN”), affecting in whole or in part any site of employment, facility, operating unit or employee of the Company or any Subsidiary, without notifying the Parent or its Affiliates in advance and without complying with the notice requirements and other provisions of WARN;

(xviii) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations;

(xix) any agreement, contract or binding commitment with a video content provider requiring fixed payments after the date hereof under any such agreement exceeding $250,000 per year or which is not terminable without penalty upon less than 12 months’ notice;

(xx) take any action or fail to take any action which could reasonably be expected to result in a breach of any representation warranty or covenant hereunder;

(xxi) make or agree to make a cash contribution to any pension plan maintained by the Company or any of its Subsidiaries;

(xxii) enter into, amend or modify any hedge, collar, option, swap, forward, future or derivative transaction or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions in each case other than ordinary course of business consistent with past practice and in consultation with Parent; or

(xxiii) authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

(b) Parent shall not, without the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed):

(i) adopt any amendments to its Parent Charter or Parent By-Laws which would alter the terms of the Parent Common Stock;

(ii) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent (other than with respect to the Merger or in connection with other Parent acquisitions);

(iii) adopt any amendments to its Parent Charter or otherwise alter its capital structure except as may be required by law, the rules and regulations of the SEC or Exchange or in order to increase the number of shares of Parent Common Stock;

(iv) authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

(v) take any action or fail to take any action which could reasonably be expected to result in a material breach of any material representation, material warranty or material covenant hereunder.

6.2 No Solicitation of Transactions.

(a) The Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any officer, director or employee of, or any investment banker, attorney or other advisor or representative (a “Representative”) of, the Company or any Subsidiary to, directly or through another Person, (A) solicit or initiate, or knowingly encourage, or take any other action designed to, or which could reasonably be expected to, lead to or facilitate, directly or indirectly, any inquiries relating to, or the submission of (i) any proposal or offer, whether in writing or otherwise, from any Person other than Parent, Newco or any affiliates thereof (a “Third Party”) to acquire, directly or indirectly in one transaction or a series of transactions, beneficial ownership (as defined under Rule 13(d) promulgated under the Exchange Act) of assets or businesses that constitute 15% or more of either the revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or 15% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 15% of the consolidated assets of the Company pursuant to a merger, consolidation or other business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange, reorganization, sale of shares of stock, sale of assets, tender offer, exchange offer or similar transaction or series of related transactions, or (ii) any other substantially similar transaction or series of related transactions that would reasonably be expected to prevent or materially impair or delay the consummation of the transactions contemplated by this Agreement (a “Competing Transaction”); (B) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information or afford access to the properties, books or records of the Company or any Subsidiary of the Company, or otherwise cooperate in any way with, any Person relating to or in connection with a Competing Transaction or otherwise knowingly facilitate any effort or attempt by any Person to make or implement a Competing Transaction; (C) enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or similar document, agreement or commitment with respect to any Competing Transaction, approve or recommend or resolve to approve or recommend any Competing Transaction or enter into any agreement requiring it to abandon, terminate or fail to consummate the Merger and the other transactions contemplated by this Agreement; or (D) waive, amend, modify or grant any release under any standstill or similar agreement or confidentiality agreement relating to a Competing Transaction (other than the Confidentiality Agreement) to which the Company or any of its Subsidiaries is a party. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any Subsidiary of the Company or any Representative of the Company or any Subsidiary of the Company shall be a breach of this Section 6.2(a) by the Company. The Company shall immediately cease and cause to be terminated all existing activities, discussions or negotiations with any Person conducted heretofore with respect to any Competing Transaction and request the prompt return or destruction of all confidential information previously furnished.

(b) Notwithstanding the foregoing subsection (a) or anything else in this Agreement to the contrary, if the Company receives a bona fide, written proposal or offer for a Competing Transaction by a Third Party at any time prior to obtaining the Company Shareholder Approval, which the Company’s Board determines in good faith (after consultation with the Company’s outside legal counsel and financial advisor) may reasonably be likely to result in a transaction that, if consummated, would result in such Third Party (or its shareholders) owning, directly or indirectly, more than 50% of the shares of Company Common Stock then outstanding (or of the shares of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or all or substantially all the assets of the Company on terms more favorable to the shareholders of the Company from a financial point of view than the terms set forth in this Agreement (as the same may be amended or supplemented by Parent from time to time) and is reasonably capable of being consummated on the terms so proposed (taking into account all the terms and conditions of such proposal, all financial, legal, regulatory and other aspects of such proposal and this Agreement) (a “Superior Competing Transaction”), then the Company may, in response to an unsolicited request therefor and subject to compliance with Section 6.2, (A) furnish confidential information with respect to the Company and its Subsidiaries to the Third Party proposing such Competing Transaction (and its Representatives) pursuant to a customary confidentiality agreement not materially more favorable to such Person than the confidentiality provisions of the Confidentiality Agreement, provided that all such information has previously been provided to the Parent and Newco or is provided to the Parent and Newco prior to or concurrently with the time it is provided to such Person, and (B) participate in discussions and negotiations with the Third Party proposing such Competing Transaction (and its Representatives) regarding such Competing Transaction; if and only to the extent that (1) prior to taking such actions outlined in (A) and (B) above, the Company’s Board of Directors determines in good faith (after taking into account advice of outside counsel) that it is required to do so in order for the Board of Directors to comply with its fiduciary obligations to the Company’s shareholders under applicable Law, (2) prior to providing any information to any Person or entering into discussions or negotiations with any Person, the Company’s Board of Directors notifies Parent promptly of any such inquiry, proposal or offer received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, the Company, any Subsidiary of the Company or any of their respective Representatives indicating, in connection with such notice, the material terms and conditions of the Competing Transaction and the identity of the Person making such Competing Transaction, and (3) the Competing Transaction was not solicited after the date hereof and was made after the date hereof and did not otherwise result from a breach of this Section 6.2. The Company agrees that it shall keep Parent reasonably informed, on a current basis, of the status and material terms of any such proposals or offers and the status of any such discussions or negotiations and will notify Parent promptly of any determination by the Company’s Board of Directors that a Superior Competing Transaction has been made. The Company and its Subsidiaries will immediately cease and cause their respective Representatives to cease any and all existing activities, discussions or negotiations regarding a Competing Transaction made prior to the date hereof, or which could reasonably be expected to lead to a Superior Competing Transaction, with any parties previously contacted; provided that the Company may inform such parties that this Agreement has been entered into.

(c) Nothing contained in this Section 6.2 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to its shareholders if, in each case, in the good faith judgment of the Board of Directors, with the advice of outside counsel, making such disclosure to the Company’s shareholders is required under applicable Law; provided, however, that in no event shall the Company or its Board of Directors take, or agree or resolve to take, any action prohibited by Section 6.2.

(d) In addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 6.2, the Company shall promptly advise the Parent and Newco in writing of any Competing Transaction or any request for material nonpublic information relating to the Company or any Subsidiary of the Company or for access to the properties, books or records of the Company or any Subsidiary of the Company by any Person related to or in connection with a Competing Transaction or which could reasonably be expected to lead to a Competing Transaction, identifying the material terms and conditions of any such Competing Transaction or request (including any material changes thereto) and the identity of the Person making any such Competing Transaction or request. The Company shall keep the Parent and Newco informed in all material respects of the status and details (including any material change to the terms thereof) of any Competing Transaction.

(e) The Board of Directors shall not (i) (a) withdraw (or amend or modify in a manner adverse to the Parent or Newco), or publicly propose or resolve to withdraw (or amend or modify in a manner adverse to the Parent or Newco), the Board Recommendation, the Merger or the other transactions contemplated by this Agreement or (b) adopt or recommend, or propose publicly to adopt or recommend, any Competing Transaction (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) adopt or recommend, or publicly propose to adopt or recommend, or allow the Company or any Subsidiary to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar contract constituting or related to, or that is intended to or could reasonably be expected to lead to, any Competing Transaction (other than a confidentiality agreement expressly permitted by in Section 6.2(b)) (an “Acquisition Agreement”).

(f) Notwithstanding the foregoing, at any time prior to obtaining the Company Shareholder Approval and subject to prior compliance with Section 6.2(b), the Board of Directors may (x) make a Company Adverse Recommendation Change or (y) cause the Company to terminate this Agreement pursuant to Section 8.4(b) if:

(1) an unsolicited Competing Transaction that the Board of Directors reasonably determines (after consultation with the Company’s outside counsel and financial advisors) constitutes a Superior Competing Transaction was made after the date hereof and not withdrawn;

(2) the Board of Directors determines in good faith (after taking into account advice of outside counsel) that, in light of such Superior Competing Transaction, the making of a Company Adverse Recommendation Change or termination this Agreement is required in order for the Board of Directors to comply with its fiduciary obligations to the Company’s shareholders under applicable Law;

(3) neither the Company, its Subsidiaries nor any of their respective Representatives shall have violated any of the restrictions set forth in Section 6.2 in any material respect;

(4) the Company delivers written notice to Parent (a “Notice of Superior Competing Transaction”) advising Parent that the Board of Directors intends to take such action and specifying the reasons therefor, including the material terms and conditions of any Superior Competing Transaction that is the basis of the proposed action by the Board of Directors (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Competing Transaction shall require a new Notice of Superior Competing Transaction and a new five Business Day period), and after the fifth Business Day following delivery of the Notice of Superior Competing Transaction to Parent the Board of Directors continues to determine in good faith that the Competing Transaction constitutes a Superior Competing Transaction; and

(5) in the event of termination of this Agreement (a) the Company pays to Parent the amount specified in Section 8.5(b) at or prior to such termination and (b) the Company enters into an Acquisition Agreement to effect the Superior Competing Transaction concurrent with such termination.

6.3 Shareholders’ Meeting.

(a) The Company, acting through the Board of Directors, shall:

(i) duly call, give notice of, convene and hold a special meeting of its shareholders (the “Shareholders Meeting”), to be held as soon as practicable after the date hereof, for the purpose of obtaining the Company Shareholder Approval and the Company shall not adjourn or postpone the Shareholders Meeting if there are sufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders Meeting and the Company believes such shares will be voted in number sufficient to approve and adopt this Agreement and the Merger (the Company’s obligation to call, give notice of and hold the Shareholders Meeting in accordance with this Section 6.3 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Competing Transaction or other Competing Transaction, or by any withdrawal or modification of the Board Recommendation);

(ii) include in the Proxy Statement the Board Recommendation;

(iii) use all commercially reasonable efforts to prepare and file with the SEC the Proxy Statement as soon as reasonably practicable following the date hereof; provided that prior to the filing of the Proxy Statement, the Company shall consult with Parent with respect to such filings and shall afford Parent reasonable opportunity to comment thereon;

(iv) obtain and furnish the information required to be included by it in the Registration Statement and, after consultation with Parent and Newco and affording them the opportunity to comment thereon, respond promptly to any comments made by the SEC with respect to the Proxy Statement and cause the Proxy Statement to be mailed to its shareholders at the earliest practicable time following the date hereof, and

(v) use its reasonable best efforts to obtain the Company Shareholder Approval.

(b) Parent shall promptly prepare, with the cooperation and assistance of (and after review by) the Company and its counsel and accountant, and file with the SEC a registration statement (the “Registration Statement”) for the purpose of registering under the Securities Act the shares of Parent Common Stock to be issued to stockholders of the Company under the provisions of this Agreement. Parent shall provide a draft of the Registration Statement of the Company and its counsel for comment and review at least ten (10) business days in advance of the anticipated filing date.

(c) Except as may be required by Law, no amendment or supplement to the Proxy Statement or the Registration Statement will be made by Parent or the Company without the approval of the other party, which will not be unreasonably withheld or delayed. Parent and the Company each will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon or requests for additional information by the SEC.

(d) Parent shall promptly prepare and submit to the Exchange a listing application covering the shares of Parent Common Stock issuable in the Merger, and shall use commercially reasonable efforts to obtain, prior to the Effective Time of the Merger, approval for the listing of such Parent Common Stock, subject to official notice of issuance, and the Company shall cooperate with Parent with respect to such listing.

6.4 Reasonable Efforts.

(a) Subject to the terms and conditions herein provided, each of the parties hereto shall use all reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using its reasonable best efforts to obtain all necessary or appropriate waivers, consents and approvals, to effect all necessary registrations, filings and submissions (including, but not limited to, (i) filings under the HSR Act and any other submissions requested by the FCC, the PAPUC, Federal Trade Commission or Department of Justice, (ii) the authorizations, consents, orders and approvals referred set forth on Schedule 4.5(b) and any other licenses, permits, consents, approvals, authorizations, qualifications and orders of federal, state, and local

Governmental Entities and parties to contracts with the Company or any of its Subsidiaries as are required in connection with the consummation of the transactions contemplated hereby, and (iii) such filings, consents, approvals, orders registrations and declarations as may be required under the laws of any foreign country in which the Company or any of its Subsidiaries, Parent or Newco conducts any business or owns any assets) and to lift any injunction or other legal bar to the Merger (and, in such case, to proceed with the Merger as expeditiously as possible). Further, each party hereto agrees to furnish to each other such information and assistance and to consult with respect to the terms of any registration, filing, application or undertaking as reasonably may be requested in connection with the foregoing.

(b) Without limiting the generality of the foregoing, each party hereto shall (i) make the filings required of it or any of its Affiliates under the HSR Act in connection with this Agreement and the transactions contemplated hereby as promptly as practicable following the date of this Agreement, but in any event, not later than the earlier of (A) the legal deadline for such filings under HSR, and (B) twenty (20) days following the date hereof, (and each such filing shall request early termination of the waiting period imposed by the HSR Act), (ii) comply at the earliest practicable date and after consultation with the other Parties hereto with any request for additional information or documentary material received by it or any of its Affiliates from the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “Antitrust Division”) or any other Governmental Entity, (iii) cooperate with one another in connection with any filing under the HSR Act and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by this Agreement initiated by the FTC, the Antitrust Division or any other Governmental Entity, and (iv) cause the waiting periods under the HSR Act or any other foreign antitrust merger control authority to terminate or expire at the earliest possible date. Each Party hereto shall promptly inform the other Parties of any material communication made to, or received by such Party from, the FTC, the Antitrust Division or any other Governmental Entity regarding any of the transactions contemplated hereby. The filing fees under the HSR Act shall be borne by the Parent.

(c) Parent shall have primary responsibility, with the assistance and cooperation of the Company, for obtaining all authorizations, consents, orders and approvals with respect to the Licenses; provided that the Company shall have a reasonable opportunity to review and comment on any such materials prior to filing and, provided further that the Company and Parent will have joint responsibility with respect to the joint applications required for the transfer of control of the Licenses. Each of Parent and the Company will use reasonable best efforts (subject to, and in accordance with, applicable Law) to ensure that all necessary applications in connection with transfer of control of the Licenses as set forth on Schedule 6.4(c), are filed within ten (10) Business Days of the date hereof (except that transfer of control notifications that do not require affirmative approval may be filed within twenty (20) Business Days after the date hereof) and to respond as promptly as practicable to any additional requests for information received from the FCC and, the PAPUC and any other Governmental Entity.

(d) Subject to the terms and conditions of this Agreement, each of the Parties hereto shall take any and all steps necessary to avoid or eliminate any impediments under any applicable antitrust, competition or trade regulation laws that may be asserted by any Government Entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible, including, without limitation, proposing, negotiating, committing to and effecting, by consent decree or otherwise, the sale, divestiture or disposition of such assets or businesses of Parent, Newco or any of their respective Subsidiaries as may be required in order to avoid the entry, or to effect the dissolution, of any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of preventing, delaying or restricting the consummation of the Merger or any transactions contemplated in this Agreement; provided that the Company shall not be permitted and the Parent will not be required to agree to any term, condition or restriction or to amend any Company License in order to obtain any such authorizations, consents, orders or approvals if such term, condition or restriction or amendment (1) would have or would reasonably be expected to have a Company Material Adverse Effect or a Parent Material Adverse Effect, (2) would prevent Parent from consummating the transactions contemplated by this Agreement on the material terms set forth in this Agreement.

(e) Immediately prior to the Effective Time, the Company shall, and shall cause its Subsidiaries to, take or cause to be taken all actions necessary to effect the mergers effective immediately after the Effective Time of: (i) Conestoga Management Services, Inc., a Delaware corporation, with and into its parent Conestoga Telephone and Telegraph Company, a Pennsylvania corporation, (ii) D&E Management Services, Inc., a Nevada corporation, with and into its parent Denver and Ephrata Telephone and Telegraph Company, a Pennsylvania corporation, and (iii) Buffalo Valley Mgmt Services, Inc., a Delaware corporation, with and into its parent Buffalo Valley Telephone Company, a Pennsylvania corporation, (the “Restructuring”). The Company shall, and shall cause its Subsidiaries to, execute or cause to be executed by the appropriate entities, conveyancing, assumption and such other instruments, in such forms as shall be reasonably acceptable to Parent, and take such actions as reasonable requested by Parent in each case necessary to effect the Restructuring.

6.5 Access to Information. Upon reasonable notice, the Company shall (and shall cause each of its Subsidiaries to) afford to officers, employees, counsel, accountants and other authorized representatives of Parent (“Parent Representatives”), in order to evaluate the transactions contemplated by this Agreement, reasonable access, during normal business hours and upon reasonable notice throughout the period prior to the Effective Time, to its officers, employees, accountants, consultants, representatives, plants, properties, contracts, commitments, books and records and during such period, shall (and shall cause each of its Subsidiaries to) furnish or make available reasonably promptly to such Parent Representatives all information concerning its business, properties and personnel as may reasonably be requested. The Company shall furnish to Parent (i) unaudited interim consolidated statements of operations of the Company and its Subsidiaries prepared on a basis consistent with past periods, in each case, as soon as practicable following the end of each fiscal month, but in any event no later than thirty (30) days following the end of such fiscal month and (ii) all statistical and financial reports regularly provided to management in the ordinary course of business consistent with past practice (in terms of frequency, timing and level of information), promptly following the time such reports are made available to Company management. Parent agrees that it will not, and will cause its Parent Representatives not to, use any information obtained pursuant to this Section 6.5 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. The Confidentiality Agreement, dated March 18, 2009 (the “Confidentiality Agreement”), by and between the Company and Parent shall apply with respect to information furnished by the Company, its Subsidiaries and authorized Representatives hereunder. Notwithstanding the foregoing, the Company and its Subsidiaries shall not be obligated to disclose (a) any information that, in the reasonable judgment of the Company, would result in the loss of attorney-client privilege with respect to such information or (b) any information that would result in a breach of an agreement to which the Company or any of its Subsidiaries is a party. No information obtained in any investigation pursuant to this Section 6.5 shall be deemed to modify any representation or warranty in Article IV.

6.6 Publicity. The parties will consult with each other and will mutually agree upon any press releases or public announcements pertaining to the Merger and shall not issue any such press releases or make any such public announcements prior to such consultation and agreement (which shall not be unreasonably withheld), (i) except as may be required by applicable Law or by obligations pursuant to any agreement with any national securities exchange or automated quotation system, in which case the party proposing to issue such press release or make such public announcement shall use its commercially reasonable efforts to consult in good faith with the other party before issuing any such press releases or making any such public announcements or (ii) each of the Parent and the Company may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as such statements are substantially similar to previous press releases, public disclosures or public statements made jointly by the Parent and the Company (or individually, if approved by the other Party).

6.7 Indemnification of Directors and Officers.

(a) All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers or employees of the Company as provided in the Company Charter and the Company By-Laws or any indemnification agreement between such directors, officers or employees and the Company (in each case, as in effect on the date of this Agreement) shall be assumed by the Surviving Corporation in the Merger, without further action, as of the Effective Time and shall survive the Merger and shall continue in full force and effect in accordance with their terms.

(b) The certificate of incorporation and by-laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of individuals who were directors, officers or employees of the Company prior to the Effective Time than are presently set forth in the Company Charter and the Company By-Laws, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals.

(c) It is understood and agreed that prior to the Effective Time the Company shall indemnify and hold harmless, and for a period of six years after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, and the Surviving Corporation shall, indemnify and hold harmless, as and to the full extent permitted by applicable Law, each present or former directors, officers, employees or agents of the Company and its Subsidiaries (the “Indemnified Party”) against any losses, damages, liabilities, costs, expenses (including reasonable attorneys’ fees and expenses), judgments, fines and amounts paid in settlement in connection with any threatened or actual claim, action, suit, demand, proceeding or investigation, whether civil, criminal or administrative (each, a “Claim”) based in whole or in part on, or arising in whole or in part out of, or pertaining to (A) the fact that such person is or was a director, officer, employee, fiduciary or agent of the Company or any Subsidiary of the Company, or is or was serving at the request of the Company or any Subsidiary of the Company as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise or (B) the negotiation, execution or performance of this Agreement or any of the transactions contemplated hereby, and in the event of any such threatened or actual Claim (whether asserted or arising before or after the Effective Time), (i) the Company prior to the Effective Time, and for a period of six years after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, and the Surviving Corporation shall, promptly pay expenses in advance of the final disposition of any Claim to each Indemnified Party to the full extent permitted by law, subject to the provision by such Indemnified Party of an undertaking to provide reasonable cooperation in the defense of such Claim and to reimburse the amounts so advanced in the event of a final non-appealable determination by a court of competent jurisdiction that such Indemnified Party is not entitled to such amounts, (ii) the Indemnified Parties may retain one counsel reasonably acceptable to them and the Parent (except in case of a conflict of interest among two or more Indemnified Parties, in which case more than one counsel may be retained both of whom must be reasonably acceptable to the Parent), and the Company, and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, and the Surviving Corporation shall, pay all reasonable fees and expenses of such counsel for the Indemnified Parties within 30 days after statements therefor are received and (iii) the Company will, and Parent shall, and shall cause the Surviving Corporation to, use its best efforts to assist in the defense of any such matter and neither the Company, Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual Claim for which indemnification could be sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Claim, or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent; provided that neither the Company, Parent nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld); and provided further, that neither Parent nor the Surviving Corporation shall have any obligation hereunder to any Indemnified Party when and if, but only to the extent that, a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non appealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(d) Any Indemnified Party wishing to claim indemnification under this Section 6.7, upon learning of any such Claim, shall notify the Company and, after the Effective Time, Parent and the Surviving

Corporation, thereof, provided, that the failure to so notify shall not affect the obligations of the Company, Parent and the Surviving Corporation except to the extent such failure to notify materially prejudices such party.

(e) Parent and Newco agree that all rights to indemnification existing in favor of, and all exculpations and limitations of the personal liability of, the directors, officers, employees and agents of the Company and its Subsidiaries in the Company Charter and Company By-Laws as in effect as of the date hereof with respect to matters occurring at or prior to the Effective Time, including the Merger, shall continue in full force and effect for a period of not less than six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Claims asserted or made within such period shall continue until the disposition of such Claim.

(f) For a period of six years after the Effective Time, Parent shall cause the Surviving Corporation to cause to be maintained in effect the existing directors’ and officers’ liability insurance and fiduciary insurance policies with an amount of coverage not less than 100% of the amount of existing coverage, or policies that are no less favorable to the Indemnified Parties, and with an amount of coverage not less than 100% of the amount of existing coverage, than the policies which are currently maintained by the Company, with respect to Claims arising from facts or events which occurred at or before the Effective Time; provided, however, that in no event shall the Surviving Corporation or Parent be required to expend an amount in excess of $400,000.00 for such insurance, and, if the premiums of such insurance coverage exceed such amount, the Surviving Corporation shall use its reasonable best efforts to obtain a policy that in the reasonable opinion of Parent is the best available for such amount.

(g) This Section 6.7 is intended for the irrevocable benefit of, and to grant third party rights to, the Indemnified Parties and shall be binding on all successors and assigns of Parent, the Company and the Surviving Corporation and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have from the Company or any other Person by contract or otherwise. Each of the Indemnified Parties shall be entitled to enforce the covenants contained in this Section 6.7.

(h) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors, assigns and transferees of the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 6.7.

(i) To the extent permitted by law, all rights of indemnification under this Section 6.7 for the benefit of any Indemnified Party shall be mandatory rather than permissive.

6.8 Employees

(a) (i) Subject and in addition to any applicable collective bargaining agreement, during the period commencing with the Effective Time and ending on the first anniversary of the Effective Time, the Parent, Newco and the Company agree that all employees and officers of the Company and its Subsidiaries who continue in employment with the Surviving Corporation or its Subsidiaries (the “Continuing Employees”) shall receive (A) the base salary or base wage level (including commissions) and bonus opportunity, to the extent applicable, not less favorable in the aggregate than that in effect on the date of this Agreement and disclosed to the Parent prior to the date hereof, and (B) benefits, perquisites and other terms and conditions of employment that are not materially less favorable in the aggregate than the benefits, perquisites and other terms and conditions of similarly situated Parent employees; provided that this Section 6.8(a) shall not be deemed to be a guarantee of employment to any employee or officer of the Company or its Subsidiaries or to impose any obligation on the Surviving Corporation or its Subsidiaries to continue the employment of any Person.

(ii) During the period commencing with the Effective Time and ending on the first anniversary of the Effective Time, the Parent, Newco and the Company agree to honor and keep in effect all severance plans, practices and policies that are applicable to employees and officers of the Company and its Subsidiaries as of the date of this Agreement, the terms and conditions of which are set forth in reasonable detail on Schedule 6.8(a).

(iii) For a period of not less than one year following the Effective Time, Parent shall, and shall cause the Surviving Corporation to: (A) pay Continuing Employees all accrued and unused but unpaid vacation accrued through the Effective Date; (B) provide, as soon as administratively possible following the Effective Time, employee benefit plans and arrangements (other than base salary and bonus opportunities, but including 401K, welfare programs, pension, (medical, dental, vision, life insurance, accidental death or dismemberment insurance, short-term disability and long-term disability) and paid time off policies) to each Continuing Employee that are no less favorable in the aggregate than those provided to similarly situated Parent employees; (C) pay to each Continuing Employee eligible for payments under the Company’s Short-Term Incentive Plan (the “STIP”) an amount with respect to such Continuing Employee’s award under the STIP for 2009 and the fiscal year of the Company in which the Closing occurs (a pro rata amount based on the number of months elapsed in such fiscal year) that is no less than the (I) greater of the actual award level achieved under the STIP or (II) the target level under the STIP; which amounts shall be paid in accordance with the STIP and the awards thereunder (provided that such amounts may be increased on an individual basis in a manner consistent with past practice); and (D) Continuing Employees shall have the use of amounts, if any, in the flexible spending accounts held by the Company in accordance with the terms of such accounts.

(b) (i) If, on or before the date which is one year after the Effective Time, the Surviving Corporation terminates the employment (other than as a result of unsatisfactory performance of their respective duties) of any Person who was an officer or employee of the Company as of the Effective Time (“Non-Continuing Employees”) (A) Parent shall provide at least sixty (60) days’ written notice to any employee terminated within first six (6) months following the Effective Time prior to termination of such employee’s employment; and (B), Parent shall pay severance benefits to such employees, as soon as administratively possible (not to exceed the next two pay cycles) following such employee’s termination of employment, in an amount equal to the greater of (A) four weeks’ salary plus one week’s salary for each year of service with the Company or any of its Subsidiaries, or with a predecessor of the Company or any of its Subsidiaries, up to a maximum of 26 weeks’ salary or (ii) two weeks salary for each year of service with the Company or any of its Subsidiaries, or with a predecessor of the Company or any of its Subsidiaries, up to a maximum of 26 weeks’ salary; provided that the foregoing obligation shall not apply to employees of the Company who were either subject to a collective bargaining agreement or listed on Schedule 6.8(b)(i), or any successor employee to the forgoing positions (the “Contract Employees”). In the event an officer’s or employee’s employment is terminated thereafter, Parent shall pay severance benefits to such officer or employee in accordance with the then existing severance policy of Parent or its successor.

(ii) In addition to the severance benefits set forth in subsection (b)(i) above, (A) Parent shall pay Non-Continuing Employees all accrued and unused but unpaid vacation; (B) all non-vested Company matches for Non-Continuing Employees under the Company’s 401K Plan shall become vested immediately prior to or at the Effective Time; (C) Parent shall pay, or cause the Surviving Corporation to pay, each Non-Continuing Employee an amount with respect to such Non-Continuing Employee’s award under the STIP for 2009 and the fiscal year of the Company in which the Closing occurs (a pro rata amount based on the number of months elapsed in such fiscal year) that is no less than the greater of (I) the actual award level achieved under the STIP; or (II) the target level award under the STIP; and (D) Non-Continuing Employees shall have the use of amounts, if any, in the flexible spending accounts held by the Company in accordance with the terms of such accounts and applicable Laws.

(c) The Parent and its Subsidiaries shall recognize the service of employees with the Company and its Subsidiaries prior to the Closing as service with Parent and its Subsidiaries in connection with any 401(k) savings plan and welfare benefit plan or policy (including vacations and severance policies) maintained by Parent or one of its Subsidiaries which is made available following the Effective Time by Parent or one of its Subsidiaries for purposes of satisfying or determining any waiting period, vesting, eligibility or benefit entitlement (but excluding benefit accruals thereunder); provided that nothing in this Section 6.8(c) shall create a right for any employee or officer of the Company and its Subsidiaries to participate in or receive benefits under any of Parent or any of its Subsidiaries’ severance plans, practices and policies until Parent’s obligation to honor the Company’s severance and retention plans, practices and policies pursuant to Section 6.8(a) has expired.

(d) With respect to any employee welfare benefit plan maintained by Parent, the Surviving Corporation or any of their respective Subsidiaries in which Continuing Employees are eligible to participate after the Effective Time, Parent shall use best administrative efforts to, or shall cause the Surviving Corporation to use best administrative efforts to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods and actively-at-work requirements with respect to participation and coverage requirements applicable to the Continuing Employees and their dependents and beneficiaries under such plan to the extent waived under the applicable corresponding Company Plan immediately prior to the Effective Time and (ii) provide each Continuing Employee and his or her eligible dependents and beneficiaries with credit under such plan for any co-payments and deductibles paid under corresponding Company Plans prior to the Effective Time in the calendar year in which the Effective Time occurs for purposes of satisfying any applicable deductible or out-of-pocket requirements (and any annual and lifetime maximums).

(e) (i) From and after the Effective Time, Parent and Newco shall and shall cause the Surviving Corporation and its successors to satisfy each of the employment agreements, executive termination agreements and individual benefit arrangements as in effect at the Effective Time (the “Employment Obligations”) listed on Schedule 6.8(e) with respect to the Contract Employees subject to such agreements and arrangements.

(ii) Parent acknowledges that the consummation of the Merger constitutes a change in control or change of control, as the case may be, for all purposes under the Company Plans and the Employment Obligations.

(f) Notwithstanding anything to the contrary contained herein, (i) the provisions of this Section 6.8 shall not operate to require Parent to duplicate any payments or benefits payable pursuant to any compensation or benefits plans, policies, programs, agreements or other arrangements of the Company and its Subsidiaries; (ii) except as set forth in Sections 6.8(a) and 6.8(b), nothing in this Agreement shall be deemed to limit or otherwise impair the Surviving Corporation’s ability to amend or terminate any Company Benefit Plan at any time without any obligation or liability; and (iii) nothing contained in this Section 6.8, whether express or implied, shall be deemed to create an obligation of Parent or any of its Subsidiaries to pay or otherwise issue equity awards to any employee or officer of the Company or otherwise create a right for such individuals to receive equity awards from Parent or any of its Subsidiaries.

6.9 Tax Matters.

(a) The Company, Parent and Newco shall use their reasonable best efforts, and shall cause their respective Subsidiaries to use their reasonable best efforts, to take or cause to be taken any action necessary for the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Neither the Company nor Parent shall, nor shall they permit any of their respective Subsidiaries to, take or cause to be taken any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(b) This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Each of the Company, Newco and Parent shall report the Merger as a reorganization within the meaning of Section 368(a) of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(c) The parties hereto shall cooperate and use their reasonable efforts in order for the Company to obtain the opinion of Barley Snyder LLC described in Section 7.2(d) and for Parent to obtain the opinion of

Kutak Rock LLP described in Section 7.3(e). In connection therewith, Parent, Newco and the Company shall deliver to Barley Snyder LLC and Kutak Rock LLP representation letters, dated and executed as of the dates of such opinions, containing customary factual statements, representations and covenants.

6.10 Termination of Company ESPP and Company DRIP.

(a) The Company shall not commence any new “Offering Periods” (as defined in the Company ESPP) under the Company ESPP on or after the date the PAPUC issues it consent to the Merger and the transactions contemplated by this Agreement. Following the date hereof, the Company will not permit any participant in the Company ESPP to increase his/her participating interest.

(b) As of the Effective Time, the Company ESPP and Company DRIP shall terminate and all rights under any provision of any other plan, program or arrangement of the Company or any Subsidiary of the Company providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any Subsidiary of the Company shall be cancelled. Prior to the Effective Time, the Company shall take all actions necessary in order to effectuate the provisions of this Section 6.10(b).

6.11 Telephone Company Preferred Stock. Concurrent with the Effective Time, the Company shall exercise its right to redeem all outstanding shares of Telephone Company Preferred Stock in accordance with the terms of the Company Charter such that as of the Effective Time no shares of Telephone Company Preferred Stock shall be outstanding.

6.12 Certain Notices. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

6.13 Company Dividends. Throughout the period from July 1, 2009 to the earlier of the Effective Time or the date this Agreement is terminated in accordance with its terms, the Company shall: (i) exercise commercially reasonable efforts to cause the record dates for its regular quarterly cash dividends to correspond to the record dates for regular quarterly cash dividends paid by Parent, (ii) exercise commercially reasonable efforts to cause the dates upon which its regular quarterly cash dividends are paid to correspond to the days on which regular quarterly cash dividends are payable by Parent, and (iii) assure that the stockholders of the Company shall be entitled to either a dividend on shares of the Company Common Stock or shares of Parent Common Stock, but not both, with regard to the calendar quarter in which the Closing shall occur.

6.14 Company 10b5-1 Plan. The Company shall terminate prior to 8:30am (eastern time) on May 11, 2009 any 10b5-1 trading plan or similar open market stock repurchase program that it may have in effect as of the date hereof.

6.15 Parent Consulting Agreements. To the extent Parent and the individuals set forth on Schedule 6.15 do not agree to mutually acceptable terms of continuing employment for the period after the Effective Time, Parent shall enter into consulting agreements with such individuals as of the Effective Time in accordance with the terms and conditions as described on Schedule 6.15.

ARTICLE VII—CONDITIONS TO CONSUMMATION OF THE MERGER

7.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b) Injunction. There shall not be in effect any statute, rule, regulation, executive order, decree, ruling or injunction or other order of a court or governmental or regulatory agency of competent jurisdiction directing that the transactions contemplated herein not be consummated; provided, however, that prior to invoking this condition each party shall use its commercially reasonable efforts to have any such decree, ruling, injunction or order vacated.

(c) HSR Act. Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have expired or early termination shall have been granted.

(d) Listing Approval. The shares of Parent Common Stock issuable in connection with the Merger shall have been approved for trading on the Exchange, subject to official notice of issuance.

(e) Effectiveness of Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness thereof shall have been issued and no proceedings for that purpose shall have been initiated.

(f) Blue Sky Laws. There shall have been obtained any and all material permits, approvals and consents of securities or “blue sky” authorities of any jurisdiction that are necessary so that the consummation of the Merger and the transactions contemplated thereby will be in compliance with applicable laws.

7.2 Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following additional conditions:

(a) (i) The representations and warranties of Parent and Newco contained in this Agreement (other than such representations and warranties set forth in Sections 5.1 (Organization and Qualification), 5.2 (Capitalization), 5.4 (Authority Relative to This Agreement), and 5.6 (SEC Reports; Financial Statements)) shall be true and correct at and as of the Effective Time as though made on and as of such date except for changes permitted by this Agreement and those representations which address matters only as of a particular date (which shall be true and correct as of such date) or where the failure of any representation or warranty to be true and correct would not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; provided, however, that for the purposes of this condition, exceptions in such representations and warranties for materiality shall be disregarded;

(ii) the representations and warranties of Parent and Newco set forth in Sections 5.1 (Organization and Qualification), 5.2 (Capitalization), 5.4 (Authority Relative to This Agreement), and 5.6 (SEC Reports; Financial Statements) shall be true and correct at and as of the Effective Time as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date); and

(iii) the Company shall have received a certificate of the President or a Vice President of Parent to the foregoing effect.

(b) (i) Parent and Newco shall have performed and complied with, in all material respects, their material obligations under this Agreement to be performed or complied with on or prior to the Effective Time; and

(ii) the Company shall have received a certificate of the President or a Vice President of Parent to the foregoing effect.

(c) All governmental consents, orders and approvals and filings to be made as set forth on Schedule 7.2(c) shall have been obtained or made and be in effect at the Effective Time.

(d) There shall have been no Parent Material Adverse Effect since the date of this Agreement.

(e) The Company shall have received a written opinion dated as of the date of the Closing based upon the representations of the parties contained in this Agreement and the representation letters described in Section 6.9 from Barley Snyder LLC, counsel to the Company, to the effect that, for federal income Tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that each of Parent, Newco and the Company will be a party to such reorganization within the meaning of Section 368(b) of the Code, and such opinion shall not have been withdrawn, revoked or modified.

7.3 Conditions to Parent’s and Newco’s Obligations to Effect the Merger. The obligations of Parent and Newco to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following additional conditions:

(a) (i) The representations and warranties of the Company contained in this Agreement (other than such representations and warranties set forth in Sections 4.1 (Organization and Qualification), 4.2 (Capitalization), 4.3 (Subsidiaries), 4.4 (Authority Relative to This Agreement), 4.6 (SEC Reports; Financial Statements), 4.15 (Required Vote; Dissenters’ Rights), 4.21 (State Takeover Statutes), 4.22 (Brokers and Finders) and 4.23 (Opinion of Financial Advisor)) shall be true and correct at and as of the Effective Time as though made on and as of such date except for changes permitted by this Agreement and those representations which address matters only as of a particular date (which shall be true and correct as of such date), or where the failure of any representation or warranty to be true and correct would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that for the purposes of this condition, exceptions in such representations and warranties for materiality shall be disregarded;

(ii) The representations and warranties of the Company set forth in Sections 4.1 (Organization and Qualification), 4.2 (Capitalization), 4.3 (Subsidiaries), 4.4 (Authority Relative to This Agreement), 4.6 (SEC Reports; Financial Statements), 4.15 (Required Vote; Dissenters’ Rights), 4.21 (State Takeover Statutes), 4.22 (Brokers and Finders) and 4.23 (Opinion of Financial Advisor) shall be true and correct at and as of the Effective Time as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date); and

(iii) Parent shall have received a certificate of the President or a Vice President of the Company to the foregoing effect.

(b) (i) The Company shall have performed and complied with, in all material respects, its material obligations under this Agreement to be performed or complied with on or prior to the Effective Time, and

(ii) Parent shall have received a certificate of the President or a Vice President of the Company to the foregoing effect.

(c) Each of the approvals set forth on Schedule 7.3(c) shall have been obtained and, if applicable, become final and non-appealable (except in the case of FCC approvals, no finality of approval shall be required), or any applicable waiting period shall have expired, in each case without the imposition of any condition that Parent would not be required to agree to pursuant to Section 6.4.

(d) There shall have been no Company Material Adverse Effect since the date of this Agreement.

(e) Parent shall have received a written opinion dated as of the date of the Closing based upon the representations of the parties contained in this Agreement and the representation letters described in Section 6.9 from Kutak Rock LLP, counsel to Parent, to the effect that, for federal income Tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that each of Parent, Newco and the Company will be a party to such reorganization within the meaning of Section 368(b) of the Code, and such opinion shall not have been withdrawn, revoked or modified.

7.4 Failure of Conditions. A party to this Agreement may not rely on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to act in good faith or to use its commercially reasonable efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 6.4.

ARTICLE VIII—TERMINATION; AMENDMENT; WAIVER

8.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, by the mutual written consent of Parent and the Company, which consent shall be effected by action of the board of directors of each such party.

8.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned by Parent or the Company if:

(a) the Company Shareholder Approval shall not have been received at the Shareholders Meeting duly called and held,

(b) the Effective Time shall not have occurred on or before October 8, 2009 (provided that such date may be extended until December 9, 2009 by Parent or the Company by written notice to the other party (given not later than September 24, 2009) if the Closing shall not have occurred because of failure to obtain approval from one or more regulatory authorities whose approval is required in connection with this Agreement) (the “Termination Date”);

(c) any court of competent jurisdiction in the United States or some other Government Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or

(d) applicable Law shall have been adopted, promulgated or issued prohibiting the consummation of the transactions contemplated by this Agreement as provided herein.

provided, that the right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any party whose failure to fulfill any of its obligations under this Agreement results in such failure to close.

8.3 Termination by Parent. This Agreement may be terminated by Parent prior to the Effective Time, if:

(a) prior to the Closing, there shall have been a breach or inaccuracy of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement, which breach or inaccuracy would (i) give rise to the failure of a condition set forth in Section 7.3 to be satisfied and (ii) is not cured, or is not capable of being cured, within thirty (30) days of written notice of such breach or inaccuracy; and

(b) (i) the Board of Directors shall have failed to include in the Proxy Statement the Board Recommendation or a Company Adverse Recommendation Change shall otherwise have occurred; or (ii) the Company fails to call and hold the Shareholders Meeting within sixty (60) days after the Proxy Statement is cleared by the SEC.

8.4 Termination by the Company. This Agreement may be terminated by the Company and the Merger may be abandoned at any time prior to the Effective Time:

(a) if prior to the Closing, there shall have been a breach or inaccuracy of any representation, warranty, covenant or agreement on the part of Parent or Newco contained in this Agreement, which breach or inaccuracy would (i) give rise to the failure of a condition set forth in Section 7.2 to be satisfied and (ii) is not cured, or is not capable of being cured, within thirty (30) days of written notice of such breach or inaccuracy; and

(b) in accordance with the terms and subject to the conditions of Section 6.2(f).

8.5 Effect of Termination.

(a) In the event of the termination and abandonment of this Agreement pursuant to Article VIII, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its affiliates, directors, officers or shareholders, other than the provisions of this Section 8.5 and the provisions of Sections 9.1 and 9.2. Nothing contained in this Section 8.5 shall relieve any party from liability for any willful breach of any covenant or other agreement contained in this Agreement.

(b) In the event of termination of this Agreement without consummation of the transactions contemplated hereby: (i) (A) by Parent pursuant to Section 8.3(b) and (B) prior to the date that is twelve (12) months after such termination, the Company enters into a definitive agreement with respect to, or consummates, a Competing Transaction; or (ii) by the Company pursuant to Section 8.4(b), then the Company shall make payment to Parent by wire transfer of immediately available funds of a fee in the amount equal to $5,500,000 (the “Termination Amount”), such amount to constitute liquidated (and exclusive) damages.

(c) In the event that (i) at any time after the date of this Agreement a Competing Transaction shall have been made known to the shareholders of the Company or publicly disclosed; (ii) this Agreement is terminated by the Parent or the Company pursuant to Sections 8.3(a), or 8.2(a); and (iii) within twelve (12) months after this termination, the Company or any of its Subsidiaries enters into an agreement in respect of any Competing Transaction or a transaction pursuant to which any Competing Transaction is consummated, then the Company shall pay to the Parent the Termination Amount. Solely for purposes of this Section 8.5(c), the term “Competing Transaction” shall have the meaning assigned to such term in Section 6.2, except that all references to “15%” shall be changed to “35%.”

(d) Payment of the Termination Amount shall be made within two (2) Business Days of the event triggering such payment occurs and shall be made by wire transfer of immediately available funds to an account designated in writing to the Company by the Parent.

(e) The Company acknowledges that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent would not have entered into this Agreement. Accordingly, in the event that the Company shall fail to pay the Termination Fee when due, and in order to obtain such payment, Parent commences a suit which results in a judgment against such other party for such fee, then the Company shall pay Parent’s reasonable costs and expenses (including reasonable attorneys’ fees and expenses of enforcement) in connection with such suit, together with interest on the amounts owed at the prime lending rate prevailing at such time, as published in the Wall Street Journal, plus two percent (2%) per annum from the date such amounts were required to be paid until the date actually received by Parent.

8.6 Extension; Waiver. At any time prior to the Effective Time, each of Parent and Newco, on one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto, or (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of either party hereto to any such extension or waiver shall be valid only if set forth in any instrument in writing signed on behalf of such party. The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

ARTICLE IX—MISCELLANEOUS AND GENERAL

9.1 Payment of Expenses. Whether or not the Merger shall be consummated, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby, Parent and Company each shall bear and pay one-half of the costs and expenses incurred in connection with the filing, printing and mailing of the Proxy Statement. The fees and expenses related to any filing made pursuant to the HSR Act or any competition, merger control, antitrust or similar Law shall be paid by Parent.

9.2 Survival of Representations and Warranties; Survival of Confidentiality. The representations and warranties made herein shall not survive beyond the earlier of (i) termination of this Agreement or (ii) the

Effective Time. This Section 9.2 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time. The Confidentiality Agreement shall survive any termination of this Agreement, and the provisions of such Confidentiality Agreement shall apply to all information and material delivered by any party hereunder.

9.3 Modification or Amendment. Subject to the applicable provisions of the PBCL, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that, after Shareholder Approval, no amendment shall be made which changes the consideration payable in the Merger or which would require further shareholder approval under the PBCL or the rules of any relevant stock exchange, without the approval of such shareholders.

9.4 Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived in writing by such party against whom the waiver is to be affected, in whole or in part, to the extent permitted by applicable Law; provided that after Shareholder Approval, no such waiver shall, without further approval of such shareholders, make any change that would require further shareholder approval under the PBCL or any relevant stock exchange.

9.5 Counterparts; Effectiveness. For the convenience of the parties hereto, this Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

9.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to the principles of conflicts of law thereof. Any proceeding relating to this Agreement shall be brought in a state court of Pennsylvania or a court of the United States of America located in the Commonwealth of Pennsylvania. Each party to this Agreement hereby consents to personal jurisdiction in any such action, consents to service of process by mail and waives any objection to venue in any such court or to any claim that such court is an inconvenient forum.

9.7 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the other parties shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile transmission (with a confirming copy sent by overnight courier), as follows:

(a)	If to the Company, to:

If to Parent:

D&E Communications, Inc.

124 East Main Street

Ephrata, PA 17522

Attention: President and Chief Executive Officer

Facsimile: 717-733-7461

with a copy to:

Barley Snyder LLC

126 East King Street

Lancaster, PA 17602

Attention: Paul G. Mattaini

Facsimile: 717-291-4660

(b)	If to Parent or Newco, to:

If to Parent:

Windstream Corporation

4001 Rodney Parham Road

Little Rock, AR 72212

Attention: General Counsel

Facsimile: 501-748-7400

with a copy to:

Kutak Rock LLP

124 West Capitol, Suite 2000

Little Rock, Arkansas 72201

Attention: Daniel L. Heard

Facsimile: 501-975-3001

or to such other Persons or addresses as may be designated in writing by the party to receive such notice. Each such notice, request, instruction or other document shall be deemed received by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request, instruction or other document shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

9.8 Entire Agreement; Assignment. This Agreement (including the documents, schedules and the instruments referred to herein), the Confidentiality Agreement and that certain Confidentiality Agreement between the Company and Parent dated as of May 5, 2009 (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof, and (b) shall not be assigned by any party (by operation of law or otherwise) without the prior written consent of the other parties.

9.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns. Nothing in this Agreement, express or implied is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement; provided, however, that the provisions of Section 6.7 shall inure to the benefit of and be enforceable by the Indemnified Parties.

9.10 Certain Definitions. As used herein:

(a) “Business Day” or “business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings and on which the banks are not required or authorized to close in New York, N.Y.

(b) “Company Credit Agreement” means the Third Amended and Restated Credit Agreement dated as of September 19, 2006, as amended, by and among the Company, as borrower, the Subsidiaries, as guarantors, and CoBank, ACB as Administrative Agent, a lead arranger and a lender and other lenders referred to therein.

(c) “Company Material Adverse Effect” shall mean any change or effect that either individually or in the aggregate is or is reasonably expected to be materially adverse to the condition (financial and otherwise), results of operations, properties, assets (tangible and intangible), financial performance or business of the Company and its Subsidiaries, taken as a whole, other than any change, effect, event or occurrence or state of facts relating to (i) economic, financial market or geographical conditions in general, including changes in economic and financial markets and regulatory or political conditions whether resulting from acts of terrorism, war or otherwise, that do not have a materially disproportionate adverse effect on the Company and its Subsidiaries, (ii) changes in Law or applicable accounting regulations or principles or interpretations thereof, that do not have a materially disproportionate adverse effect on the Company and its Subsidiaries, (iii) the telecommunications industry as a whole that do not materially, disproportionately adversely affect the Company and its Subsidiaries, taken as a whole, relative to other participants in such industry, (iv) any change, in and of itself, in the Company’s stock price or trading volume, or any failure, in and of itself, by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (it being understood that the facts giving rise or contributing to any such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect or unless such facts are otherwise an exception set forth in clauses (i), (ii), (iii) or (v)), and (v) the impact on results of operations from any non-cash impairment charges required under GAAP (unless such impact results in a default under the Company Credit Agreement that is not (A) properly cured, or (B) waived by the lenders thereunder in exchange for immaterial consent fees, if any, to be paid by the Company, its Subsidiaries or the Surviving Corporation).

(d) “Knowledge” of any Person means, with respect to any matter in question, the actual knowledge of such Person’s executive officers after reasonable inquiry;

(e) “Ordinary course of business” means the course of business consistent in all material respects with the customary business practices used by the Company in conducting its business prior to the date of this Agreement.

(f) “Parent Material Adverse Effect” shall mean any change or effect that either individually or in the aggregate is or is reasonably expected to be materially adverse to the condition (financial or otherwise), results of operations, properties, assets (tangible and intangible), financial performance or business of Parent and its Subsidiaries, taken as a whole, other than any change, effect, event or occurrence or state of facts relating to (i) economic, financial market or geographical conditions in general, including changes in economic and financial markets and regulatory or political conditions whether resulting from acts of terrorism, war, or otherwise, that do not have a materially disproportionate adverse effect on the Parent and its Subsidiaries, (ii) changes in Law or applicable accounting regulations or principles or interpretations thereof, that do not have a materially disproportionate adverse effect on the Parent and its Subsidiaries, (iii) the telecommunications industry as a whole that do not materially, disproportionately adversely affect Parent and its Subsidiaries, taken as a whole, relative to other participants in such industry, (iv) any change, in and of itself, in Parent’s stock price or trading volume, or any failure, in and of itself, by Parent to meet any internal or published projections, forecasts or revenue or earnings predictions (it being understood that the facts giving rise or contributing to any such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Parent Material Adverse Effect or unless such facts are otherwise an exception set forth in clauses (i), (ii) or (iii).

(g) “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity; and

(h) “Subsidiary” shall mean, when used with reference to any entity, any corporation of which at least a majority of the outstanding voting securities having by their terms ordinary voting power to elect a majority of the board of directors or other similar supervising body, are owned directly or indirectly by such former entity.

9.11 Obligation of Parent. Whenever this Agreement requires Newco to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Newco to take such action.

9.12 Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, each of which shall remain in full force and effect. Upon the determination that any term or other provision is invalid or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Laws in an acceptable manner to the end that the Merger is consummated to the extent possible.

9.13 Captions. The article, section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

9.14 Specific Performance. Notwithstanding anything in this Agreement to the contrary, the parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that money damages would not be a sufficient remedy for any breach of this Agreement, and accordingly, the parties hereto shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

9.15 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTION OF THE PARENT, THE COMPANY OR NEWCO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

9.16 Interpretation. When a reference is made in this Agreement to an Article, a Section or an Exhibit, such reference shall be to an Article, a Section or an Exhibit of or to this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America.

[REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

D&E COMMUNICATIONS, INC.,

By:	/S/ JAMES W. MOROZZI
Name:	James W. Morozzi
Title:	President and Chief Executive Officer

WINDSTREAM CORPORATION,

By:	/S/ JEFFERY R. GARDNER
Name:	Jeffery R. Gardner
Title:	President and Chief Executive Officer

DELTA MERGER SUB, INC.,

By:	/S/ JEFFERY R. GARDNER
Name:	Jeffery R. Gardner
Title:	President and Chief Executive Officer

ANNEX B

[LETTERHEAD OF CREDIT SUISSE SECURITIES (USA) LLC]

May 10, 2009

Board of Directors

D&E Communications, Inc.

124 East Main Street

Ephrata, Pennsylvania 17522

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of the common stock, par value $0.16 per share (“D&E Common Stock”), of D&E Communications, Inc. (“D&E”) of the Merger Consideration (as defined below) to be received by such holders pursuant to the terms of the Agreement and Plan of Merger, dated as of May 10, 2009 (the “Merger Agreement”), among Windstream Corporation (“Windstream”), Delta Merger Sub, Inc., a wholly owned subsidiary of Windstream (“Merger Sub”), and D&E. The Merger Agreement provides for, among other things, the merger of D&E with and into Merger Sub (the “Merger”) pursuant to which each outstanding share of D&E Common Stock will be converted into the right to receive (i) $5.00 in cash (the “Cash Consideration”) and (ii) 0.650 of a share of the common stock, par value $0.0001 per share (“Windstream Common Stock”), of Windstream (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”).

In arriving at our opinion, we have reviewed the Merger Agreement and certain publicly available business and financial information relating to D&E and Windstream. We also have reviewed certain other information relating to D&E and Windstream, including financial forecasts relating to D&E and certain publicly available research analysts’ estimates relating to Windstream, provided to or discussed with us by D&E and Windstream, and have met with the managements of D&E and Windstream to discuss the businesses and prospects of D&E and Windstream, respectively. We also have considered certain financial and stock market data of D&E and Windstream, and we have compared that data with similar data for other publicly held companies in businesses we deemed relevant in evaluating D&E and Windstream, and we have considered, to the extent publicly available, the financial terms of certain other transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information and we have assumed and relied upon such information being complete and accurate in all material respects. With respect to the financial forecasts for D&E that we have used in our analyses, the management of D&E has advised us, and we have assumed, with your consent, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of D&E as to the future financial performance of D&E. With respect to the publicly available research analysts’ estimates for Windstream that we have used in our analyses, we have reviewed and discussed such forecasts with the managements of D&E and Windstream and have assumed, with your consent, that such forecasts represent reasonable estimates and judgments with respect to the future financial performance of Windstream. We also have assumed, with your consent, that the Merger will qualify as a reorganization for federal income tax purposes. We further have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on D&E, Windstream or the contemplated benefits of the Merger and that the Merger will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of D&E or Windstream, nor have we been furnished with any such evaluations or appraisals.

B-1

Board of Directors

D&E Communications, Inc.

May 10, 2009

Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, to the holders of D&E Common Stock of the Merger Consideration and does not address any other aspect or implication of the Merger or any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise or the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Merger, or class of such persons, relative to the Merger Consideration or otherwise. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. These conditions have been and remain subject to extraordinary levels of volatility and uncertainty and we express no view as to the impact of such volatility and uncertainty on D&E, Windstream or the Merger. We are not expressing any opinion as to what the value of shares of Windstream Common Stock actually will be when issued to the holders of D&E Common Stock pursuant to the Merger or the prices at which shares of D&E Common Stock or Windstream Common Stock will trade at any time. Our opinion does not address the relative merits of the Merger as compared to alternative transactions or strategies that might be available to D&E, nor does it address the underlying business decision of D&E to proceed with the Merger.

We have acted as financial advisor to D&E in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We also became entitled to receive a fee upon the rendering of our opinion. In addition, D&E has agreed to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates in the past have provided financial advice and services to D&E, and may in the future provide financial advice and services to Windstream and its affiliates, for which we and our affiliates have received, and would expect to receive, compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of D&E, Windstream and any other company that may be involved in the Merger, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is for the information of the Board of Directors of D&E in connection with its evaluation of the Merger and does not constitute advice or a recommendation to any shareholder as to how such shareholder should vote or act on any matter relating to the proposed Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of D&E Common Stock is fair, from a financial point of view, to such holders.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

B-2

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

The DGCL permits a Delaware corporation to indemnify directors, officers, employees, and agents under some circumstances, and mandates indemnification under certain limited circumstances. The DGCL permits a corporation to indemnify a director, officer, employee, or agent for expenses actually and reasonably incurred, as well as fines, judgments and amounts paid in settlement in the context of actions other than derivative actions, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification against expenses incurred by a director, officer, employee or agent in connection with his defense of a proceeding against such person for actions in such capacity is mandatory to the extent that such person has been successful on the merits. If a director, officer, employee, or agent is determined to be liable to the corporation, indemnification for expenses is not allowable, subject to limited exceptions where a court deems the award of expenses appropriate. The DGCL grants express power to a Delaware corporation to purchase liability insurance for its directors, officers, employees, and agents, regardless of whether any such person is otherwise eligible for indemnification by the corporation. Advancement of expenses is permitted, but a person receiving such advances must repay those expenses if it is ultimately determined that he is not entitled to indemnification.

The Amended and Restated Certificate of Incorporation of Windstream (the “Certificate”) provides for indemnification to the fullest extent permitted by the DGCL, as amended from time to time. Under the Certificate, any expansion of the protection afforded directors, officers, employees, or agents by the DGCL will automatically extend to Windstream’s directors, officers, employees, or agents, as the case may be.

Article VII of the Certificate provides for the indemnification of directors, officers, agents, and employees for expenses incurred by them and judgments rendered against them in actions, suits or proceedings in relation to certain matters brought against them as such directors, officers, agents, and employees, respectively. Article VII of the Certificate also requires Windstream, to the fullest extent expressly authorized by Section 145 of the DGCL, to advance expenses incurred by a director or officer in a legal proceeding prior to final disposition of the proceeding.

In addition, as permitted under the DGCL, Windstream has entered into indemnity agreements with its directors and officers. Under the indemnity agreements, Windstream will indemnify its directors and officers to the fullest extent permitted or authorized by the DGCL, as it may from time to time be amended, or by any other statutory provisions authorizing or permitting such indemnification. Under the terms of Windstream’s directors and officers’ liability and company reimbursement insurance policy, directors and officers of Windstream are insured against certain liabilities, including liabilities arising under the Securities Act of 1933. Windstream will indemnify such directors and officers under the indemnity agreements from all losses arising out of claims made against them, except those based upon illegal personal profit, recovery of short-swing profits, or dishonesty; provided, however, that Windstream’s obligations will be satisfied to the extent of any reimbursement under such insurance.

Item 21.	Exhibits and Financial Statements

2.1	Agreement and Plan of Merger, dated as of May 10, 2009, by and among Windstream Corporation, Delta Merger Sub, Inc. and D&E Communications, Inc. (included as Annex A to the Proxy Statement/Prospectus forming a part of this registration statement).

3.1	Amended and Restated Certificate of Incorporation of Windstream Corporation, as amended (incorporated by reference to Exhibit 3.1 to Windstream’s Amendment No. 3 to the Registration Statement on Form S-4 filed May 23, 2006).

3.2	Amended and Restated By-laws of Windstream Corporation, as amended (incorporated by reference to Exhibit 3.2 to Windstream’s Current Report on Form 8-K filed February 6, 2009).

5.1	Opinion of Kutak Rock LLP as to the legality of the securities to be issued.**

8.1	Opinion of Kutak Rock LLP regarding certain Federal income tax matters.**

8.2	Opinion of Barley Snyder LLC regarding certain Federal income tax matters.**

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of Windstream Corporation.*

23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm of D&E Communications, Inc.*

23.3	Consent of Kutak Rock LLP (included in Exhibit 5.1 and 8.1).

23.4	Consent of Barley Snyder LLC (included in Exhibit 8.2).

24.1	Powers of Attorney**

99.1	Form of Proxy Card of D&E Communications, Inc.*

99.2	Consent of Credit Suisse Securities (USA) LLC.**

*	Filed herewith.

**	Previously filed.

Item 22.	Undertakings.

The undersigned Registrant hereby undertakes:

(A)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(B) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement will be deemed to be new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(C) To respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(D) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(E) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(F) That every prospectus: (i) that is filed pursuant to paragraph (E) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

Insofar as indemnification by the registrant for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Little Rock, State of Arkansas, on the 17th day of August, 2009.

Windstream CORPORATION

By:	/S/ JEFFERY R. GARDNER
(Jeffery R. Gardner, President and Chief Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 17th day of August, 2009.

Signature	Title

/S/ FRANCIS X. FRANTZ* (Francis X. Frantz)	Chairman of the Board

/S/ JEFFERY R. GARDNER (Jeffery R. Gardner)	President, Chief Executive Officer and Director

/S/ ANTHONY W. THOMAS (Anthony W. Thomas)	Chief Financial Officer (Principal Financial Officer)

/S/ JOHN C. EICHLER (John C. Eichler)	Controller (Principal Accounting Officer)

/S/ DENNIS E. FOSTER* (Dennis E. Foster)	Director

/S/ CAROL B. ARMITAGE* (Carol B. Armitage)	Director

/S/ JUDY K. JONES* (Judy K. Jones)	Director

/S/ FRANK E. REED* (Frank E. Reed)	Director

/S/ SAMUEL E. BEALL III* (Samuel E. Beall III)	Director

/S/ JEFFREY T. HINSON* (Jeffrey T. Hinson)	Director

/S/ WILLIAM A. MONTGOMERY* (William A. Montgomery)	Director

*By:	/S/ JOHN P. FLETCHER
(John P. Fletcher) Attorney-in-fact

II-4